NHC

NATIONAL HEALTHCARE CORPORATION





Received SEC
APR 0 7 2010
Washington, DC 20549

Embracing the Challenge of Change

Annual Report 2009



10011666

Financial and Healthcare Highlights

(dollars in thousands, except per share amounts)

Year Ended December 31,	2009	2008	2007	2006	2005
Operating Data:					
Net operating revenues	**$ 668,221**	$ 633,208	$ 579,360	$ 544,005	$ 533,099
Total costs and expenses	**617,349**	595,656	525,800	508,679	495,691
Non-operating income	**16,784**	15,735	18,674	18,953	9,282
Income before income taxes	**67,656**	53,287	72,234	54,279	46,690
Income tax provision	**27,607**	16,916	26,785	17,539	18,055
Net income	**40,049**	36,371	45,449	36,740	28,635
Dividends to preferred shareholders	**8,673**	8,673	1,831	—	—
Net income available to common shareholders	**31,376**	27,698	43,618	36,740	28,635
Earnings per common share:					
Basic	**$ 2.31**	$ 2.16	$ 3.47	$ 2.99	$ 2.34
Diluted	**2.31**	2.11	3.36	2.85	2.24
Cash dividends declared:					
Per preferred share	**$ .80**	$ .80	$ .169	$ —	$ —
Per common share	**1.02**	.93	.810	.69	.575
Balance Sheet Data:					
Total assets	**$ 788,532**	$ 777,296	$ 698,408	$ 471,477	$ 410,625
Accrued risk reserves	**107,456**	106,000	88,382	76,471	70,290
Long-term debt, less current portion	**10,000**	10,000	10,000	10,381	13,568
Stockholders' equity	**525,779**	480,817	455,708	249,142	203,059
Other Data:					
Long-Term Care Centers					
Total Operating Centers	**76**	76	73	74	74
Owned or Leased Centers	**50**	50	48	48	48
Centers Managed for Others	**26**	26	25	26	26
Total Licensed Beds	**9,772**	9,772	9,153	9,245	9,177
Beds Owned or Leased	**6,858**	6,858	6,539	6,481	6,151
Beds Managed for Others	**2,914**	2,914	2,614	2,764	3,026
Homecare					
Homecare Programs	**33**	32	32	30	30
Retirement					
Retirement Centers	**7**	7	6	6	6
Retirement Apartments	**761**	761	488	488	488
Assisted Living Units	**921**	921	830	830	830
Hospice					
Hospice Programs	**23**	16	15	11	9

Comparison of Cumulative Total Return

Dollars



175
150
125
100
75
50

	2004	2005	2006	2007	2008	2009
NHC	$100	$108	$161	$153	$153	$112
S & P 500	$100	$105	$121	$128	$81	$102
S & P Health Care Index	$100	$106	$114	$123	$95	$111



NATIONAL HEALTHCARE CORPORATION
CITY CENTER
100 E. VINE STREET
MURFREESBORO, TN 37130

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Richard F. LaRoche, Jr. 02 Lawrence C. Tucker

The Board of Directors recommends you vote FOR the following proposal(s):

	For	Against	Abstain
2. PROPOSAL TO RATIFY THE IMPLEMENTATION OF THE 2010 EQUITY INCENTIVE PLAN.	☐	☐	☐
3. PROPOSAL TO RATIFY AN AMENDMENT TO THE EXISTING NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

NATIONAL HEALTHCARE CORPORATION
100 E. Vine Street, Murfreesboro, Tennessee 37130
This Proxy is Solicited on Behalf of the Board of Directors.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement is/are available at www.proxyvote.com.

NATIONAL HEALTHCARE CORPORATION
Annual Meeting of Shareholders
May 6, 2010 4:00 PM
This proxy is solicited by the Board of Directors

The undersigned hereby appoints Robert G. Adams and/or John K. Lines as Proxies, each of them with power of substitution, to represent and vote on behalf of the undersigned all of the shares of National HealthCare Corporation which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at City Center on the 14th Floor, 100 E. Vine Street, Murfreesboro, Tennessee, on Thursday, May 6, 2010, at 4:00 p.m. Central Daylight Time and at any continuances thereof, hereby revoking all proxies heretofore given with respect to such stock, upon the following proposals more fully described in the notice of and proxy statement for the meeting (receipt whereof is hereby acknowledged).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS I, II & III.

Continued and to be signed on reverse side

100 E. Vine Street
Murfreesboro, Tennessee 37130

Robert G. Adams
Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
APR 06 2010
WASH. DC
193
SECTION

NHC

March 31, 2010

Dear Fellow Shareholder:

It is my pleasure to invite you to attend NHC's 2010 Annual Meeting of Shareholders. The annual meeting will be held on Thursday, May 6, 2010 at 4:00 p.m. CDT on the 14th Floor at the City Center in Murfreesboro, 100 E. Vine Street, Murfreesboro, Tennessee.

The Notice of Annual Meeting and Proxy Statement in this mailing describe the business items we plan to address at the meeting. We also will present a brief report on our business and respond to your questions.

Your vote is very important. Please take the time to cast your vote regardless of the number of shares you own. You have the option to cast your proxy vote by telephone (1-800-690-6903) or online at www.proxyvote.com as provided by Broadridge Financial Solutions. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via the internet, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please promptly sign, date and return the enclosed proxy card in the postage-paid envelope provided.

I look forward to seeing you on May 6th.

Best regards,

NHC
NATIONAL HEALTHCARE CORPORATION

NHC

100 E. Vine Street
Murfreesboro, TN 37130

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2010 Annual Meeting of the Shareholders (the "Meeting") of National HealthCare Corporation ("NHC" or the "Company") will be held on the 14th Floor of the City Center at 100 E. Vine Street, Murfreesboro, Tennessee, on Thursday, May 6, 2010, at 4:00 p.m. CDT. At the meeting, we will vote on the following items and any other matters that are properly presented at the meeting:

1) Reelect two directors;

2) Ratify the implementation of the National HealthCare Corporation 2010 Omnibus Equity Incentive Plan (the "2010 Equity Incentive Plan"), pursuant to which 1,200,000 shares will be available to grant for restricted stock, stock appreciation rights, stock options and employee stock purchase plan needs; and

3) Approve an amendment to the existing shareholder approved "NHC Executive Officer Performance Based Compensation Plan;" and

4) Transact such other business as may properly come before the meeting or any continuances of it.

The nominees for reelection as directors are Richard F. LaRoche, Jr. and Lawrence C. Tucker. These nominees currently serve as directors of the Company.

The Board of Directors (the "board") has chosen the close of business on Monday, March 15, 2010 as the record date (the "record Date") for the determination of shareholders who must be notified of and who are eligible to vote at the meeting or at any postponement or adjournment of the meeting.

Please use the toll-free telephone number or vote online at www.proxyvote.com (provided by Broadridge Financial Solutions) or sign, date, and return the proxy card promptly in the enclosed envelope. All proxy materials are also available via the website at www.NHCcare.com. If you attend the Meeting, you may vote in person even if you have previously mailed a proxy card.

March 31, 2010
Murfreesboro, Tennessee

As authorized by the Board of Directors,

JOHN K. LINES
SVP, General Counsel & Secretary

Your Vote is Important!

NHC

----

100 E. Vine Street
Murfreesboro, Tennessee 37130

PROXY STATEMENT

GENERAL INFORMATION ABOUT THE MEETING

Why are you receiving these proxy materials?

We are providing these proxy materials to you because NHC's Board of Directors is asking (or soliciting) shareholders to provide proxies to be voted at our 2010 Annual Meeting of the Shareholders. The Meeting is scheduled for May 6, 2010, and your proxy will be used at the meeting or at any adjournment or postponement of the Meeting. In this Proxy Statement, we refer to National HealthCare Corporation as "NHC," "we," "our" or the "Company."

What is a proxy?

A proxy is a legal designation of another person to vote your shares. You may authorize the other person by phone or via an Internet website. You also may do so in writing by filling out your proxy card if you hold shares in your own name. If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer voting by mail by completion of a voting instruction card, by telephone or via the Internet.

When is this Proxy Statement (with Annual Report) being mailed?

This Proxy Statement and the proxy card are first being sent to shareholders on or near March 31, 2010. A copy of the Annual Report on Form 10-K for the Company for the year ended December 31, 2009, including audited financial statements, is also enclosed.

Are the proxy materials available on the Internet?

A full set of proxy materials is available on the NHC website at www.NHCcare.com. Just click on the button labeled "2010 Proxy Materials" after clicking on the "Investor" tab. Our Company maintains the confidentiality of shareholders who use our website. We do not utilize "cookies" or other tracking features on the NHC website.

How can you vote?

You may vote by using the toll-free number or via the Internet at www.proxyvote.com. Your proxy card includes instructions for using these quick, cost-effective and easy voting methods. You also may simply fill out, sign and date your proxy card and mail it in the prepaid envelope included with these proxy materials. If you vote by telephone or the Internet, do not return your proxy card by mail. You will need to follow the instructions when you vote using any of these methods to make sure your vote will be counted at the meeting. You also may vote by submitting a ballot in person if you attend the meeting. However, we encourage you to vote by proxy card, by telephone or via the Internet even if you plan to attend the meeting. If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer voting by mail (with the completion of a voting instruction card), by telephone and via the Internet. If you hold shares through a broker or other nominee and wish to vote your shares at the meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the Meeting.

Can I revoke my proxy?

You have the power and right to revoke the proxy at any time before the Meeting. A proxy may be revoked by filing with the Secretary of the Company (i) a written revocation or (ii) your proxy with a later date than the prior proxy. Furthermore, if you attend the Meeting, you may elect to vote in person, thereby canceling the proxy.

Who is entitled to vote at the meeting?

All shareholders who held shares of common stock or preferred stock at the end of the business day on the Record Date (March 15, 2010) are entitled to receive notice of and to vote at the meeting.

Who attends the Meeting?

Shareholders (or their authorized representatives) and our guests are invited to attend the Meeting.

How will your shares be represented at the meeting?

At the Meeting, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as our Board of Directors recommends, which is:

FOR the reelection of each of the nominees for director named in this Proxy Statement; and

FOR ratification of the 2010 Equity Incentive Plan.

FOR the amendment to the existing shareholder approved "Amended NHC Executive Officer Performance Based Compensation Plan."

Are there any other matters to be addressed at the Annual Meeting?

We know of no other matters to be brought before the Annual Meeting, but if other matters are brought up before or at the meeting, the officers named in your proxy would take action in their judgment in the best interests of our Company and its shareholders.

How many shares will be voted at the Meeting?

All shareholders who hold shares at the end of the business day on the Record Date are entitled to vote at the Meeting. The outstanding voting securities of the Company as of March 15, 2010, consisted of 13,721,679 shares of common stock, par value $.01 per share ("Common Stock") and 10,841,062 shares of Series A Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"). Each holder of the shares of Common Stock is entitled to one vote per share on all matters properly brought before the Meeting. Each share of Preferred Stock has the right to one vote for each share of Common Stock into which such share of Preferred Stock can be converted. The number of shares of Common Stock distributed upon conversion of a share of Preferred Stock is currently .24204. Shareholders are not permitted to cumulate votes for the purpose of electing directors or otherwise.

What constitutes a quorum for the Annual Meeting?

The holders of a majority of the voting power of the shares of Common Stock and Series A Convertible Preferred Stock outstanding on the Record Date, together as a single class, will constitute a quorum at the Meeting. Shares of Common Stock and Preferred Stock represented in person or by proxy at the Meeting (including shares which abstain or do not vote with respect to one or more of the matters presented at the Meeting) will be tabulated by the Company's Secretary who will determine whether or not a quorum is present.

How many votes are required for the approval of directors?

Our Company's bylaws provide that directors are "elected by a plurality of the votes cast at the annual meeting of the stockholders or at a special meeting of the stockholders called for that purpose." A "majority in interest" of stock represented at the meeting is required for the ratification of the Equity Incentive Plan.

How will abstentions be counted?

Abstentions will be counted as shares that are present and entitled to vote for purposes of determining the number of shares that are present and entitled to vote with respect to any particular matter, but will not be counted as votes on such matter.

What is a broker non-vote and how is it counted?

If a broker holding stock in "street name" indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter. Accordingly, a "broker non-vote" may effect establishment of a quorum, but, once a quorum is established, will have no effect on the voting on such matter.

Are there any shareholders that beneficially own more than 5% of NHC's Stock?

The following information is based upon filings made by the persons or entities identified below with the Securities and Exchange Commission ("SEC"). Except as set forth below, on March 15, 2010, no person or entity was known to us to beneficially own more than 5% of the outstanding Common Stock or Preferred Stock.

Name And Address Of Beneficial Owner	Amount & Nature of Beneficial Ownership of Common Stock	Percent of Class[1]	Amount & Nature of Beneficial Ownership of Preferred Stock	Percent of Class
National Health Corporation[2] P. O. Box 1398 Murfreesboro, TN 37133	1,578,815[3]	11.3%	1,271,147	11.7%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,076,726[8]	7.9%	-	-
Dorothy B. Adams 5380 Gulf of Mexico Dr., Ste. 105 Longboat Key, FL 34228	1,002,064[4]	7.2%	792,092	7.3%
W. Andrew Adams 222 Robert Rose Drive Murfreesboro, TN 37129	904,847[5]	6.5%	594,924	5.5%
Robert G. Adams 100 E. Vine Street, Suite 1400 Murfreesboro, TN 37130	489,802[6]	3.5%	559,289	5.2%
The Adams Group 5380 Gulf of Mexico Dr., Ste. 105 Longboat Key, FL 34228	139,312[7]	1.0%	575,578	5.3%

[1] Each share of Series A Convertible Preferred Stock is convertible into .24204 of a share of Common Stock at any time at the option of the holder. The percentages shown are based on 13,693,787 shares of

Common Stock outstanding plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act, assuming exercise of options that are exercisable within 60 days and assuming the conversion of the Preferred Stock held by such holder (but not the conversion of Preferred Stock by any other holder). The percentage shown for the Preferred Stock is based on 10,841,062 shares of Preferred Stock outstanding.

(2) National Health Corporation is owned solely by the National Health Corporation Leveraged Employee Stock Ownership Plan & Trust. Its Board of Directors is composed of D. Gerald Coggin, Jeffrey R. Smith and Michael Ussery, all of whom disclaim any beneficial ownership thereof.

(3) This number includes 307,668 shares issuable upon conversion of the Preferred Stock.

(4) This number includes 191,717 shares of Common Stock that could be obtained from the conversion of the Preferred Stock.

(5) This number includes 75,000 shares in stock options outstanding to Mr. Adams and 143,995 shares issuable upon conversion of the Preferred Stock.

(6) This number includes 135,370 shares of Common Stock that could be obtained from the conversion of the Preferred Stock.

(7) This number is solely comprised of shares of Common Stock that could be obtained from the conversion of the Preferred Stock.

(8) These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associate s is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

PROPOSAL I
ELECTION OF DIRECTORS

Pursuant to our Articles of Incorporation, the directors are divided into three groups. Each group is elected for a three-year term and only one group is up for election each year. At the February 16, 2010 meeting, two directors were nominated for reelection by the Board, each for a term of three years or until their successors are duly elected and qualified.

Richard F. LaRoche, Jr. and Lawrence C. Tucker, currently directors of the Company, have been nominated for reelection to the Board by the Nominating and Corporate Governance Committee. They were unanimously approved on motion made by Mr. Burgess and seconded by Mr. Hassan. Unless authority to vote for the election of directors has been specifically withheld, your proxy holder intends to vote for the election of Mr. LaRoche and Mr. Tucker as directors.

If the nominees become unavailable for any reason (which event is not anticipated), the shares represented by the enclosed proxy may (unless such proxy contains instructions to the contrary) be voted for such other person(s) as may be determined by the proxy holder.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE DIRECTORS.

DIRECTORS OF THE COMPANY

NHC has a seven person Board of Directors. Directors each serve a three year term and may be removed from office for cause only. The following table gives information about our directors:

Name and Address of Directors	Age	Position	Expiration of Term
J. Paul Abernathy, M.D. 2102 Greenland Dr. Murfreesboro, TN 37130	74	Director	2012
Robert G. Adams 100 Vine St., Ste. 1400 Murfreesboro, TN 37130	63	Director, CEO & Chairman	2012
W. Andrew Adams 222 Robert Rose Drive Murfreesboro, TN 37129	64	Director	2011
Ernest G. Burgess III 7097 Franklin Road Murfreesboro, TN 37128	70	Director	2011
Emil E. Hassan 1704 Irby Lane Murfreesboro, TN 37127	63	Director	2011
Richard F. LaRoche, Jr. 2103 Shannon Dr. Murfreesboro, TN 37129	64	Director	2010
Lawrence C. Tucker 140 Broadway New York, NY 10005	67	Director	2010

J. Paul Abernathy, M.D. (Independent Director) joined the Board in 2003 and is a retired general surgeon. He was in private practice at Murfreesboro Medical Clinic from 1971 until retirement in 1995. Previously, he served as a general practice physician for Hazard Memorial Hospital in Hazard, Kentucky. Lt. Col. Abernathy additionally served as a flight surgeon for the Homestead Air Force Base in Florida and Chief of Surgery for the United States Air Force at Keesler Air Force Base in Mississippi. Dr. Abernathy twice served as President of the Rutherford County Stones River Academy of Medicine and is a member of the American College of Surgeons. Dr. Abernathy has a B.S. degree from Middle Tennessee State University and an M.D. degree from the University of Tennessee. He serves on the Company's Audit Committee, Compensation Committee and is Chairman of the Nominating and Corporate Governance Committee.

Robert G. Adams (Chairman, CEO & Inside Director) has served NHC for 36 years - 18 years as Senior Vice President, 10 years as Chief Operating Officer, 5 years as President, 6 years as CEO and 19 years on the Board of Directors. He became Chairman of the Board on January 1, 2009 and has been Chief Executive Officer since November 1, 2004. He has extensive long-term health care experience, including serving NHC as a health care center administrator and

Regional Vice President. Mr. Adams has a B.S. degree from Middle Tennessee State University. He also served on the board of National Health Realty, Inc. from December 1997 through October 2007. He is the brother of W. Andrew Adams and brother-in-law of D. Gerald Coggin.

W. Andrew Adams (Affiliated Director) served NHC as President and CEO until he resigned those positions in 2004, remaining as Chairman of the Board through 2008. At its inception in 1997, he served National Health Realty, Inc. as President and Chairman of the Board, resigning his position as President in November 2004. Mr. Adams has been President and a director of National Health Investors, Inc. since its inception in 1991. He previously served on the boards of Assisted Living Concepts, SunTrust Bank, David Lipscomb University and the Boy Scouts of America. He received his B.S. and M.B.A. from Middle Tennessee State University. He is the brother of Robert G. Adams and brother-in-law of D. Gerald Coggin.

Ernest G. Burgess, III (Independent Director) served as NHC's Senior Vice President of Operations for 20 years before retiring in 1994. His Board of Director's position spans eighteen years. He has a M.S. degree from the University of Tennessee and is currently the Mayor of Rutherford County, Tennessee. Mr. Burgess also served on the board of National Health Realty, Inc. from 1998 through October 2007.

Emil E. Hassan (Independent Director) joined the Board in April 2004. In 2004, he retired from the position of Senior Vice President of manufacturing, purchasing, quality and logistics for Nissan North America, Inc. He now serves as Chairman of Auto Services Americas, which handles the great majority of Nissan's vehicle transportation logistics, preparation and delivery requirements and some other auto manufacturer's vehicles. Prior to joining Nissan, he was with Ford Motor Co. for twelve years, where he held various management positions in engineering and manufacturing. Mr. Hassan is the chairman of the Business/Education Partnership of Murfreesboro and Rutherford County and he sits on the board of Middle Tennessee Medical Center. He is a member of the Society of Automotive Engineers, the Leadership Rutherford Alumni Association, the Leadership Nashville Alumni Association and the Rutherford County Chamber of Commerce. He is a former board member of the Federal Reserve Bank of Atlanta, Nashville Branch. Mr. Hassan is Chairman of NHC's Compensation Committee and also serves on NHC's Nominating and Corporate Governance Committee and Audit Committee.

Richard F. LaRoche, Jr. (Independent Director) served 27 years with NHC as Secretary and General Counsel and 14 years as Senior Vice President, retiring from these positions in May 2002. He has served as a Board member since 2002. He has a law degree from Vanderbilt University (1970) and an A.B. degree from Dartmouth College (1967). Mr. LaRoche serves as a director of Lodge Manufacturing Company and Pure Energy Company (both privately held). He also served on the boards of National Health Investors, Inc. from 1991 through 2008, National Health Realty, Inc. from 1998 through 2007 and Trinsic, Inc. from 2004 through 2006. He serves on NHC's Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Lawrence C. Tucker (Independent Director) has been with Brown Brothers Harriman & Co., private bankers, for 43 years and became a general partner of the firm in January 1979. He served on that firm's steering committee and was responsible for its corporate finance activities, which included management of the 1818 funds, private equity investing partnerships with originally committed capital of approximately $2 billion. The 1818 Fund II is an investor in NHC, but currently owns less than 5%. Within the last five years, Mr. Tucker also served on the boards of Vaalco Energy Inc., US Unwired Inc., Trinsic Inc., Expedius Communications and Expedius Holding Corporation. He has been a NHC director since 1998 and is Chairman of NHC's Audit Committee and serves on the Compensation and Nominating and Corporate Governance Committees.

EXECUTIVE OFFICERS OF THE COMPANY

Officers serve at the pleasure of the Board of Directors for a term of one year. The following table gives information about our executive officers (those not serving on the Board):

Name and Address of Executive Officers	Age	Position
D. Gerald Coggin 100 Vine St., Ste. 1400, Murfreesboro, TN	58	Senior V.P., Ancillary Services & Corporate Relations
Donald K. Daniel 100 Vine St., Ste. 1200, Murfreesboro, TN	63	Senior V.P. & Controller, Principal Accounting Officer
Stephen F. Flatt 100 Vine St., Ste. 1400, Murfreesboro, TN	54	President
David L. Lassiter 100 Vine St., Ste. 600, Murfreesboro, TN	55	Senior V.P., Corporate Affairs
John K. Lines 100 Vine St., Ste. 1400, Murfreesboro, TN	50	Senior V.P., Secretary & General Counsel
Julia W. Powell 100 Vine St., Ste. 800, Murfreesboro, TN	61	Senior V.P., Patient Services
Charlotte A. Swafford 100 Vine St., Ste. 1100, Murfreesboro, TN	62	Senior V.P. & Treasurer
Michael Ussery 100 Vine St., Ste. 1400, Murfreesboro, TN	51	Chief Operating Officer

D. Gerald Coggin (Senior Vice President, Ancillary Services & Corporate Relations) has been employed by NHC since 1973. He served as both a health care center administrator and Regional Vice President before being appointed to his present position. He received a B.A. degree from Lipscomb University and an M.P.H. degree from the University of Tennessee. Mr. Coggin is responsible for the Company's rehabilitation, managed care, hospice, legislative activities, investor and public relations. Currently he serves on the Boards of MidSouth Bank in

Murfreesboro, Tennessee and Lipscomb University in Nashville. He is the brother-in-law of W. Andrew Adams and Robert G. Adams.

Donald K. Daniel (Senior Vice President & Controller, Principal Accounting Officer) joined the Company in 1977 as Controller and serves as the Principal Accounting Officer. He received a B.A. degree from Harding University and an M.B.A. from the University of Texas.

Stephen F. Flatt (President) joined NHC in June 2005 as Senior Vice President-Development. On January 1, 2009, Mr. Flatt became NHC's President. He served as the President of Lipscomb University from 1997 through June 2005 and prior to that President of Ezell Harding Christian School in Nashville and Vice President of Financial Affairs and Institutional Planning at Lipscomb. Dr. Flatt served on the Board of Directors for the NCAA Division I, as President of the Atlantic Sun Athletic Conference and is a past chair of the Board of Directors of the Tennessee Independent College and Universities Association. He currently is a member of the Board of SunTrust Bank in Nashville. Dr. Flatt received his B.A. degree from David Lipscomb College and his M.S. degree and PhD from George Peabody College of Vanderbilt University.

David L. Lassiter (Senior Vice President, Corporate Affairs) joined the Company in 1995. From 1988 to 1995, he was Executive Vice President, Human Resources and Administration for Vendell Healthcare. From 1980-1988, he was in human resources positions with Hospital Corporation of America and HealthTrust Corporation. Mr. Lassiter has a B.S. and an M.B.A. from the University of Tennessee.

John K. Lines (Senior Vice President, Secretary & General Counsel) joined the Company in 2006. He served as General Counsel of Trinsic, Inc. from May 2005 through August 2006. Prior to that Mr. Lines was the Assistant General Counsel of Quest Communications International from April 2003 to May 2005. Prior to April 2003, Mr. Lines acted as General Counsel to several companies including Sorento Networks, Inc., ResortQuest International, Inc. and Insignia Financial Group, Inc. He was also an associate with the law firm of Squire, Sanders and Dempsey. Mr. Lines has a B.S. in both Accounting and Finance from Purdue University and a J.D. from Indiana University-Bloomington.

Julia W. Powell (Senior Vice President, Patient Services) has been with the Company since 1974. She has served as a nurse consultant and director of patient assessment computerized services for NHC. Ms. Powell has a bachelor of science in nursing from the University of Alabama, Birmingham, and a master's of art in sociology with an emphasis in gerontology from Middle Tennessee State University. She co-authored Patient Assessment Computerized in 1980 with Dr. Carl Adams, the Company's founder.

Charlotte A. Swafford (Senior Vice President & Treasurer) has been Treasurer of the Company since 1985. She joined the Company in 1973 and has served as Staff Accountant, Accounting Supervisor and Assistant Treasurer. She has a B.S. degree from Tennessee Technological University.

Michael Ussery (Chief Operating Officer) has been with the Company since 1980. On January 1, 2009, Mr. Ussery was appointed Chief Operating Officer of NHC. During his tenure with NHC he has served as Senior Vice President-Operations, Senior Vice President-Central Region, Regional Vice President, and Administrator in multiple locations. Mr. Ussery also won the top honor of Administrator of the Year in 1989. He was promoted to Senior Vice President, Operations in early January 2005. Mr. Ussery has a B.B.A. from Notre Dame and an M.B.A. from Middle Tennessee State University.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors held four meetings during 2009. All directors were present at the regularly scheduled meetings of the Board and of committees on which they served, except W. Andrew Adams was unable to attend the May 5, 2009 meeting of the Board. The Company strongly urges, but does not require, directors to attend the Annual Meeting of the Shareholders. At the 2009 Annual Meeting all directors were in attendance except W. Andrew Adams. The NYSE-Amex listing rules require that a majority of the Board be comprised of independent directors. The Board has identified Dr. Abernathy, Mr. Burgess, Mr. Hassan, Mr. LaRoche and Mr. Tucker as independent directors according to Section 802A of the NYSE-Amex Company Guide.

We believe the traditional board leadership model – with our chief executive officer also serving as Chairman of our Board of Directors – benefits our Company in several ways. A combined Chairman/CEO role helps provide strong, unified leadership for our management team and Board of Directors. Our customers, suppliers and other business partners have always viewed the Chairman/CEO of NHC as a visionary leader in our industry, and we believe that having a single leader for the Company is good for our business. Accordingly, we believe a combined Chairman/CEO position is currently the best governance model for our Company and our shareholders.

Our Board committees, each comprised solely of five independent directors and each with a separate chair, are the Audit, Compensation and Nominating and Corporate Governance Committees. The Audit Committee oversees the accounting and financial reporting processes, as well as legal and compliance matters and some aspects of the Company's risk management processes. The Compensation Committee oversees the annual performance evaluation of our Chairman/CEO and, along with the full Board of Directors, is also responsible for overseeing succession planning. The Nominating and Corporate Governance Committee monitors matters such as the composition of the Board and its committees, Board performance and "best practices" in corporate governance.

Our Board's Audit Committee is responsible for overseeing the risk management function of the Board. As part of this function, the Audit Committee has appointed a Certification Committee comprised of the Company's Compliance Officer, Chief Audit Executive, Principal Accounting Officer, General Counsel and Vice President of Treasury to meet quarterly with a designated member of the Board's Audit Committee. These officers meet with the designated Audit Committee representative separately and then jointly to report on risk related matters and to ensure proper communication between senior management, the Audit Committee and the full Board of Directors. While the Audit Committee discharges this responsibility, our entire Board of Directors is also actively involved in overseeing risk management. For example, at each of its meetings, the Board receives a report from the Chair of the Audit Committee and discusses risks that we are currently facing. In addition, each of our Board committees considers the risks within its area of responsibilities. For example, our Compensation Committee considers risks that may be implicated by our executive compensation programs and, consistent with NYSE-Amex Listing Standards, our Audit Committee considers the impact of risk on our financial position and the adequacy of our risk-related internal controls.

Our directors bring a broad range of leadership experience to the boardroom and regularly contribute to the thoughtful discussion involved in effectively overseeing the business and affairs of the company. We believe the atmosphere of our Board is collegial, that all Board members are well engaged in their responsibilities, and that all Board members express their views and consider the opinions expressed by other directors. We do not believe that appointing an independent board chairman, or a lead or presiding director, would improve the performance of the Board.

On an annual basis, as part of our governance review and succession planning, the Board (led by the Nominating and Corporate Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for our Company and our shareholders. We recognize that different board leadership structures may be appropriate for companies with different histories and cultures, as well as companies with varying sizes and performance characteristics. We believe our current leadership structure—where our CEO serves as Chairman of the Board, the Board is comprised of experienced independent directors, the Board committees are led by independent directors and the independent directors hold regular meetings in executive session—remains the optimal structure for our Company and our shareholders.

The Board publishes the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee on NHC's website at www.NHCcare.com. Each committee is submitting a report in this Proxy Statement. Each committee adopted its respective charter, which provides that each committee elects a chairman. These committee meetings serve as the vehicle for regularly scheduled executive sessions of the non-management directors. The committee chairman serves as the presiding officer at committee meetings.

The Audit Committee has adopted procedures to receive and address complaints regarding accounting, internal control, and auditing issues. The full Board has adopted the NHC Code of Conduct and the NHC Valuesline, which are described on the Company's website (under the tab labeled "Investors") and in this Proxy Statement on page 38.

Finally, we note that the Board has found that Audit Committee member and Chairman Lawrence C. Tucker meets the SEC definition of "audit committee financial expert," and meets the NYSE-Amex definition of an independent director.

BOARD OF DIRECTORS COMMITTEE REPORTS

Report of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing assistance to the Board of Directors in identifying and recommending candidates qualified to serve as directors of the Company, to review the composition of the Board of Directors, to develop, review and recommend governance policies and principles for the Company and to review periodically the performance of the Board of Directors. The process followed by the Committee is to identify qualified individuals for Board membership and recommend them to the full Board for consideration. This includes all potential candidates, whether initially recommended from management, other Board members or shareholders of the Company. Nominations by shareholders should be sent to National HealthCare Corporation, 100 E. Vine Street, Suite 1400, Murfreesboro, Tennessee 37130, Attn: Nominating and Corporate Governance Committee. Any such nominations by shareholders shall include the candidate's name, together with appropriate biographical information of the candidate and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the Company's Common Stock or Preferred Stock for at least one year as of the date the recommendation is made. If the appropriate biographical information is provided on a timely basis, the Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying the same criteria, as it follows for candidates submitted by others.

In determining whether to recommend a candidate for the Board's consideration, the Committee looks at various criteria including diversity, independence, experience, expertise, skills and an understanding of the health care industry, finance and accounting. The principal qualification of a director is the ability to act successfully on the shareholders' behalf. The Committee then evaluates each nominee and does an internal rank ordering. Because of their experience with the Company, existing Board members are automatically considered by the Committee for reelection. The Company believes that the collective experience and qualifications of the directors should provide a variety of understanding and abilities that will allow the Board to fulfill its responsibilities. The Company has not paid a fee to any third party to identify, evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee met once in 2009 on February 11, 2009, and then held a meeting on February 15, 2010 which resulted in the nominations of Richard F. LaRoche, Jr. and Lawrence C. Tucker for reelection to the Board at this 2010 Annual Meeting.

Submitted by the National HealthCare Corporation Nominating and Corporate Governance Committee.

J. Paul Abernathy, Chairman
Ernest G. Burgess III
Emil E. Hassan
Richard F. LaRoche, Jr.
Lawrence C. Tucker

Report of the Audit Committee

The Audit Committee met six times in 2009 and has filed the following report. The Audit Committee engaged BDO Seidman LLP ("BDO") for the 2009 first quarter review and then engaged Ernst and Young, LLP ("EY") for the second and third quarter reviews and the December 31, 2009 audit.

The Audit Committee of the Board of Directors (the "Audit Committee") of National HealthCare Corporation (the "Company") conducted a competitive process to select a firm to serve as the Company's independent registered public accounting firm for the year ending December 31, 2009. The Audit Committee invited several firms to participate in this process, including BDO, the Company's independent registered public accounting firm since 2004.

As a result of this process and following careful deliberation, on May 18, 2009, the Audit Committee approved the engagement of EY as the Company's independent registered public accounting firm for the year ending December 31, 2009 and dismissed BDO from that role on May 18, 2009.

BDO's audit reports on the Company's consolidated financial statements as of and for the years ended December 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, respectively, and in the subsequent interim period through May 18, 2009, there were (1) no disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (2) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company and EY executed an audit engagement letter on May 21, 2009 and, therefore, EY was engaged as the Company's independent registered public accounting firm on May 21, 2009. In deciding to engage EY, the Audit Committee reviewed auditor independence and existing relationships with EY and concluded that EY has no relationship with the Company that would impair its independence. During the years ended December 31, 2008 and 2007, respectively, and in the subsequent interim period through May 21, 2009, neither the Company nor anyone acting on its behalf has consulted with EY on any of the matters or events set forth in Item 304(a)(2) of Regulation S-K. Representatives of EY will attend the meeting, have an opportunity to make a statement if they desire, and be available to answer questions from the shareholders.

During 2009, the Audit Committee reviewed the Company's financial reporting process on behalf of the Board of Directors and shareholders. Management has the primary responsibility for the preparation of financial statements in the reporting process. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of NHC's financial statements with U.S. generally accepted accounting principles, as well as attesting to the effectiveness of NHC's internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements, which are included in the materials accompanying this Proxy Statement. It also meets quarterly in executive session with the Company's §404 compliance officer and EY. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) and as required by SEC and NYSE-Amex rules. In addition, the Audit Committee has received from the independent registered public accounting firm the written communication required by Rule 3526 of the Public Company Accounting Oversight Board and discussed with them their independence from the Company and its management. Aggregate fees billed for the following categories of services are as follows:

	2008	2009
Audit Fees – BDO [1]	$580,500	$ 47,800
Audit Fees – EY [1]	-0-	571,000
Audit-Related Fees – BDO (assurance & related services to the audit)	9,750	12,850
Audit-Related Fees – EY	-0-	-0-
Tax Fees (tax compliance, tax advice and tax planning)	-0-	-0-
All other fees	-0-	-0-

[1] Fees for services related to (i) the audit of the Company's consolidated financial statements and internal control over financial reporting and quarterly reviews of the Company's unaudited interim financial statements (2009 and 2008), statutory audits of insurance subsidiaries (2009), and the SEC comment letters received by the Company (2008).

The Audit Committee's Pre-Approval Procedure requires the full Audit Committee to pre-approve any transaction with the independent registered public accounting firm, which pre-approval was obtained in all applicable cases.

In reliance on the reviews and discussions referred to above and the Restated Audit Committee Charter and legal requirements applicable for 2009, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements and Section 404 attestation report be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission and distribution to our shareholders.

The members of the Audit Committee are listed below. Each has been determined to be independent and the Chairman to be financially literate pursuant to American Stock Exchange Rule 803B.(2)(a)(iii), which is currently adopted by the NYSE-Amex. The Board has also found that Audit Committee member and Chairman Lawrence C. Tucker meets the SEC definition of "Audit Committee Financial Expert."

Submitted by the National HealthCare Corporation Audit Committee.

Lawrence C. Tucker, Chairman
J. Paul Abernathy, M.D.
Ernest G. Burgess III
Emil E. Hassan
Richard F. LaRoche, Jr.

Report of the Compensation Committee

The Compensation Committee, which met twice in 2009, sets the compensation principles for the Company and reviews and establishes the principles for individual compensation levels for the Named Executive Officers.

For the annual executive compensation review, management provides the Compensation Committee with benchmark data for base salary and equity awards; additionally, management uses the web-based Equilar compensation database as a source for benchmark data for the Named Executive Officers. Equilar draws data from proxy statements and reports filed with the Securities and Exchange Commission.

The Chief Executive Officer's compensation is based on his performance in light of the corporate goals and objectives approved by the Committee. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee considers the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the Chief Executive Officer in past years. The Committee meets with the Chief Executive Officer of the Company to discuss the annual evaluation of the Chief Executive Officer's performance. Robert G. Adams has been the Chief Executive Officer since November 1, 2004.

The Committee has reviewed the Compensation Discussion & Analysis ("CD&A") with management and based on that review has recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference into NHC's Form 10-K.

COMPENSATION DISCUSSION & ANALYSIS

We believe that our partners (as we call our employees) are the single most important element in our success. We design our compensation program to be as similar as possible for all partners, irrespective of location, title or responsibilities. For example, we attempt to mirror the compensation plan for our partners who deliver "hands on" care with the compensation of their facility-based supervisors, regional office supervisors and home office supervisors, including the Named Executive Officers of the Company. The following overview will discuss each element of compensation both as it relates to our partners generally and specifically to our five named executive officers ("Named Executive Officers").

Historically we have designed and continually implement a compensation program for all partners with the objective of providing every partner the opportunity to obtain total compensation equal to or higher than individuals in comparable markets or companies providing quality services in long term health care.

Over time our compensation plan has created elements of compensation in three broad areas: first, current cash compensation; second, equity related compensation to allow partners to participate in the growth and performance of the Company; and third, post employment compensation. Fringe benefits, while not a significant element of our compensation program, are also discussed.

Cash Compensation

1. Base Salary. Our partners, including executive officers, are paid a salary which, in keeping with our overriding objective of performance-based compensation, is generally less than the salaries of employees at comparable companies, like Kindred Health, Skilled Healthcare and Sun Health, which are similar companies in the long term health care industry. As the opportunity a partner has to impact the Company's overall profitability and quality goals increases, the percentage of their income derived from base salary should decrease. In general, we have no employment agreements with our partners, including the Named Executive Officers, other than our center administrators and directors of nursing, who have one year contracts. Based on public documents, we believe that base salaries for our Named Executive Officers are below salaries for comparable executive officers at "peer" companies, but our Named Executive Officers are afforded a greater opportunity for performance compensation.

2. Bonus Compensation. Our partners, from the hourly workers in the health care centers to the Named Executive Officers, have the opportunity to participate in cash incentive compensation plans. All of our officers, both Named Executive Officers and other executives, have allocated among themselves the responsibility for predetermined annual Company financial and quality objectives and can earn performance bonuses from the Pool described below. The Compensation Committee believes that the emphasis on both quality and financial objectives discourages excessive risk taking and that the Named Executive Officers are not rewarded for taking risks beyond those inherent in the Company's business.

   All of these bonuses are typically funded from our "NHC Executive Officer Performance Based Compensation Plan" (the "Plan"), which has been in operation in one form or another since 1977. The current plan was established and approved by our shareholders at the 2007 Annual Shareholders Meeting and then amended at the 2008 Annual Shareholders Meeting. This Plan requires that we achieve a significant annual return for our shareholders prior to any material performance compensation awards. At the commencement of each calendar year the Board approves a pre-tax earnings goal. In 2009, that pre-tax earnings goal was $76,200,000 (prior to determining the compensation award itself). If the pre-tax earnings goal is met for the year, the Pool is formed of two components: first, a base award equal to $4 million and, second, a bonus award calculated as follows:

   - Shareholders must first receive a required return equal to 15% of beginning common equity plus an estimate of the amount of pre-tax earnings necessary to pay the dividends on preferred stock, after including the expense of the $4 million base award; and

- An incentive bonus is then allowed equal to 30% of the amount in excess of the required return to shareholders.

The Plan is available for performance compensation to our Named Executive Officers, as well as others, as approved by the Compensation Committee of the Board. Since the Plan was approved by the shareholders, we are able to fully deduct for tax purposes compensation paid under the Plan. At the conclusion of each fiscal year and after consultation with the CEO, the Board allocates (in accordance with the terms of the Plan) the Pool among the Named Executive Officers and, in consultation with management, among other participants.

The NHC Executive Officer Performance Based Compensation Plan is designed to reward executive officers and other key employees of the Company. The Compensation Committee recommends and the Board approves an initial allocation of the amounts earned subject to a final allocation made by the Compensation Committee and ratified by the full Board at the end of the fiscal year. The Committee also considers any stock awards or other compensation paid to our executive officers for that fiscal year.

In making its allocation of the Pool, our Board's Compensation Committee initially reviews our CEO's salary and allocates a portion of the bonus to him based on his performance in light of the attainment of the corporate goals and objectives formulated for that fiscal year. For 2009 the Compensation Committee allocated 50% of this pool to the Chief Executive Officer and lesser amounts (as identified in the Summary Compensation Table) to the other four Named Executive Officers. Mr. Robert Adams' bonus is larger than the other Named Executive Officers as he has a greater ability to affect corporate performance and thus a great deal of his pay is "at risk."

In addition, Mr. Coggin and Mr. Ussery have the opportunity to earn performance bonuses in amounts as determined in individual plans and payable upon obtaining the goals and objectives of those plans. Mr. Coggin's performance plan is based on outcomes related to contract accounts, outpatient clinics, therapy, government relations, hospice, home and community based services and case management. Mr. Ussery's performance plan is based on outcomes related to quality performance, financial performance, partner satisfaction, customer satisfaction, pharmacy and parenteral and enteral company results.

Mr. Adams, Mr. Daniel and Ms. Swafford, due to their positions, were held responsible for the performance of company goals and their allocation of the NHC Executive Officer Performance Based Compensation Plan is strictly as determined by the Compensation Committee and ratified by the Board. In determining the amount to reward Mr. Adams, Mr. Daniel and Ms. Swafford, the Compensation Committee took into account the total compensation earned by the CEO, Controller and Treasurer at other publicly traded long-term care health care companies, namely Kindred Health, Skilled Healthcare, and Sun Health. The Compensation Committee also analyzed and compared the financial performance of comparable companies over the prior three year period to the performance of the Company. That analysis showed that the Company's Named Executive Officers made less but produced more than their counterparts in the comparable companies. Based on this analysis, the bonus compensation for Mr. Adams, Mr. Daniel and Mrs. Swafford was allocated as set forth in the Summary Compensation Table.

From time to time our Named Executive Officers have received bonuses out of the Plan to assist in exercising stock options. The Compensation Committee believes that these payments are appropriate since it is important for the Company's Named Executive Officers to have ownership in the Company to further align their interests with the interests of the Company's other shareholders.

Equity Based Compensation

Our equity based compensation program has two main components. First, for every year since we have been a public company (1983) we have maintained an Employee Stock Purchase Plan (the "ESPP"). Pursuant to the ESPP, every partner in the Company may contribute, by payroll deduction, up to $25,000 per year which is then used at the end of the year to purchase from the Company shares of Common Stock at a price equal to the lesser of the closing price on the first trading day of the fiscal year or the closing price on the last trading day of the fiscal year. Tax regulations prohibit us from allowing participation in the ESPP by any partner who is a 5% or greater shareholder. The purpose of the ESPP is to encourage our partners to acquire equity ownership in the Company by allowing them to purchase our equity at an advantageous price. Of our five Named Executive Officers, Robert G. Adams, D. Gerald Coggin and Donald K. Daniel participated in the ESPP this year.

The second component of our equity compensation has historically been based upon traditional stock option grants. We have maintained shareholder approved stock option plans since 1983. The most recent plans were adopted in 2004 and 2005. The Board is also recommending approval of the new 2010 Equity Incentive Plan to allow the Company flexibility in its overall compensation program and to promote the interests of NHC by providing incentives and rewards to employees, who are primarily responsible for the management, growth and financial success of the Company. These plans authorize the Board and its Compensation Committee to issue various types of derivative equity, including stock appreciation rights and restricted stock. Every stock option we have issued has been with an exercise price set at the trading price of our stock on the NYSE-Amex on the stock option's grant date. With the adoption of the 2010 Plan, the Company has decided to issue restricted stock in 2010 instead of traditional stock options. The objective of our stock equity policy is both to reward participating partners for their efforts by sharing in the Company's stock value increase and, second, to induce partners to remain with us. We have historically accomplished the latter by granting five year stock options and intend to continue this by granting restricted stock that vest over a five year period. The Company intends to make the restricted stock grants performance based with respect to the Named Executive Officers by providing in the grants that 20% of such restricted stock shall only vest each year if a pre-tax earnings goal is met for such year. For 2010 only, the pre-tax earnings goal with respect to the restricted stock will be for the period June 1 through December 31, 2010.

Additionally, from time to time the Board has approved the use of part of the bonus allowed under the NHC Executive Officer Performance Based Compensation Plan to be paid as a special cash bonus to participating partners to assist them in exercising the stock options. In the last five years, stock option grants have been made to a group of Board identified "Key Employees" which includes executive officers, department heads, regional staff and certain home office partners, generally 30 to 40 partners in total.

Stock options were last granted to executive officers in 2004, except for two more recently hired executives who were granted stock options in February 2007. The grant of stock options is recommended to the Compensation Committee by the executive officers. Historically there have been some stock option grants which were not exercised because they were never "in the money." The Company has never repriced stock options. We have never had written policies for the issuance of stock options but historically the Committee has, among other factors, taken into account management's recommendations in approving the stock option grants. Also, the Committee, upon approval of the grants, has normally authorized management to grant the stock options at their discretion. The Company has never relied upon either the release of material information or the non-release of material information when issuing the grants.

Retirement and Post Employment Compensation

In keeping with our focus on performance compensation, we also believe in the personal responsibility of the partners to plan for their retirement. To this end, we have long sponsored a qualified defined contribution plan (the "401(k) Plan"), which is available to all partners, including our Named Executive Officers and provided by a third party. Qualified plans such as the 401(k) Plan carry with them a limit on the amount of compensation that "highly compensated" employees can defer. All of our key employees are considered highly compensated and thus are greatly curtailed in their ability to contribute to the 401(k) Plan. Accordingly, the Company offers its highly compensated employees the opportunity to participate in a non-qualified Key Employee Deferred Compensation Plan (the "Key Employee Plan") provided by a third party. Both plans offer participants a menu of investment choices. In the 401(k) Plan, the Company matches the partner's contributions to the plan in an amount equal to 50% of the partner's contribution up to 2.5% of their total quarterly compensation. The 401(k) Plan has an option of investing in our

Common and Preferred Stock, but the matching contribution is made irrespective of the investment choices by the partner.

In the Key Employee Plan, the Company will match 15% of a partner's contribution to the plan only to the extent the partner's contribution is invested in our stock. All Company contributions are vested when the participant has been in the plan for eight years. Three of the Company's Named Executive Officers, Mr. Adams, Mr. Daniel and Mr. Ussery, made contributions to the third party provided Key Employee Plan in 2009, with the amounts of the Company contribution being disclosed in the Summary Compensation Table and their individual deferrals detailed in the narrative. All of the Named Executive Officers are now 100% vested in the Company match. The Key Employee Plan is not provided by the Company; it is provided by National Health Corporation. We reimburse National Health Corporation actual expenses incurred by it, plus a fee of one percent for other administrative services.

Fringe Benefits

The following fringe benefits are available to all of our managerial partners, including the Named Executive Officers:

- Cars are provided to those officers or partners whose job requirements dictate travel in excess of 20,000 miles per year. None of our Named Executive Officers have such cars.
- Normal and customary business expenses incurred in the performance of the Company's duties are reimbursed based upon written guidelines.
- All full time partners, whether hourly or salaried, are covered with Company sponsored health insurance and must individually pay a portion of the premium for the plan in which they enroll. In addition, all benefit eligible employees are provided with a life insurance component, the premium of which is paid for all employees by the Company.

2009 SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Option Awards ($) [3]	Non-Equity Incen-tive Plan Compen-sation ($) [4]	Change in Pension Value & Nonqual-ified Def. Comp. Earnings ($)	All Other Comp-ensation ($) [5]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Adams	2009	134,800	3,410,043	0	0	0	0	16,820	3,561,663
CEO [6]	2008	134,500	1,200,000	0	0	0	0	52	1,529,105
	2007	132,144	1,000,000	0	0	0	0	52	1,329,331
D. Gerald Coggin,	2009	124,087	362,858	0	0	446,579	0	1,470	934,994
SVP, Ancillary	2008	115,192	10,000	0	0	463,717	0	1,252	638,383
Services & Corporate Relations	2007	114,904	0	0	0	435,068	0	1,252	599,582
Donald K. Daniel	2009	125,000	1,197,858	0	0	0	0	28,132	1,350,990
SVP & Controller,	2008	125,000	800,000	0	0	0	0	33,562	1,008,763
Prin. Acct. Officer	2007	124,808	725,000	0	0	0	0	21,374	923,978
Charlotte A. Swafford	2009	125,000	1,197,858	0	0	0	0	70	1,322,928
SVP & Treasurer	2008	125,000	800,000	0	0	0	0	52	973,168
	2007	124,808	750,000	0	0	0	0	52	922,976
Michael Ussery	2009	121,808	312,295	0	0	515,172	0	16,032	965,307
Chief Operating	2008	115,968	20,000	0	0	508,927	0	14,446	699,669
Officer	2007	113,104	20,000	0	0	469,515	0	14,069	655,180

(1) These bonus amounts were earned pursuant to the NHC Executive Officer Performance Based Compensation Plan as discussed in the CD&A on pages 16-18. These amounts include $2,110,043, $327,858, $327,858, $327,858 and $262,295 received by Robert G. Adams, D. Gerald Coggin, Donald K. Daniel, Charlotte A. Swafford and Michael Ussery, our Named Executive Officers, respectively, to assist in exercising options in 2009.

(2) No stock awards were made to Named Executive Officers or key employees during 2009, 2008 or 2007.

(3) None of the Named Executive Officers were granted stock options in 2009, 2008 or 2007.

(4) Mr. Coggin and Mr. Ussery have individual performance plans based on quality, financial and growth goals of the Company.

(5) The amounts listed in the All Other Compensation column are comprised of the Company match to the Named Executive Officers' 401(k) Plan, Key Employee Deferred Compensation Plan and group term life insurance benefit ($69.96 each). Ms. Swafford did not receive a match in either the 401(k) Plan or the deferred compensation plan. Mr. Adams received a $1,750 match to his 401(k) Plan and $15,000 to the deferred compensation plan account. Mr. Coggin received a $1,400 match to his 401(k) Plan and $-0- to the deferred compensation plan account. Mr. Daniel received a match of $3,063 to his 401(k) Plan account and $25,000 to the deferred compensation plan account. Mr. Ussery received a match of $3,063 to the 401(k) Plan and $12,900 to the deferred compensation plan account.

(6) Robert G. Adams is also a director of NHC but receives no compensation as a director.

During 2009, Mrs. Swafford did not defer any compensation under either the non-qualified deferred compensation plan or the Company's 401(k) Plan. Mr. Coggin did not defer any compensation under the non-qualified deferred compensation plan but did make contributions under the Company's 401(k) Plan in the amount of $10,400. Mr. Adams deferred $100,000 under the non-qualified deferred compensation plan and $13,100 under the 401(k) Plan. Mr. Daniel deferred $166,666 under the non-qualified deferred compensation plan and $6,200 under the 401(k) Plan. Mr. Ussery deferred $86,000 under the non-qualified deferred compensation plan and $17,800 under the 401(k) Plan.

For additional details on the Key Employee Plan, please see the details in the table so identified.

GRANTS OF PLAN-BASED AWARDS
(None in 2009)

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
(None in 2009)

No equity awards were issued in 2009.

2009 OPTIONS EXERCISED AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Robert G. Adams, CEO	100,959	1,625,440	0	0
D. Gerald Coggin, SVP, Ancillary Services & Corporate Relations	15,687	252,561	0	0
Donald K. Daniel, SVP & Controller	15,687	252,561	0	0
Charlotte A. Swafford, SVP & Treasurer	15,687	252,561	0	0
Michael Ussery, Chief Operating Officer	12,550	202,055	0	0

2009 PENSION BENEFITS

The Company does not offer any pension benefit plans; thus this table is not utilized.

2009 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contri-butions in Last FY ($)	Registrant Contri-butions in Last FY ($)	Aggregate Earnings in Last FY [1] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[1] ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert G. Adams CEO	$100,000	$15,000	-	0	-
D. Gerald Coggin SVP, Ancillary Services & Corporate Relations	0	0	-	0	-
Donald K. Daniel SVP & Controller	166,000	25,000	-	0	-
Charlotte A. Swafford, SVP & Treasurer	0	0	-	0	-
Michael Ussery Chief Operating Officer	86,000	12,900	-	0	-

(1) The Key Employee Plan is not provided by the Company and as such the Company has no responsibility for Aggregate Earnings or the Aggregate Balance. While the Company funds and expenses the contributions to the Plan, the Company is not obligated to pay the executive the Aggregate Balance of the nonqualified deferred compensation account and the Aggregate Balance is not a claim on the Company's assets. Therefore, no amounts are reported under these columns. See the second paragraph under "Retirement and Post Employment Compensation" of the CD&A, starting on page 20.

The Company's only non-qualified deferred compensation plan has been previously described under "Key Employee Non-Qualified Deferred Compensation Plan." The above table indicates that only three of the five Named Executive Officers contributed to the plan during 2009, although all five have participated in one or more years. The amounts set forth in column (c) in the 2009 Nonqualified Deferred Compensation Table above are included in the Summary Compensation Table in column (i).

DIRECTOR COMPENSATION

Our principles of directors' compensation are aligned with the overall goals and objectives of overall partner compensation. That is, the directors (as the policy makers for the Company) should be compensated primarily by the financial and quality performance of the Company and only secondarily by cash compensation. Accordingly, director compensation is divided into two components:

A. Cash Compensation

Directors receive cash compensation based on meetings actually attended in person. The current compensation is $3,000 per regularly scheduled meeting attended and is an amount which was recommended to the Board by the Chief Executive Officer but which may be set at the Board's discretion. Since 2002, the Company has also chartered and created three Board committees: the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee. Beginning in 2008, the Chairman of the Audit Committee received an additional fee of $8,000 per year and the Chairmen of the Compensation and Nominating and Corporate Governance Committees each received an additional fee of $4,000 per year. No additional payments are typically made to either committee members or the chairman of these committees.

B. **Equity Awards**

Under the 2005 Plan approved by the Company's shareholders, directors receive a five year stock option to purchase 15,000 shares of Common Stock, granted and issued on the day of the Annual Meeting of the Shareholders each year with an exercise price set at the closing price of NHC's Common Stock on that day. Such options expire at the end of five years and vest immediately upon grant. The 2010 Plan provides that instead of the stock option grant, each non-employee director will receive 5,000 shares of restricted stock. Such restricted stock will vest 20% each year for five years. The Board has not historically focused on compensation of comparable companies because it has been able to attract and retain independent Board members at the current compensation level. However, the Board annually reviews its total compensation package in light of compensation paid to directors of comparable health care companies and has found its compensation comparable with similar companies.

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) [2]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
J. Paul Abernathy, M.D.	18,000	0	84,168	0	0	125,000	227,168
Robert G. Adams	0	0	0	0	0	0	0
W. Andrew Adams	9,000	0	84,168	0	0	0	93,168
Ernest G. Burgess III	12,000	0	84,168	0	0	125,000	221,168
Emil E. Hassan	16,000	0	84,168	0	0	125,000	225,168
Richard F. LaRoche, Jr.	16,000	0	84,168	0	0	125,000	225,168
Lawrence C. Tucker	20,000	0	84,168	0	0	125,000	229,168

[1] Stock Option shares unexercised and outstanding include the following: 35,327 shares for Dr. Abernathy, 75,000 shares for Mr. W. Andrew Adams, -0- shares for Mr. R. G. Adams, 71,000 shares for Mr. Burgess, 71,000 shares for Mr. Hassan, 69,000 shares for Mr. LaRoche, and 60,000 shares for Mr. Tucker, of which all may be acquired upon the exercise of stock options granted under the Company's 2002 Stock Option Plan, 2004 Stock Plan or 2005 Stock Plan.

[2] Outside directors were each awarded a $125,000 bonus to exercise outstanding stock options. Mr. W. Andrew Adams chose not to accept the bonus.

From time to time the Board may form independent committees. These committees are empowered to retain outside advisors and pay themselves additional compensation for their work. Mr. Robert G. Adams, as CEO of the Company, receives no compensation for service on the Board of Directors. Directors Abernathy, Burgess, Hassan, LaRoche and Tucker each attended four regular Board meetings in 2009, receiving $3,000 per meeting. Director W. Andrew Adams attended three regular Board meetings in 2009, receiving $3,000 per meeting.

The Company's directors do not participate in any other compensation plans or programs of the Company.

Pursuant to the Company's shareholder approved 2005 Plan, directors who are not executive officers annually receive an option to purchase 15,000 shares of the Company's Common Stock at its closing price on the date of the Annual Meeting of the Shareholders each fiscal year. Pursuant to SFAS 123(R) the 15,000 shares that were granted on May 5, 2009 had a grant date fair value of $5.6112 per share. The option exercise price for these shares, however, is $37.70 per share. The 2010 Plan, if approved by our shareholders, provides that the directors who are not executive officers will annually receive 5,000 shares of restricted stock, which restricted stock will vest 20% per year over five years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation Committee were officers or employees of the Company at any time during 2009. Mr. Burgess served as NHC's Senior Vice President of Operations for 20 years before retiring in 1994 and Mr. LaRoche served 27 years with NHC as Secretary and General Counsel (14 years as Senior Vice President) before retiring in May 2002. None of the members of our Compensation Committee have a relationship requiring disclosure by the Company under Item 404 of Regulation S-K other than Mr. Burgess whose daughter serves as the administrator of a center that is an affiliate of NHC in Murfreesboro, Tennessee. During 2009, no executive officer of the Company served as a member of the board of directors or compensation committee of any other entity that had one or more executive officers serving as a member of our Board or Compensation Committee.

We have carefully considered these compensation programs, always taking into account shareholders' concerns and feel that our programs and the compensation which they produce for not only our Named Executive Officers but also partners in all areas of the Company and its subsidiaries are vital to our continuing efforts to obtain and retain our people and improve our competitive position.

Submitted by the National HealthCare Corporation Compensation Committee.

Emil E. Hassan, Chairman
J. Paul Abernathy
Ernest G. Burgess III
Richard F. LaRoche, Jr.
Lawrence C. Tucker

PROPOSAL II

APPROVAL OF THE 2010 OMNIBUS EQUITY INCENTIVE PLAN

At the Meeting, the shareholders will be requested to approve the National HealthCare Corporation 2010 Omnibus Equity Incentive Plan (the "2010 Equity Incentive Plan"). The shares authorized in the Company's 2005 Stock Option Plan ("2005 Plan") have been nearly depleted, thus the Board recommends approval of the new 2010 Equity Incentive Plan to allow the Company flexibility in its overall compensation program and to promote the interests of NHC by providing incentives and rewards to employees, who are primarily responsible for the management, growth and financial success of the Company. For these reasons, the Board has unanimously adopted resolutions approving, and recommending to the shareholders for their approval, the 2010 Equity Incentive Plan.

The following is a brief description of the principal features of the 2010 Equity Incentive Plan. It does not purport to be complete and is qualified in its entirety by the full text of the 2010 Equity Incentive Plan, which is attached hereto as **Appendix A**.

Description of the Plan

General. The purposes of the 2010 Equity Incentive Plan are to (i) attract and retain the best available individuals for positions of substantial responsibility; (ii) motivate such individuals, by means of appropriate incentives, to achieve long range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further identify the interests of such individuals with those of the Company's other shareholders by offering Options to purchase the Company's Common Stock ("Options"), stock appreciations rights ("SARs") and restricted stock and restricted stock unit awards ("Stock Awards") and are intended to promote the long-term financial interest of the Company and its subsidiaries, including the growth in value of the Company's equity and enhancement of long-term shareholder return. The 2010 Equity Incentive Plan also includes an Employee Stock Purchase Plan ("ESPP") and a Non-Statutory Stock Purchase Plan ("NSSPP"). Although part of the 2010 Equity Incentive Plan the ESPP and NSSPP are administered separately and are subject to different rules. See the separate discussion below of each of these subplans. Approval of the 2010

Equity Incentive Plan by shareholders of the Company will also be approval of the ESPP and NSSPP. The 2010 Equity Incentive Plan is designed to provide "performance-based compensation" under Section 162(m) of the Internal Revenue Code, as amended (the "Code"), including features designed to allow grants to meet the requirements for deductibility of executive compensation.

Administration. The 2010 Equity Incentive Plan will be administered by the Board or the Compensation Committee of the Board (hereafter, the "Committee"). The Committee is not obligated to treat participants uniformly, and determinations made under the 2010 Equity Incentive Plan may be made by the Committee selectively among participants who receive, or are eligible to receive, Options, SARs and Stock Awards (whether or not said participants are similarly situated). The Committee shall at all times consist of two or more persons, each of whom shall be a member of the Board of Directors. To the extent required for transactions under the Plan to qualify for the exemptions available under Rule 16b-3 promulgated under the Exchange Act, members of the Committee (or any subcommittee thereof) shall be "non-employee directors" within the meaning of said Rule 16b-3. To the extent required for compensation realized from Options, Stock Awards, and SARs under the Plan to be deductible by the Company pursuant to Section 162(m) of the Code, members of the Committee (or any subcommittee thereof) shall be "outside directors" within the meaning of such section.

Shares Subject to the 2010 Equity Incentive Plan. Subject to adjustment as provided by the terms of the 2010 Equity Incentive Plan, the maximum number of shares of common stock with respect to which awards may be granted under the 2010 Equity Incentive Plan is 1,125,000 shares plus the number of shares to be issued pursuant to the ESPP which has a separate and additional maximum of 75,000. The shares issued under the 2010 Equity Incentive Plan may be currently authorized but unissued shares of common stock or currently held or subsequently acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

Shares covered by an award granted under the 2010 Equity Incentive Plan, or to which such an award relates, that are forfeited or otherwise terminates, expires unexercised or is cancelled without the delivery of shares, then the shares covered by such award, or to which such award relates, or the number of shares otherwise counted against the aggregate number of shares with respect to which awards may be granted, to the extent of any such forfeiture, termination, expiration or cancellation, shall again become shares with respect to which awards may be granted.

In addition, the 2010 Equity Incentive Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Code. Under these limitations, no single Participant may receive Options or SARs in any 12-month period that, taken together, relate to more than 500,000 shares, subject to adjustment in certain circumstances. Further, the maximum amount of compensation that may be payable to a Participant during any one calendar year under all Performance Unit Awards to such Participant for the calendar year, including any grant of a right to dividends under a restricted stock award, shall be $5,000,000. The maximum number of Common Stock units that may be subject to a Performance Share Award granted to a Participant during any one calendar year shall be 500,000 share units. These limits are subject to adjustment for changes in capitalization, merger or a sale of assets as set forth in Section 7.1 of the 2010 Equity Incentive Plan. As of February 26, 2010, the closing price for one share of NHC Common Stock was $36.79.

New Plan Benefits. Because benefits under the 2010 Equity Incentive Plan will depend on the Committee's actions and the fair market value of Common Stock at various future dates, it is not possible to determine the benefits that will be received by officers and other employees if the 2010 Equity Incentive Plan is approved by the shareholders. No benefits have been granted under the 2010 Equity Incentive Plan as of the date hereof.

Options. Options granted under the 2010 Equity Incentive Plan may be either "incentive stock Options," as defined in Section 422 of the Code, or non-statutory stock Options. The maximum term of a stock Option is ten years from the date of grant. The Board is authorized to specify other terms and conditions of the grants. The Options are generally granted at the fair market value of the Company's stock on the date of grant.

Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Unit Awards. The Committee may grant Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Units under the 2010 Equity Incentive Plan. The terms and conditions of each SAR or Stock Award granted under the 2010 Equity Incentive Plan shall be specified by the Committee, in its sole discretion, and shall be set forth in a written agreement between the Company and the participant in such form as the Committee shall approve, and shall be clearly identified therein as a SAR, Restricted Stock Award or Restricted Stock Unit Award.

Upon exercise of a SAR, the participant will be entitled to receive the excess of the fair market value on the exercise date of the Company common shares underlying the SAR over the aggregate base price applicable to such shares; provided that the base price per share may not be less than the fair market value of such shares on the grant date. Distributions to the participant may be made in Common Stock, in cash, or in a combination of stock and cash, as determined by the Committee.

Grants of Restricted Stock and Restricted Stock Units may be made by the Committee that are subject to vesting upon the satisfaction of performance criteria established by the Committee. The Committee may also make grants of Restricted Stock and Restricted Stock Units that become vested upon the passage of a number of years of service as an employee of the Company. Restricted Stock Units may be settled in Common Stock, in cash, or in a combination of stock and cash, as determined by the Committee.

The 2010 Equity Incentive Plan also continues the long-standing automatic grant to the independent directors of the Board; however, the 2010 Plan has changed this grant from stock options to restricted stock. Thus, while under the 2005 Plan independent directors received an Option to purchase 15,000 shares once a year at the closing price of the shares on the date of the first annual shareholder meeting each year, under the 2010 Plan, independent directors will receive 5,000 shares of restricted stock which will vest 20% per year for five years. The independent directors will be entitled to any dividends declared on the restricted stock.

Performance Awards. A performance award consists of a right that is denominated in cash or shares of common stock, valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Committee, and payable at such time and in such form as the Committee shall determine. Performance awards may be granted by the Committee that are intended to satisfy the requirements for performance based compensation pursuant to Section 162(m) of the Code or that are not so intended. The amount of any performance award or the number of shares that may be awarded under a performance award is limited as described above in section "*Shares Subject to the 2010 Equity Incentive Plan.*"

No performance period shall exceed ten years from the date any performance award is granted. To the extent permitted by Section 162(m) of the Code, the Committee, as it deems appropriated, may revise the performance goals to reflect significant unforeseen events, such as changes in law, accounting practices or unusual or nonrecurring items or occurrences.

Performance criteria upon which the payment or vesting of a performance award that is intended to satisfy the requirements of Section 162(m) may be based shall be limited to one or more of the following business measures, which may be applied with respect to the Company, any Subsidiary or any business unit, and which may be measured on an absolute or relative to peer-group basis: (i) total shareholder return, (ii) stock price increase, (iii) return on equity, (iv) return on capital, (v) earnings per share, (vi) EBIT (earnings before interest and taxes), (vii) earnings before taxes, and (viii) cash flow (including operating cash flow, free cash flow, discounted cash flow return on investment, and cash flow in excess of costs of capital). In the case of performance awards that are not intended to satisfy the requirements of Section 162(m), the Committee shall designate performance criteria from among the foregoing or such other business criteria as it shall determine in its sole discretion. Generally, the Committee will use annual pre-tax earnings for the performance goal, but may use any of the criteria set forth above, or any combination thereof, or a shorter or longer period of time. For 2010, the Committee will use a performance criteria based on a pre-tax earnings goal for the period June 1 through December 31, 2010.

At the end of a performance period, the Committee shall determine the extent to which performance goals have been attained, or a degree of achievement between minimum and maximum levels, in order to establish the level of payment to be made, if any, and shall determine if payment is to be made in the form of cash or shares of Common Stock (valued at their Fair Market Value at the time of payment) or a combination of cash and shares of Common Stock. Payments of performance awards, including the issuance of unrestricted shares where appropriate, shall generally be made as soon as practicable following the end of the performance period.

In the case of a performance award that is intended to satisfy the requirements of Section 162(m), the Committee shall make all determinations necessary to establish the terms of the Award in writing within 90 days of the beginning of the performance period (or before the lapse of more than 25 percent of the performance period, if less), including, without limitation, the designation of the Participant to whom the performance award is to be made, the performance criteria or criterion applicable to the Award and the performance goals that relate to such criteria, and the dollar amounts or number of shares of Common Stock payable upon achieving the applicable performance goals. As and to the extent required by Section 162(m), the terms of a performance award that is a subject to Section 162(m) must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the Award, and must preclude discretion to increase the amount of compensation payable under the terms of the Award (but may give the Committee discretion to decrease the amount of compensation payable).

Eligibility. Incentive stock Options may be granted only to employees of the Company or its subsidiaries. Non-statutory stock Options, Awards and SARs may be granted under the 2010 Equity Incentive Plan to employees, directors and consultants of the Company, its subsidiaries, its affiliates, and National Health Corporation ("National"), as well as to persons to whom offers of employment as employees have been granted. The Committee, in its discretion, will select the individuals to whom Options, Awards and SARs will be granted, the time or times at which such awards are granted, and the number of shares subject to each grant.

Terms and Conditions of Grants. Each grant under the 2010 Equity Incentive Plan shall be evidenced by a written award agreement between the Company and the individual participant and is subject to the following additional terms and conditions:

- **Exercise Price**. The Committee will determine the exercise price for the shares of Common Stock underlying each award at the time the award is granted. The exercise price for shares under an Option or SAR may not be less than 100% of the fair market value of the common stock on the date such Option is granted.

- **Fair Market Value**. For all purposes in the Plan, including the ESPP and NSSPP, the fair market value price for a share of Company common stock underlying each award is the closing price per share on the NYSE-Amex on the date the award is granted or such other date for which the value is to be determined under the 2010 Equity Incentive Plan. As of February 26, 2010, the closing price for one share of NHC Common Stock was $36.79.

- **Exercise of Award; Form of Consideration**. The Committee will determine when Options become exercisable. The means of payment for shares issued upon exercise of an award will be specified in each award agreement. Under the 2010 Equity Incentive Plan, the exercise price may be payable in cash or by tendering shares of stock acceptable to the Committee valued at fair market value as of the day of exercise, or in any combination thereof, as determined by the Committee; provided, however, unless otherwise determined by the Committee, no shares may be tendered unless such shares have been held by the participant for six (6) months or more. The Committee may also permit a participant to elect to pay the exercise price upon the exercise of an incentive stock Option or nonqualified stock Option by irrevocably authorizing a third party to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the incentive stock Option or nonqualified stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. In addition, the Committee may allow a net exercise which will not require a cash payment of the exercise price, but will reduce the number of shares of Common Stock issued upon the exercise of such Option by the largest number of whole shares of Common Stock that have a fair market value which does not exceed the aggregate exercise price. For non-statutory stock Options and stock received from restricted Stock Awards or upon the exercise of SARs, the Option holder or stock recipient must also pay the Company, at the time of purchase, the amount of federal, state, and local withholding taxes required to be withheld by the Company.

- **Nontransferability of Awards**. Except as otherwise provided by the Committee, awards under the Plan are not transferable except as designated by the participant by will or by the laws of descent and distribution and may be exercised during the lifetime of the participant only by the participant, except as set forth in Section 6.5.1 of the 2010 Equity Incentive Plan attached hereto as **Appendix A**.

- **Other Provisions**. An award agreement may contain other terms, provisions, and conditions not inconsistent with the 2010 Equity Incentive Plan, as may be determined by the Committee. In addition, the 2010 Equity Incentive Plan specifically allows an Option award to permit that the Option may be exercised in whole or in part prior to vesting and prior to its expiration; provided the shares so exercised shall be held by the Company until vesting occurs or are canceled and the purchase price refunded if employment and Board membership terminates prior to vesting.

Termination of Employment. In the event a participant shall cease to be employed by the Company, subsidiary, affiliate, and National on a full-time basis for any reason other than death, disability or Detrimental Activity (as defined in the 2010 Equity Incentive Plan), the unexercised portion of any Option or SAR held by such employee at that time shall lapse when such employee ceased to be so employed, provided, however, that such Option or SAR may be exercised for three (3) months after termination of employment. In the event a participant shall cease to be employed by the Company, subsidiary, affiliate, and National by reason of his "permanent and total disability" (within the meaning of Section 22(e)(3) of the Code) or death, the unexercised portion of any Option or SAR held by such participant at that time may only be exercised within 180 days after the date on which the participant ceased to be so employed, and only to the extent that the participant could have otherwise exercised such Option or SAR as of the date on which he ceased to be so employed; provided that in no event may such Option or SAR be exercised beyond the expiration of the term of the Option or SAR. In the event a participant is terminated from employment with the Company, subsidiary, affiliate or National for Detrimental Activity (as defined in the 2010 Equity Incentive Plan) such participant's right to exercise any Option, Stock Award or SAR granted hereunder, whether vested or non-vested, shall terminate upon notice of discharge.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. In the event that the Company's stock changes by reason of any stock split, dividend, combination, reclassification or other similar change in the Company's capital structure effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the 2010 Equity Incentive Plan, the number and class of shares of stock subject to any award outstanding under the 2010 Equity Incentive Plan, and the exercise price for shares subject to any such outstanding award.

In the event of a change of control of the Company, as determined by the Board, the Board, in its discretion, may provide for the assumption, substitution, adjustment or cash-out and termination of each outstanding award. The 2010 Equity Incentive Plan provides that a Change in Control, as defined in the 2010 Equity Incentive Plan, shall cause the vesting date of each outstanding Option and SAR to accelerate and be exercisable and the restrictions on any Awards to lapse.

Amendment and Termination of the 2010 Equity Incentive Plan. The Board may amend, alter, suspend or terminate the 2010 Equity Incentive Plan, or any part thereof, at any time and for any reason. However, the Company shall obtain shareholder approval for any amendment to the 2010 Equity Incentive Plan to the extent necessary to comply with the requirements of Sections 422, 423, and 162(m) of the Code or other applicable law or if such approval is deemed advisable with respect to tax, securities or other applicable laws, policies or regulations. No such action by the Board or shareholders may alter or impair any award previously granted under the 2010 Equity Incentive Plan without the written consent of the participant. The 2010 Equity Incentive Plan will only be effective if approved by the shareholders of our Company. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Options under it are outstanding; provided, however, that no Options, SARs or Awards may be granted under the Plan after the ten (10) year anniversary of the Effective Date.

Federal Income Tax Consequences Relating to the 2010 Equity Incentive Plan

The federal income tax consequences to the Company and its employees of awards under the 2010 Equity Incentive Plan are complex and subject to change. The following discussion is only a summary of the general rules applicable to the 2010 Equity Incentive Plan. Recipients of awards under the 2010 Equity Incentive Plan should consult their own tax advisors since a taxpayer's particular situation may be such that some variation of the rules described below will apply.

As discussed above, several different types of instruments may be issued under the 2010 Equity Incentive Plan. The tax consequences related to the issuance of each is discussed separately below. However, the federal tax consequences relating to the grants under the ESPP are discussed in the section below describing the ESPP.

Options. As noted above, Options granted under the 2010 Equity Incentive Plan may be either incentive stock Options or non-qualified stock Options. Incentive stock Options are options which are designated as such by the Company and which meet certain requirements under Section 422 of the Code and the regulations thereunder. Any Option which does not satisfy these requirements will be treated as a non-qualified stock Option.

Incentive Stock Options. There typically will be no federal income tax consequences to a participant or to us upon the grant of an incentive stock Option. If the participant holds shares acquired through the exercise of an incentive stock Option for the later of two years after the date the Option was granted or one year after exercise of the Option, the difference between the exercise price and the amount realized upon sale or disposition of the Option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the participant disposes of the shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will realize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price, and we will be allowed a federal income tax deduction equal to such amount, provided that the deduction is not otherwise disallowed under the Code. Any additional gain or loss in excess of the fair market value of the shares at the time of exercise will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at their disposition. While the exercise of an incentive stock Option does not result in current, taxable income, the excess of the fair market value of the Option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the participant's alternative minimum tax income.

Nonqualified Stock Options. Nonqualified stock Options granted under the 2010 Equity Incentive Plan do not qualify as "incentive stock options" and will not qualify for any special tax benefits to the participant. A participant generally will not recognize any taxable income at the time he or she is granted a nonqualified Option. However, upon its exercise, the participant will recognize ordinary compensation income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price. The income realized by the participant will be subject to income and other employee withholding taxes.

The participant's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a nonqualified stock Option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such Option. Upon disposition of any shares acquired pursuant to the exercise of a nonqualified stock Option, the difference between the sale price and the participant's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at their disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a nonqualified stock Option or a sale or disposition of the shares acquired upon the exercise of a nonqualified stock Option. However, upon the exercise of a nonqualified stock Option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that a participant is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Stock Appreciation Rights. Generally, the recipient of a SAR will not recognize any taxable income at the time the award is granted. Upon the settlement of the SAR, if the employee receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the employee at the time it is received. If the employee receives the appreciation inherent in the SARs in stock, the employee will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the employee for the stock. The income realized by the recipient will generally be subject to U.S. income and employment taxes.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the exercise of a SAR, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary compensation income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock Award. Generally, the recipient of a Restricted Stock Award will not recognize any taxable income at the time the award is granted. The recipient of a Stock Award will generally recognize ordinary compensation income at the time the Company's common stock associated with the Stock Award is received in an amount equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested (i.e., if the employee is required to work for a period of time or meet certain goals or he or she will otherwise forfeit the shares) when it is received under the 2010 Equity Incentive Plan the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. The income realized by the recipient will generally be subject to U.S. income and employment taxes.

The recipient's basis for determination of gain or loss upon the subsequent disposition of shares acquired as Stock Awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested, as applicable. Upon the disposition of any stock received as a Stock Award under the 2010 Equity Incentive Plan, the difference between the sale price and the recipient's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if, at the time of disposition, the shares have been held for more than one year since the recipient recognized compensation income with respect to such shares. With respect to any award that is a Restricted Stock Award, a participant can make an election under Section 83(b) of the Internal Revenue Code to be taxed at the time of the grant in an amount equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. Any subsequent sale of stock that is acquired after the restrictions lapse is subject to capital gains treatment.

If a recipient of a Stock Award receives the cash equivalent of Company Common Stock (in lieu of actually receiving Company Common Stock), the recipient will recognize ordinary compensation income at the time of the receipt of such cash in the amount of the cash received.

In the year that the recipient of a Stock Award recognizes ordinary taxable income in respect of such award, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the recipient is required to recognize, provided that the deduction is not otherwise disallowed under the Code.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") is a subplan within the 2010 Equity Incentive Plan. Approval by the Shareholders of Proposal II will also be approval of the ESPP. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code.

General Description. Under the ESPP, eligible employees who enroll in the ESPP and authorize the Company to make payroll deductions as specified by the employee to be credited to his or her contribution account under the ESPP. The purchase period begins on the first trading day of a calendar year and ends on the last trading day of the calendar year. At the end of a purchase period, stock is purchased for a price per share as determined by the Board, but not less than eighty-five percent (85%) of the fair market value of a share of stock on the beginning of the purchase period or the end of the purchase period, whichever is lower. The ESPP is administered by the Board and is generally subject to the administrative procedures and other rules set forth in the 2010 Equity Incentive Plan, except as specifically modified in the ESPP subplan. The Board has the authority in its discretion to make rules and regulations for the administration of the ESPP, and its interpretations and decisions with respect to the ESPP are final. The Board may appoint such other persons as it deems appropriate to administer the ESPP.

Maximum of Number of Plan Shares. The maximum number of shares that can be issued under the ESPP is 75,000. The maximum number of shares that can be purchased by any one employee during a purchase period may not exceed $25,000 divided by the fair market value of the stock on the grant date. The grant date is the first day of the purchase period. The number of shares granted under the ESPP will not be counted against and will not reduce the number of shares available for grant pursuant to Section 4.1 of the 2010 Equity Incentive Plan. The maximum number of shares that can be issued under the ESPP is subject to adjustment in accordance with Section 7.1 of the 2010 Equity Incentive Plan for any reorganization, merger, consolidation, recapitalization, or similar transaction.

Eligible Employees. All employees of the Company are eligible to participate in the ESPP on his or her date of employment. In addition, all employees of subsidiaries of the Company that are designated by the Board to be subject to the ESPP are eligible to participate in the ESPP. Otherwise, neither the Board nor the Committee have any discretion to determine who is eligible to participate in the ESPP.

Participant Elections. Each eligible employee may elect to participate in the ESPP by authorizing a payroll deduction in an exact number of dollars per period of not less $10.00 per pay period.

Election Changes or Withdrawal from ESPP. The ESPP provides that an employee may discontinue or change his or her contribution rate during the purchase period. If a participant discontinues contributions during the purchase period, he or she may not again elect to make contributions during that period. Further a participant may withdraw some or all of the participant's prior contribution twice during the purchase period. Regardless of such discontinuance of contributions or withdrawals, any balance to the participant's credit on the exercise date will be used to purchase shares in accordance with the ESPP.

Purchases of Stock. On the last day of the purchase period, the participant's contribution account will be used to purchase the number of whole shares of Common Stock of the Company equal to the participant's contribution account divided by the purchase price. Any money remaining in the participant's contribution account because it is not sufficient to purchase a whole share will remain in the account to be used in the next purchase period unless the participant requests that the balance be returned to him or her.

Purchase Price. The purchase price is as determined by the Board, but not less than eighty-five percent (85%) of the lesser of the fair market value of the Common Stock on the first day of the purchase period or the last day of the purchase period.

Share adjustments upon corporate transaction. The Plan provides that upon a share split, recapitalization, merger, acquisition, or similar transaction the Committee shall appropriately adjust the number of shares of Common Stock (and the price per share) subject to the unexercised portion of any outstanding share purchase rights under the plan.

Shareholder Rights. Each Participant in the ESPP will (a) be regarded as the owner of each share purchased for his or her account from the date of purchase; (b) possess all voting rights associated with ownership of a share of Common Stock and (c) be entitled to any dividends paid with respect to such shares.

Rights on Retirement, Death or Termination of Employment. In the event of a participant's termination of employment during the purchase period, except by reason of death or retirement, his or her participation in the ESPP will terminate immediately and the participant's contribution account balance will be paid to such participant as soon as practical thereafter. If the participant dies or retires during the purchase period, the participant or his estate may withdraw the participant's contribution account balance. If the participant or his estate does not elect to withdraw the participant's contribution account balance, the contribution account balance will be used to purchase shares at the end of the purchase period.

Federal Tax Consequences. The following discussion of the federal tax consequences associated with the ESPP is necessarily general and does not include all aspects of federal income tax laws which may be relevant to any participant in the ESPP. Accordingly, each participant should consult a tax advisor to determine all tax effects.

The ESPP is intended to qualify as an "Employee Stock Purchase Plan" as defined in Section 423 of the Code. If a holding period requirement and an employment requirement are met, rights issued to an employee under such plans do not result in taxable income to the employee either upon the grant of rights or upon their exercise even if the exercise price is less than the fair market value of the stock at the time of exercise. However, the lesser of (a) the difference between the fair market value of the shares on the date of disposition or death and the price paid for the shares, or (b) the difference between the fair market value of the shares on the date of grant and the exercise price on that date, will be treated as compensation income in the year in which the employee disposes of such shares of stock (provided the holding period requirement is met) or in the year of the employee's death (whenever occurring) if the employee's death occurs while owning such shares. If the holding period requirement is not met because the employee disposes of such shares of stock prior to two years after the grant of the right or within one year of the purchase of the stock or the employment requirement is not met because at all times during the period beginning with the date of the granting of the Option and ending on the day 3 months before the date of exercise he or she is not an employee of the Company or its subsidiaries, he or she will realize ordinary compensation income to the extent of the difference between the exercise price and the fair market value of the stock at the date the right was exercised.

Neither the issuance nor exercise of rights under the ESPP nor the subsequent qualifying disposition of shares of stock acquired under the ESPP will create an item of income or deduction to the Company. However, if the employee realizes ordinary income in the amount of the difference between the exercise price and the value of the shares at the time of exercise by reason of a disqualifying disposition, then the Company will be entitled to a deduction at the same time and in the same amount. If upon the sale of the shares by the employee, gain is realized over the amount paid for the shares plus any amount treated as ordinary compensation income to the employee, such gain, under current tax laws, would be capital gain.

Non-Statutory Stock Purchase Plan

The Non-Statutory Stock Purchase Plan (the "NSSPP") is another subplan within the 2010 Equity Incentive Plan. The NSSPP is intended for the benefit of employees the Company, National, and any subsidiaries or affiliates of the Company or National that the Board has authorized to participate in the NSSPP. Approval by the Shareholders of Proposal II will also be approval of the NSSPP. The NSSPP is not intended to qualify for favorable tax treatment under Section 423 of the Code.

General Description. Except as set forth in this section, the NSSPP is intended to operate in substantially the same manner as the ESPP. The primary difference in the NSSPP from the ESPP is with respect to eligibility to participate, and the fact that unlike the ESPP, the NSSPP is not intended to qualify for favorable tax treatment under Section 423 of the Code. All Options granted under the NSSPP will be treated as non-qualified Options.

Maximum of Number of Plan Shares. There is no separate maximum number of shares that can be issued under the NSSPP, but the number of shares granted under the NSSPP will be counted against and will reduce the number of shares available for grant pursuant to Section 4.1 of the 2010 Equity Incentive Plan. The maximum number of shares that can be purchased by any one employee may not exceed $25,000 divided by the fair market value of the stock on the grant date. The grant date is the first day of the purchase period. The maximum number of shares that can be issued under the NSSPP is subject to adjustment in accordance with Section 7.1 of the 2010 Equity Incentive Plan for any reorganization, merger, consolidation, recapitalization, or similar transaction.

Eligible Employees. Employees of NHC, National, or any of their subsidiaries or affiliates who are not eligible to participate in the ESPP as determined by the Board are eligible to participate in the NSSPP.

Federal Tax Consequences. The federal income tax consequences of participating in the NSSPP are the same as with respect to the any nonqualified stock Option. See the general discussion with respect to nonqualified stock Options for the federal tax consequences of participating in the NSSPP.

Vote Required and Board Recommendation

The affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at the meeting is required for approval of the 2010 Equity Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL II

PROPOSAL III

APPROVAL OF THE SECOND AMENDMENT TO THE "AMENDED NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN" - THE "PLAN"

Section 162(m) of the Internal Revenue Code of 1986 as amended ["Section 162(m)"] provides that compensation in excess of one million dollars paid for any year to a corporation's chief executive officer and the four other highest paid executive officers at the end of such year ("Covered Employees") will not be deductible for federal income tax purposes unless certain conditions are met. One such condition is that the compensation qualifies as "performance based compensation". Section 162(m) provides, among other things, that shareholders must be advised of and approve the material terms of the performance goals under which compensation is to be paid, and under certain conditions must re-approve the material terms of the performance goals every five years. The Company's "NHC Executive Officer Performance Based Compensation Plan" was adopted by the Board at its meeting on December 20, 2006, approved by the shareholders at the 2007 Annual Shareholders Meeting, and re-submitted for an amendment to the Plan by the shareholders on May 1, 2008. The Board is asking the shareholders to approve a second amendment to the Plan as follows:

In paragraph 3 we propose to revise the Plan to eliminate the Compensation Committee's discretion to annually assign percentages of the incentive bonus pool to the CEO and Named Executive Officers and to put a cap on the percentages assigned to each such individual. Under the proposed amendment, the percentages will be set at 50% for the Chief Executive Officer and 12.5% for each of the other Named Executive Officers.

The amended Plan is attached hereto as Exhibit B for your reference.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL III.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 as amended requires officers, directors, and persons who own more than 10% of the Company's equity securities to file statements of changes in beneficial ownership (Forms 4 or 5) with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all such forms they file, and must make such filings with the SEC within 2 days of any applicable transaction. The Company reminds all of the officers and directors of this requirement monthly.

To the Company's knowledge and based on the review of the copies of such forms received by it and monthly statements provided by officers and directors, the Company believes that during 2009 all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were filed timely, except for the following: a Form 5 filing by W. Andrew Adams on February 17, 2009 that was one day late, a Form 4 filing by Ernest G. Burgess III on May 6, 2009 that was two days late, a Form 4 filing for Richard F. LaRoche, Jr. on May 6, 2009 that was two days late, a Form 4 filing for Ernest G. Burgess III on November 30, 2009 that was three days late, and a Form 5 filing on January 28, 2010 that reported an April 2007 gift to a local charity that was discovered as not having been reported.

SECURITIES OWNED BY DIRECTORS & OFFICERS

The following table presents the security ownership of management, showing the ownership of directors, Named Executive Officers and directors and Named Executive Officers as a group as of March 15, 2010:

Name of Beneficial Owner	Amount & Nature of Common Stock Beneficial Ownership(1)(2)(3)	Percent Of Class	Amount & Nature of Preferred Stock Beneficial Ownership	Percent of Class
J. Paul Abernathy, M.D., Director	55,591	*	12,388	*
Robert G. Adams, Chairman & CEO	489,802	3.5%	559,289	5.2%
W. Andrew Adams, Director	904,847	6.5%	594,924	5.5%
Ernest G. Burgess III, Director	257,652	1.9%	146,210	1.4%
Emil E. Hassan, Director	100,115	*	17,000	*
Richard F. LaRoche, Jr., Director	501,471	3.6%	386,239	3.6%
Lawrence C. Tucker, Director	145,000(4)	1.1	-	-
D. Gerald Coggin, SVP, Ancillary Services & Corporate Relations	419,556	3.0%	263,181	2.4%
Donald K. Daniel, SVP & Controller, Principal Accounting Officer	249,858	1.8%	141,073	1.3%
Charlotte A. Swafford, SVP & Treasurer	226,150	1.6%	152,978	1.4%
Michael Ussery, Chief Operating Officer	85,506	*	37,257	*
Directors & Named Executive Officers as a group	3,435,548	23.5%	2,311,889	21.3%

* Less than 1%

(1) Assumes exercise of stock options outstanding. See "Option Plans." Included in the amounts above are 35,327 shares to Dr. Abernathy, 75,000 shares to Mr. W. A. Adams, -0- shares to Mr. R. G. Adams, 71,000 shares to Mr. Burgess, 71,000 shares to Mr. Hassan, 69,000 shares to Mr. LaRoche, 60,000 shares to Mr. Tucker, -0- shares to Mr. Coggin, -0- shares to Mr. Daniel, -0- shares to Ms. Swafford, and -0- shares to Mr. Ussery, of which all may be acquired upon the exercise of stock options granted under the Company's 2002, 2004 and 2005 Stock Plans.

(2) Assumes conversion of the Preferred Stock held by each holder with respect to their ownership only. Included in the above are 2,998 shares to Dr. Abernathy, 143,995 shares to Mr. W. A. Adams, 135,370 shares to Mr. R. G. Adams, 35,715 shares to Mr. Burgess, 4,115 shares to Mr. Hassan, 93,485 shares to Mr. LaRoche, 63,700 shares to Mr. Coggin, 34,145 shares to Mr. Daniel, 37,027 shares to Ms. Swafford, and 9,018 shares to Mr. Ussery.

(3) None of the shares owned by members of management have been pledged as security for any obligation except as follows: 151,264 common shares by Ernest G. Burgess III, 115,000 common shares by D. Gerald Coggin, 313,200 preferred shares by Richard F. LaRoche, Jr., 29,000 common shares by Charlotte A. Swafford and 30,884 common shares by Michael Ussery.

(4) This number does not include the 515,500 shares owned by The 1818 Fund II, L.P. as of 3/15/10. Mr. Tucker is a general partner of Brown Brothers Harriman ("BBH") which is the general partner of The 1818 Fund II, L.P. and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Persons

NHC employs two persons who are immediate family members of directors and/or executive officers as described in this Proxy Statement under the caption "Directors & Executive Officers of Registrant" and who receive in excess of $120,000 in salary and benefits. J. Buckley Winfree is the son-in-law of Robert G. Adams and is the Administrator of AdamsPlace in Murfreesboro, Tennessee, a wholly owned subsidiary of NHC/OP, L.P., a wholly owned subsidiary of NHC). Lynn B. Foster is the daughter of Ernest G. Burgess III and serves as Administrator of NHC HealthCare, Murfreesboro, which is managed by NHC. Both administrators are compensated in accordance with the same standards that are applied to administrators at NHC owned, managed or leased nursing facilities.

National Health Investors, Inc.

In 1991, NHC formed NHI as a wholly-owned subsidiary. The Company then transferred to NHI certain healthcare facilities owned by us and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange and at December 31, 2009, NHC owned 1,630,642 shares (5.9%) of NHI's outstanding common stock.

On October 17, 1991, concurrent with NHC's conveyance of real property to NHI, the Company leased from NHI the real property of 40 long-term healthcare centers and three retirements centers. Each lease was for an initial term originally expiring December 31, 2001, with two additional five-year renewal terms at NHC's option, assuming no defaults. During 2000, NHC exercised its option to extend the lease term for the first five-year renewal term under the same terms and conditions as the initial term.

On December 27, 2005, NHC exercised its option to extend the existing master lease on 41 properties for the second renewal term. The 41 properties include four Florida properties that are leased to and operated by others, none of which we own or control, but for which NHC continues to guarantee the lease payments to NHI under the master lease. The 15-year lease extension began January 1, 2007 and includes three additional five-year renewal options, each at fair market value. Under the terms of the lease, base rent for 2007 totaled $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year. The lease renewal provided for no percentage rent in 2007 since 2007 was the new base year. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent for 2009 was approximately $757,000.

National Health Corporation

National Health Corporation ("National"), which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and served as NHC's administrative general partner when it operated as a master limited partnership through December 31, 1997. NHC manages five centers for National under a management contract that has been extended until January 20, 2018.

In conjunction with NHC's management contract, the Company has entered into a line of credit arrangement whereby amounts may be due to or from National from time to time. The maximum loan commitment under the line of credit is $2,000,000. The interest rate on the line of credit is 85% of prime and the final maturity is January 20, 2018. During 1991, NHC borrowed $10,000,000 from National. The term note payable required quarterly interest payments at 8.5% until December 31, 2007 and at 85% of the prime rate thereafter. This note was renewed on January 1, 2008, with the entire principal due at maturity in 2018.

National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. At December 31, 2009 National owned 1,271,147 shares (or approximately 9.8%) of NHC's outstanding Common Stock and 1,271,147 shares (or approximately 11.7%) of the outstanding Preferred Stock. Please refer to Note 4 of the consolidated financial statements of the 2009 Form 10-K for more detail regarding NHC's relationship with National.

Policies and Procedures for Related Party Persons Review

The Audit Committee of our Board of Directors reviews and evaluates any transaction, arrangement or relationship in which NHC and any of its subsidiaries is a participant and the amount involved exceeds $120,000 in which an executive officer, director, director nominee or 5% stockholder (or their immediate family members) (each of whom we refer to as a "related party") has a direct or indirect material interest.

The Company's related party policy is in writing and is a part of the Audit Committee Charter which is published on our website. A related party transaction reviewed under the policy will be considered ratified if it is approved by the Audit Committee (the "Committee") after full disclosure of the related party's interest in the transaction. As appropriate for the circumstances, the Committee will review and consider:

- the related party's interest in the related party transaction;
- the approximate dollar value of the amount involved in the related party transaction;

- whether the transaction was undertaken in the ordinary course of the Company's business;
- whether the terms of the transaction are proposed to be, or were, entered into on terms no less favorable to the Company than terms that could have been, or have been, reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction;
- whether any alternatives were considered that would not have involved a transaction with a related party; and
- any other information regarding the related party transaction or the related party in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in the Company's best interest. The Committee may impose any conditions on the Company in connection with the related party transaction that it deems appropriate.

SHAREHOLDER COMMUNICATIONS

The Board of Directors has adopted the "NHC Valuesline" program in order to enable employees and shareholders to communicate (on a non-identifiable basis if so desired) with the NHC Compliance Officer, NHC executive officers, and the NHC Board. The Valuesline toll free number is 800-526-4064 and is answered by an independent contractor who transmits the communication to the Compliance Officer and establishes a date by which the caller can obtain a response to the communication, if so requested. The Compliance Officer will forward any inquiries to or about executive officers or directors to the Corporate Secretary, who will coordinate any necessary communication and response. All shareholder communications concerning officers, directors, or corporate board questions are relayed to the Board of Directors. The Compliance Officer meets at least annually with the Board in Executive Session.

SHAREHOLDER PROPOSALS

Proposals from shareholders intended for inclusion in the Proxy Statement and form of proxy for the 2011 Annual Meeting of Shareholders must be received by the Company on or before November 25, 2010. Proposals submitted after November 25, 2010 will be considered untimely for the 2011 Annual Meeting of Shareholders pursuant to SEC Rule 14a-8(e). Your submission of any proposal will be reviewed in accordance with the procedures found in SEC Regulation 14a-8, which we will supply upon request.

EXPENSES OF SOLICITATION

The total cost of this solicitation will be borne by the Company. The Company utilizes the services of Broadridge Financial Solutions to disseminate its proxy materials. In addition to use of the mail, proxies may be solicited by directors and officers of the Company personally and by telephone, telegraph, or facsimile transmission.

WEBSITE INFORMATION

The NHC website (www.NHCcare.com) contains information on the Company, including all public filings (10-Qs, 10-Ks, Statements of Beneficial Ownership, press releases and the like). We also maintain the following documents on the website, all of which we hereby incorporate herein by reference as though copied verbatim:

- The Restated Audit Committee Charter,
- The Compensation Committee Charter,
- The Nominating and Corporate Governance Committee Charter,
- Valuesline information, and
- The NHC Code of Ethics.

The Code of Ethics has been adopted for all employees, officers and directors of the Company. If there are any amendments or waivers to the Code of Ethics, it will be published on the website. To date there have been none.

Copies of any of these documents will be furnished, free of charge, to any interested investor upon receipt of a written request. All of our press releases for the last two years can be accessed on the press release page and there are also listings of the various services that the Company provides, a listing of the facilities and their locations, information on long-term care insurance and job opportunities. The website is updated regularly for any SEC filings and press releases.

OTHER MATTERS

The Board of Directors knows of no other business to be presented at the Meeting, but if other matters do properly come before the Meeting, the persons named in the proxy will vote on such matters in accordance with their best judgment.

s/John K. Lines
John K. Lines, Secretary, SVP & General Counsel

March 31, 2010
Murfreesboro, Tennessee

Exhibit A

NATIONAL HEALTHCARE CORPORATION

2010 OMNIBUS EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE. The purpose of the National HealthCare Corporation 2010 Equity Incentive Plan (the "Plan") is to promote the interests of National HealthCare Corporation, a Delaware corporation (the "Company"), and its stockholders by providing an opportunity to selected employees, officers, directors, consultants and advisors of the Company or any Subsidiary or Affiliate thereof to purchase Common Stock of the Company, acquire stock appreciation rights in the Company or be granted restricted shares of Company Common Stock. By encouraging such Common Stock ownership and/or stock appreciation rights, the Company seeks to attract, retain and motivate such employees and persons and to encourage such employees and persons to devote their best efforts to the business and financial success of the Company. It is intended that this purpose will be effected by the granting of "non-qualified stock options" and/or "incentive stock options" to acquire the Common Stock of the Company and "restricted stock" and/or "stock appreciation rights" in the Company, plus the continuation of the Company's long-standing Employee Stock Purchase Program. Under the Plan, the Committee shall have the authority (in its sole discretion) to grant "incentive stock options" within the meaning of Section 422(b) of the Code and "non-qualified stock options," "restricted stock" and "stock appreciation rights" to which Code Section 421 does not apply. This Plan document is also an omnibus document which includes a sub-plan (the "Employee Stock Purchase Plan") which is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code (although the Company makes no undertaking nor representation to obtain or maintain qualification under Section 423), and a second separate sub-plan (the "Non-Statutory Stock Purchase Plan") for employees, affiliates and consultants which are not eligible to participate in the Employee Stock Purchase Plan, which is not intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

SECTION 2. DEFINITIONS. For purposes of the Plan, the following terms used herein shall have the following meanings, unless a different meaning is clearly required by the context.

2.1. "Affiliate" shall mean, with respect to any person (i) any person directly or indirectly controlling, controlled by, or under common control with such person (ii) any officer, director, general partner, member or trustee of such person, (iii) any person who is an officer, director, general partner, member or trustee of any person described in clauses (i) or (ii) of this sentence, and (iv) any licensed nursing facility or licensed hospice owned or managed by the Company. For purposes of this definition, the terms "controlling," "controlled by," or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such person or entities.

2.2. "Award" shall mean a Performance Share, a Performance Unit, Restricted Stock or Restricted Stock Unit granted pursuant to the Plan.

2.3. "Board of Directors" or "Board" shall mean the Board of Directors of the Company.

2.4. "Change in Control" shall mean the occurrence of any of the following events:

(i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 13(d)(3) or 14(d)(2) of the Exchange Act);

(ii) any person or group is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company), including by way of merger, consolidation, tender or exchange offer or otherwise (a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time);

(iii) a reorganization, recapitalization, merger or consolidation (a "Corporate Transaction") involving the Company, unless securities representing 50% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from such Corporate Transaction (or the parent of such corporation) are held subsequent to such transaction by the person or persons who were the beneficial owners of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction, in substantially the same proportions as their ownership immediately prior to such Corporate Transaction; or

(iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office.

2.5. "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.6. "Committee" shall mean the Compensation Committee of the Board of Directors or such other committee as the Board of Directors shall appoint from time to time to administer the Plan; provided, that the Committee shall at all times consist of two or more persons, each of whom shall be a member of the Board of Directors. To the extent required for transactions under the Plan to qualify for the exemptions available under Rule 16b-3 promulgated under the Exchange Act, members of the Committee (or any subcommittee thereof) shall be "non-employee directors" within the meaning of said Rule 16b-3. To the extent required for compensation realized from Options, Awards, and SARs under the Plan to be deductible by the Company pursuant to Section 162(m) of the Code, members of the Committee (or any subcommittee thereof) shall be "outside directors" within the meaning of such section.

2.7. "Common Stock" shall mean the common stock, $0.01 par value, of the Company.

2.8. "Detrimental Activity" shall mean any of the following:

(i) a willful refusal by a Participant to follow a lawful instruction of the Company or the Committee;

(ii) a Participant's willful engagement in conduct materially injurious to the business interests of the Company (as determined by the Committee in its reasonable judgment);

(iii) a Participant being convicted of, or entering a guilty plea or a plea of no contest with respect to, a felony, whether or not connected with the Company;

(iv) a Participant's material breach of his or her duties, responsibilities and obligations under any employment agreement with the Company, or the material violation of any rules, policies, procedures or guidelines of the Company that is injurious to the Company;

(v) the disclosure to anyone outside the Company, or the use in other than the business of the Company, without prior written authorization from the Company, of any confidential information or material relating to the business of the Company, acquired by a Participant either during or after employment with the Company;

(vi) the failure or refusal to disclose promptly and to assign to the Company all right, title and interest in any work, invention or idea, patentable or not, made or conceived by a Participant during employment by the Company, relating in any manner to the actual or anticipated business, research or development work of the Company or the failure or refusal to do anything reasonably necessary to enable the Company to secure intellectual property registration where appropriate in the United States and in other countries;

(vii) a Participant's breach or failure to comply with any provision of the Plan or such Participant's agreements documenting the grant of any Option, SAR or Award under the Plan; or

(viii) any attempt, directly or indirectly, to induce any employee of the Company to be employed or perform services elsewhere or any attempt directly or indirectly to solicit the trade or business of any current or prospective customer, supplier or partner of the Company.

For purposes of this Section 2.8, the term "Company" shall also include any Subsidiary, division or Affiliate of the Company, and National Health Corporation, a Tennessee corporation, ("National").

2.9. "Employee" shall mean (i) with respect to an ISO and the ESPP, any person who, at the time the ISO or option under the ESPP is granted to such person, is an "employee," as such term is used in Section 422 of the Code and described in Regulations Section 1.421-1(h)(1), of the Company or a Subsidiary, and (ii) with respect to a Non-Qualified Option, Award, or SAR, any person employed by or performing services, whether as an employee, officer, director (including outside director) or otherwise, for the Company, any Subsidiary, division or Affiliate of the Company, or National.

2.10. "Employee Stock Purchase Plan" or "ESPP" shall mean the employee stock purchase plan as created and defined in Section 16 hereof.

2.11. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

2.12. "Fair Market Value" shall mean the fair market value of a share of Common Stock as of any date, determined by applying the following rules:

(i) If the principal market for the Common Stock is a national securities exchange, then the fair market value as of that date shall be the reported closing price of the Common Stock on that date on the principal exchange or market on which the Common Stock is then listed or admitted to trading.

(ii) If sale prices are not available or if the principal market for the Common Stock is not a national securities exchange, the fair market value of the Common Stock shall be the reported closing price for the Common Stock on such day as reported on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Incorporated or a comparable service.

(iii) If the day is not a business day, and as a result, Paragraphs (i) and (ii) next above are inapplicable, the fair market value of the Common Stock shall be determined as of the next earlier business day.

(iv) If Paragraphs (i), (ii), and (iii) next above are otherwise inapplicable, then the fair market value of the Common Stock shall be determined in good faith by the Committee.

2.13. "ISO" shall mean an option to purchase Common Stock granted under the Plan that constitutes and shall be treated as an "incentive stock option," as such phrase is defined in Section 422(b) of the Code.

2.14. "Non-Qualified Option" shall mean an option to purchase Common Stock granted to an Employee pursuant to the Plan that is not an "incentive stock option," with respect to which Code Section 421 does not apply, and that shall not constitute nor be treated as an ISO.

2.15. "Non-Statutory Stock Purchase Plan" shall mean the non-qualified stock purchase plan as created and defined in Section 18 hereof.

2.16. "Option" shall mean any ISO or Non-Qualified Option granted to an Employee pursuant to this Plan.

2.17. "Participant" shall mean an Employee to whom an Option, Award, or SAR has been granted pursuant to this Plan.

2.18. "Performance Award" shall mean any Award granted pursuant to Section 6.4.4 hereof entitling a Participant to a either payment based on the Fair Market Value of a share of Common Stock (a "Performance Share") or based on specified dollar units (a "Performance Unit") or, with respect to a restricted Award, the lapse of restrictions, at the end of a performance period, if certain conditions established by the Committee are satisfied.

2.19. "Regulations" shall mean the United States Treasury Regulations, including Temporary Regulations, promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

2.20. "Restricted Stock" shall mean shares of Common Stock, subject to a risk of forfeiture and other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by the Committee.

2.21. "Restricted Stock Unit" shall mean a right to receive shares of Common Stock in the future, with such right to future delivery of such shares subject to a risk of forfeiture and other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by the Committee.

2.22. "SAR" shall mean a stock appreciation right as described in Section 6.3 hereof.

2.23. "Subsidiary" shall have the meaning set forth for "subsidiary corporation" in Section 424(f) of the Code.

SECTION 3. ELIGIBILITY. Options, SARs and Awards may be granted to any Employee. The Committee shall have the sole authority to select the persons to whom Options, SARs and Awards are to be granted hereunder and to determine whether a person is to be granted an ISO, a Non-Qualified Option, a SAR, an Award or any combination thereof. No person shall have any right to participate in the Plan; provided, however, all Employees, as such term is used in Section 16.2.1 shall be eligible to participate in the Employee Stock Purchase Plan. Any person selected by the Committee for participation during any one period shall not by virtue of such participation have the right to be selected as a Participant for any other period. Any Participant may hold at any time more than one (1) Option, Award or SAR, but only upon such terms as provided hereunder and any agreement evidencing such Options, Awards or SARs. Neither the Company nor the Committee is obligated to treat Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Participants who receive, or are eligible to receive, Options, SARs and Awards (whether or not said Participants are similarly situated).

SECTION 4. COMMON STOCK SUBJECT TO THE PLAN.

4.1. Number. Subject to Section 7.1, the maximum number of shares of Common Stock that may be delivered to Participants and their beneficiaries and for which Options, may be granted under the Plan shall be equal to the sum of 1,125,000 shares of Common Stock, such limitation shall not include the separately stated maximum number of shares of Common Stock set forth in Section 17.10 with respect to the Employee Stock Purchase Plan. No person may receive Options, SARs or any combination of either during any 12-month period to purchase or representing more than 500,000 shares of Common Stock.

4.2. Terminated/Reacquired Options. The shares of Common Stock that may be delivered to Participants may be either authorized and unissued shares or shares reacquired at any time and now or hereafter held as treasury stock as the Committee may determine. In the event any outstanding Option, Award or SAR expires or is terminated for any reason, the shares allocable to the unexercised portion of such Option or not issued pursuant to such expired or terminated Award or SAR shall again become available for issuance pursuant to the Plan. If any shares of Common Stock issued pursuant to the Plan shall have been repurchased or reacquired by the Company, then such shares shall again become available for issuance pursuant to the Plan.

SECTION 5. ADMINISTRATION OF THE PLAN.

5.1. Committee. The Plan shall be administered by the Board or, as directed specifically otherwise herein, by the Committee.

5.2. Options. The Committee shall have the sole authority and discretion under the Plan (i) to select the Employees who are to be granted Options, Awards, and SARs hereunder; (ii) to designate whether an Employee is to be granted an ISO, a Non-Qualified Option, an Award, or a SAR; (iii) to establish the number of shares of Common Stock that may be issued upon the exercise of each Option or in settlement of a SAR or an Award; (iv) to determine the time and the conditions subject to which Options and SARs may be exercised in whole or in part; (v) to determine the form of the consideration that may be used to purchase shares of Common Stock upon exercise of any Option (including the circumstances under which the Company's issued and outstanding shares of Common Stock may be used by a Participant to exercise an Option); (vi) to provide financing, upon such terms and conditions as the Committee shall determine and in keeping with the provisions of Section 6.6 hereof, to Participants for the purchase of Common Stock upon the exercise of Options granted hereunder; (vii) to impose restrictions, conditions, or both with respect to shares of Common Stock acquired upon exercise of an Option or issued in settlement of a SAR or an Award; (viii) to determine the circumstances under which shares of Common Stock acquired upon exercise of any Option or in settlement of a SAR or an Award may be subject to repurchase by the Company; (ix) to determine the circumstances and conditions subject to which shares acquired upon exercise of an Option or in settlement of a SAR or an Award may be sold or otherwise transferred, including, without limitation, the circumstances and conditions subject to which a proposed sale of shares of Common Stock acquired upon exercise of an Option or in settlement of a SAR or an Award may be subject to the Company's right of first refusal (as well as the terms and conditions of any such right of first refusal); (x) to establish vesting provisions for any Option, Award, or SAR relating to the time (or the circumstance) when the Option, Award, or SAR may be exercised by a Participant, including vesting provisions that may be contingent upon the Company meeting specified financial goals; (xi) to accelerate the time when outstanding Options may be exercised; and (xii) to establish any other terms, restrictions and conditions applicable to any Option, Award, or SAR not inconsistent with the provisions of the Plan, and, with respect to ISOs, not inconsistent with the provisions of Code Section 422.

5.3. Plan Interpretation. The Committee shall be authorized to interpret the Plan and any Option, Award or SAR granted hereunder and may, from time to time, adopt such rules and regulations, not inconsistent with the provisions of the Plan, as it may deem advisable to carry out the purpose of the Plan.

5.4. Committee Interpretations Conclusive. The interpretation and construction by the Committee of any provision of the Plan, any Option, Award or SAR granted hereunder or any agreement evidencing any such Option, Award or

SAR shall be final and conclusive upon all parties, except as may otherwise be determined by the Board of Directors.

5.5. Committee Voting. Subject to Section 5.7 hereof, directors of the Company (or members of the Committee) who are either eligible to receive Options, Awards or SARs hereunder, or to whom Options, Awards or SARs have been granted hereunder, may vote on any matter affecting the administration of the Plan or the granting of Options, Awards or SARs under the Plan; provided, however, that no director (or member of the Committee) shall vote upon the granting of an Option, Award or SAR to himself, but any such director (or Committee member) may be counted in determining the existence of a quorum at any meeting of the Board of Directors (or the Committee) at which the Plan is administered or action is taken with respect to the granting of any Option, Award or SAR.

5.6. Committee Exculpation. All expenses and liabilities incurred by the Committee in the administration of the Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants or other persons in connection with the administration of the Plan. The Company, and its officers and directors, shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee or Board of Directors shall be liable for any action, determination or interpretation taken or made in good faith with respect to the Plan or any Option, Award or SAR granted hereunder.

5.7. Granting of Options and SARs to Directors and Officers. Administrative discretion regarding the selection of any Employee to whom Options, Awards and SARs may be granted pursuant to this Plan, or the determination of the number of shares of Common Stock that may be allocated to such Options, Awards or SARs and the terms thereof, shall be exercised in the following manner: (i) approval in advance by the full Board of Directors; or (ii) approval in advance by a committee that is composed solely of two or more "Non-Employee Directors," as such term is defined under Rule 16b-3 ("Rule 16b-3") promulgated under the Securities Exchange Act of 1934; or (iii) approval in advance by a majority of the Company's shareholders in accordance with Rule 16b-3; or (iv) ratification by a majority of the Company's shareholders no later than the next annual shareholder meeting; or (v) the officer, employee or director retains the issuer equity securities for a period of six (6) months following their acquisition in accordance with Rule 16b-3.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS, SARS AND AWARDS.

6.1. ISOs. The terms and conditions of each ISO granted under the Plan shall be specified by the Committee, shall be set forth in a written ISO agreement between the Company and the Participant in such form as the Committee shall approve, and shall be clearly identified therein as an ISO. The terms and conditions of each ISO shall be such that each ISO issued hereunder shall constitute and be treated as an "incentive stock option" as defined in Section 422 of the Code.

The terms and conditions of any ISO granted hereunder need not be identical to those of any other ISO granted hereunder. Notwithstanding the above, the terms and conditions of each ISO shall include the following:

6.1.1. The exercise price shall not be less than one hundred percent (100%) (or one hundred ten percent (110%) in the case of an Employee referred to in Section 6.1.3 hereof) of the Fair Market Value of the shares of Common Stock subject to the ISO on the date the ISO is granted, but in no event shall the option price be less than the par value of such shares, which price shall be payable in U.S. dollars upon the exercise of such ISO and paid, except as otherwise provided in Section 6.6, in cash or by check immediately upon exercise.

6.1.2. The Committee shall fix the term of all ISOs granted pursuant to the Plan, including the date on which such ISO shall expire and terminate; provided, however, that such term shall in no event exceed ten (10) years from the date on which such ISO is granted (or, in the case of an ISO granted to an Employee referred to in Section 6.1.3 hereof, such term shall in no event exceed five (5) years from the date on which such ISO is granted). Each ISO shall be exercisable in such amount or amounts, under such conditions and at such times or intervals or in such installments as shall be determined by the Committee in its sole discretion. The Committee may provide that in the event such Employee holding the ISO shall cease to be an Employee as defined in Section 422 of the Code, such option may remain outstanding, but shall be automatically converted into a Non-Qualified Stock Option.

6.1.3. An ISO shall not be granted to an Employee who, at the time the ISO is granted, owns (actually or constructively under the provisions of Code Section 424(d)) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or Subsidiary of the Company (taking into account the attribution rules of Code Section 424), unless the exercise price is at least one hundred ten percent (110%) of the Fair Market Value (determined as of the time the ISO is granted) of the shares of Common Stock subject to the ISO and the ISO by its terms is not exercisable more than five (5) years from the date it is granted. Notwithstanding any other provision of the Plan, the provisions of this Section 6.1.3 shall not apply, or be construed to apply, to any Non-Qualified Option or SAR granted under the Plan.

6.1.4. In the event the Company or any Subsidiary of the Company is required to withhold any Federal, state or local taxes in respect of any compensation income realized by the Participant as a result of any "disqualifying disposition," as defined in Code Section 421(b), of any shares of Common Stock acquired upon exercise of an ISO granted hereunder, the Company shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such Federal, state or local taxes required to be so withheld or, if such payments are insufficient to satisfy such Federal, state or local taxes, or if no such payments are due or to become due to such Participant, then such Participant shall be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. All matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Committee in its sole discretion.

6.1.5 If upon the exercise of one or more Options granted pursuant to this or any other plan of the Company or any Subsidiary of the Company that are designated as ISOs upon the grant thereof, a portion of such exercised Options are not treated as ISOs pursuant to Code Section 422(d), which sets a limit upon the aggregate Fair Market Value (determined at the time the ISOs are granted) of stock subject to ISOs that may become exercisable by the optionee thereof for the first time during any calendar year, then the Company shall issue one or more certificates evidencing the Common Stock acquired pursuant to the exercise of ISOs and one or more certificates evidencing the Common Stock acquired pursuant to the exercise of Options not treated as ISOs in accordance with Code Section 422 and shall so identify such certificates in the Company's stock transfer records.

6.1.6. Following a transfer of stock to a Participant pursuant to such Participant's exercise of an ISO, the Company or any Subsidiary of the Company shall (on or before January 31 of the calendar year following the year of such transfer) furnish to such Participant the written statement prescribed by Code Section 6039 and the Regulations promulgated thereunder.

6.2. Non-Qualified Options. The terms and conditions of each Non-Qualified Option granted under the Plan shall be specified by the Committee, in its sole discretion, shall be set forth in a written option agreement between the Company and the Participant in such form as the Committee shall approve, and shall be clearly identified therein as a Non-Qualified Option. The terms and conditions of each Non-Qualified Option shall be such that each Non-Qualified Option granted hereunder shall not constitute or be treated as an "incentive stock option," as such phrase is defined in Code Section 422, and will be a "non-qualified stock option" for Federal income tax purposes to which Code Section 421 does not apply. The terms and conditions of any Non-Qualified Option granted hereunder need not be identical to those of any other Non-Qualified Option granted hereunder. Notwithstanding the above, the terms and conditions of each Non-Qualified Option shall include the following:

6.2.1. The option price shall be as determined by the Committee shall not be less than one hundred percent (100%) of the Fair Market Value, as determined in good faith by the Committee, of the shares of Common Stock subject to the Non-Qualified Option on the date such Non-Qualified Option is granted, nor less than the par value of such shares.

6.2.2. The Committee shall fix the term of all Non-Qualified Options granted pursuant to the Plan (including the date on which such Non-Qualified Option shall expire and terminate). Such term may be more than ten (10) years from the date on which such Non-Qualified Option is granted. Each Non-Qualified Option shall be exercisable in such amount or amounts, under such conditions, and at such times or intervals or in such installments as shall be determined by the Committee in its sole discretion and as set forth in the agreement evidencing such Non-Qualified Stock Option.

6.2.3. In the event the Company, a Subsidiary thereof, or National is required to withhold any Federal, state or local taxes in respect of any compensation income realized by the Participant in respect of a Non-Qualified Option granted hereunder or in respect of any shares of Common Stock acquired upon exercise of a Non-Qualified Option, the Company, a Subsidiary thereof, or National shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such Federal, state or local taxes required to be so withheld or, if such payments are insufficient to satisfy such Federal, state or local taxes, or if no such payments are due or to become due to such Participant, then such Participant shall be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. All matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Committee in its sole discretion.

6.3. SARs. The terms and conditions of each SAR granted under the Plan shall be specified by the Committee, in its sole discretion, shall be set forth in a written agreement between the Company and the Participant in such form as the Committee shall approve, and shall be clearly identified therein as a SAR. The Committee shall have the power to grant, simultaneously with the grant of a Non-Qualified Option or at any other time, stock appreciation rights with respect to that portion of Common Stock as the Committee in its discretion determines. Such rights may be granted separately and exclusively ("Exclusive SARs") or in connection with a Non-Qualified Option ("Attached SARs") at the time of grant of such Non-Qualified Option. Any SAR granted by the Committee shall be done so as to avoid making such SAR subject to Section 409A of the Code, provided, however, that the fact that a SAR may be subject to Section 409A of the Code shall not affect the validity of the grant. The terms and conditions of any SAR granted hereunder need not be identical to those of any other SAR granted hereunder. Notwithstanding the above, the terms and conditions of SARs shall include the following:

6.3.1. Exclusive SARs shall include in their terms the Fair Market Value, for purposes of this Section 6.3, of one (1) share of the Company's Common Stock and shall provide that such SAR shall not be exercisable prior to a date as determined by the Committee.

6.3.2. An Attached SAR may be exercised only to the extent the Non-Qualified Option to which it relates is exercisable.

6.3.3. A SAR shall entitle the holder thereof to exercise such SAR (or any portion thereof), and in the case of an Attached SAR, to surrender simultaneously the Non-Qualified Option (or such portion thereof) to the Company, and to receive from the Company in exchange therefor cash, or its equivalent in shares of Common Stock, or any combination thereof as determined in the sole discretion of the Committee, having an aggregate value equal to the excess of the Fair Market Value of one (1) share of Common Stock at the date of exercise over the Fair Market Value thereof upon the date the SAR exercised was granted, as determined pursuant to Section 6.3.1 above, times the number of SARs exercised or the number of Non-Qualified Options surrendered.

6.3.4. The Committee reserves the right to call for the exercise of a SAR at any time without the approval of the holder of such SAR.

6.3.5. If the Committee elects to pay part or all of the benefit determined in accordance with Section 6.3.3 above in shares of Common Stock, the value of a share of Common Stock for such purpose shall be the Fair Market Value, as determined in accordance with Section 2.12 hereof, on the date of exercise. Provided, however, that fractional shares shall not be delivered under this Section 6.3.5, and in lieu thereof a cash adjustment shall be made.

6.3.6. If a SAR is settled with Common Stock, it shall be a condition to the obligation of the Company, upon settlement of a SAR, that the holder thereof pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold Federal, state or local income or other taxes incurred by reason of the exercise of the SAR. If the amount requested is not paid, the Company may refuse to conclude settlement of the SAR. If a SAR is settled with cash, the Company, a Subsidiary thereof, or National (as applicable) shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such Federal, state or local taxes required to be so withheld or, if such cash is insufficient to satisfy such Federal, state or local taxes, then such Participant shall be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. All matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Committee in its sole discretion.

6.4. Grant of Awards. The Committee is hereby authorized to grant other Awards to such Employees as it, in its discretion, deems advisable. Such other Awards granted may be in the form of Restricted Stock Awards, Restricted Stock Unit Awards, Performance Share Awards, Performance Unit Awards or any combination thereof that the Committee in its discretion deems advisable. Each Award shall be subject to the following:

6.4.1. Any such Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.4.2. Unless otherwise determined by the Committee at the time of grant, a Participant holding Restricted Stock shall be entitled to exercise full voting rights with respect to those Shares during the restriction period.

6.4.3. During the restriction period, a Participant holding Restricted Stock may, if the Committee so determines, be credited with dividends paid with respect to the underlying Common Stock. Such dividends shall be paid to the Participant at times determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. The Committee may provide, in its sole discretion, that such dividends will be treated as performance-based compensation for purposes of Section 162(m), and if it so provides, dividends credited with respect to Restricted Stock shall be treated as if they are a separate Award subject to the requirements of Section 6.4.4 and a Performance Unit Award for purposes of applying the limitations set forth in Section 6.4.4.

6.4.4. The Committee may grant Performance Awards that are intended to be "performance-based compensation" as that term is used in Section 162(m) of the Code and Performance Awards that are not subject to Section 162(m) of the Code. Any such Awards designated as intended to be "performance-based compensation" shall be conditioned on the achievement of one or more performance measures as described below, to the extent required by Section 162(m) of the Code. All Performance Awards shall be granted in compliance with this Section 6.4.4.

6.4.4.1. In the case of Performance Units, the Committee shall also determine a target unit value or a range of unit values for each Award. No performance period shall exceed ten years from the date any Performance Award was granted. The performance goals applicable to a Performance Award grant may be subject to such later revisions as the Committee shall deem appropriate to reflect significant unforeseen events, such as changes in law, accounting practices or unusual or nonrecurring items or occurrences. The Committees' authority to make such adjustments shall be subject to such limitations as the Committee deems appropriate in the case of a Performance Award that is subject to Section 162(m).

6.4.4.2. Performance criteria upon which the payment or vesting of a Performance Award that is intended to satisfy the requirements of Section 162(m) may be based shall be limited to one or more of the following business measures, which may be applied with respect to the Company, any Subsidiary or any business unit, and which may be measured on an absolute or relative to peer-group basis: (i) total shareholder return, (ii) stock price increase, (iii) return on equity, (iv) return on capital, (v) earnings per share, (vi) EBIT (earnings before interest and taxes), (vii) earnings before taxes, and (viii) cash flow (including operating cash flow, free cash flow, discounted cash flow return on investment, and cash flow in excess of costs of capital). In the case of Performance Awards that are not intended to satisfy the requirements of Section 162(m), the Committee shall designate performance criteria from among the foregoing or such other business criteria as it shall determine in its sole discretion.

6.4.4.3. At the end of the performance period, the Committee shall determine the extent to which performance goals have been attained, or a degree of achievement between minimum and maximum levels, in order to establish the level of payment to be made, if any, and shall determine if payment is to be made in the form of cash or shares of Common Stock (valued at their Fair Market Value at the time of payment) or a combination of cash and shares of Common Stock. Payments of Performance Awards, including the issuance of unrestricted shares where appropriate, shall generally be made as soon as practicable following the end of the performance period.

6.4.4.4. In the case of a Performance Award that is intended to satisfy the requirements of Section 162(m), the Committee shall make all determinations necessary to establish the terms of the Award within 90 days of the beginning of the performance period (or such other time period as is required under Section 162(m)), including, without limitation, the designation of the Participant to whom the Performance Award is to be made, the performance criteria or criterion applicable to the Award and the performance goals that relate to such criteria, and the dollar amounts or number of shares of Common Stock payable upon achieving the applicable performance goals. As and to the extent required by Section 162(m), the terms of a Performance Award that is a subject to Section 162(m) must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the Award, and must preclude discretion to increase the amount of compensation payable under the terms of the Award (but may give the Committee discretion to decrease the amount of compensation payable). The maximum amount of compensation that may be payable to a Participant during any one calendar year under all Performance Unit Awards that may be awarded to Participant for such calendar year shall be $5,000,000. The maximum number of Common Stock units that may be subject to a Performance Share Award granted to a Participant during any one calendar year shall be 500,000 share units (subject to adjustment as provided in Section 7 hereof).

6.5. Terms and Conditions Common to All Options, Awards and SARs. All Options, Awards and SARs granted under the Plan shall include the following provisions:

6.5.1. All Options, by their terms, shall not be transferable otherwise than by last will and testament or the laws of descent and distribution; provided, however, Non-Qualified Options, Awards, and SARs may also be transferable to members of the Participant's immediate family (or to one or more trusts for the benefit of such family members or to partnerships or limited liability companies in which such family members or trusts are the only partners or members or to IRS qualified educational, charitable or religious foundations or institutions), if (i) the agreement with respect to which such Option, Award, or SAR relates expressly so provides, and (ii) the Participant does not receive any consideration for the transfer. Any Option, Award, or SAR held by any such transferees would continue to be subject to the same terms and conditions that are applicable to such Options immediately prior to their transfer, including, but not limited to, the Company's right to purchase as set forth in Section 6.5.7. During a Participant's lifetime ISOs shall be exercisable only by the Participant and Non-Qualified Options and SARs may be exercised by the Participant or the appropriate transferee.

6.5.2. Each Option, Award or SAR shall state the number of shares to which it pertains and the requirements and vesting schedule thereof, if any.

6.5.3. Except as otherwise provided in Section 6.5.4 (relating to permanent and total disability), 6.5.5 (relating to death), and 6.5.6 (relating to Detrimental Activity), in the event a Participant shall cease to be employed by the Company, Subsidiary, an Affiliate of the Company, or National on a full-time basis for any reason, the unexercised portion of any Option or SAR held by such Participant at that time may only be exercised within three (3) months after the date on which the Participant ceased to be so employed and only to the extent vested and not previously exercised as of the date the Participant ceased to be so employed; provided that in no event may such Option be exercised beyond the expiration of the term of the Option or SAR.

6.5.4. In the event a Participant shall cease to be employed by the Company, Subsidiary, an Affiliate of the Company, or National on a full-time basis by reason of his "permanent and total disability" (within the meaning of Section 22(e)(3) of the Code), the unexercised portion of any Option or SAR held by such Participant at that time may only be exercised within 180 days after the date on which the Participant ceased to be so employed and only to the extent vested and not previously exercised as of the date the Participant ceased to be so employed; provided that in no event may such Option be exercised beyond the expiration of the term of the Option or SAR.

6.5.5. In the event a Participant shall die while in the full-time employ of the Company, Subsidiary, an Affiliate of the Company, or National, the unexercised portion of any Option or SAR held by such Participant at the time of his death may only be exercised within 180 days after the date of such Participant's death, but only to the extent vested and not previously exercised at the time the Participant's death. In such event, such vested, but unexercised Option or SAR may be exercised by the executor or administrator of the Participant's estate or by any person or persons who shall have acquired the Option or SAR directly from the Participant by last will and testament or the applicable laws of descent and distribution with respect to ISOs and by transfers permitted in Section 6.5.1 with respect to Non-Qualified Options and SARs.

6.5.6. In the event a Participant is terminated from employment with the Company, Subsidiary, an Affiliate of the Company, or National for Detrimental Activity such Participant's right to exercise any Option, Award or SAR granted hereunder, whether vested or non-vested, shall terminate upon notice of discharge.

6.5.7. Notwithstanding anything in the Plan to the contrary, the Committee may grant Options, Awards, and SARs to Employees, as such term is defined in Section 2.9 hereof with respect to Options, Awards, and SARs, that do not include the provisions of Section 6.5.3 through 6.5.7, or that include modified versions thereof, provided the agreement evidencing such Options or SARs reflects such deletions or modifications; provided, further, agreements with respect to ISOs shall include provisions necessary for them to qualify as "incentive stock options" within the meaning of Section 422(b) of the Code.

6.6. Payment of Exercise Price. The payment of the exercise price of an Option granted under this Plan shall be subject to the following:

6.6.1. Subject to the following provisions of this Section 6.6, the full exercise price for shares of Common Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in Section 6.6.3, payment may be made as soon as practicable after the exercise).

6.6.2. The exercise price shall be payable in cash or by tendering, by either actual delivery of shares or by attestation, shares of Common Stock acceptable to the Committee, and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee; provided, unless otherwise determined by the Committee, no shares may be tendered pursuant to this Section 6.6.2 unless such shares have been held by the Participant for six (6) months or more.

6.6.3. The Committee may permit a Participant to elect to pay the exercise price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

6.6.4 The Committee may in its discretion permit a Participant to pay the exercise price by the "net exercise" of such Option. In such case, the Company will not require a cash payment of the exercise price, but will reduce the number of shares of Common Stock issued upon the exercise of such Option by the largest number of whole shares of Common Stock that have a Fair Market Value which does not exceed the aggregate exercise price, including tax withholding, with respect to the portion of such Option that is being exercised. With respect to any remaining balance of the aggregate Option price, the Company shall accept a cash payment. Upon the "net exercise" of an Option (A) shares used to pay the Option price, (B) shares actually delivered to the Option holder as a result of such exercise, and (C) shares withheld for purposes of tax withholding, will no longer be outstanding under such Option (and will therefore no longer be exercisable by the holder).

6.7. Modification of Options. Subject to the terms and conditions and within the limitations of the Plan, and with respect to ISOs as permitted by the Code, the Committee, in its discretion, may modify outstanding Options, Awards and SARs granted under the Plan; provided, however, that no modification of an Option, Award or SAR shall, without the consent of the holder thereof, cause an ISO to become a Non-Qualified Option or, except as otherwise set forth herein, alter or impair any rights or obligations under any Option, Award, or SAR theretofore granted under the Plan. The Committee, in its discretion, may provide in the applicable Option agreement that the Option may be exercised in whole or in part prior to vesting and prior to its expiration; provided the shares so exercised shall be held by the Company until vesting occurs or canceled and the purchase price refunded if employment with the Company, Subsidiaries, Affiliates of the Company, or National and Board membership terminates prior to vesting.

6.8. Fixed Option Grant of Stock Options to Certain Directors. Each Director of the Company who is not an employee of the Company ("Non-Employee Director") shall automatically be granted an Award of five thousand (5,000) shares of Restricted Stock on the date of the first Meeting of Shareholders held in a calendar year. The Award shall be subject to a five year vesting schedule, so that twenty percent (20%) of shares of Restricted Stock subject to such Award shall vest and the restrictions with respect thereto shall lapse on the one year anniversary date of each Award made pursuant to this Section 6.8 and on each succeeding anniversary date thereafter provided that the Director remains a member of the Board on such anniversary date. During the restriction period, a Director holding Restricted Stock shall be credited with dividends paid with respect to the underlying Common Stock. The provisions of this Section 6.8 may not be amended more than once every six (6) months, other than to comply with changes in the Code, ERISA, or rules promulgated thereunder.

6.9. Rights as a Stockholder. Any Participant or transferee of an Option, Award, or SAR granted hereunder shall have no rights as a stockholder of the Company with respect to any shares of Common Stock to which such Option, Award or SAR relates until the date of the issuance of a stock certificate to him for such shares or as provided in Section 6.4. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as otherwise required by Section 7 hereof or as provided in Section 6.4 .

6.10. Other Agreement Provisions. The agreements evidencing Options, Awards and SARs authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of Options or SARs, as the Committee shall deem advisable. Any ISO agreement hereunder shall contain such limitations and restrictions upon the exercise of ISOs as shall be necessary in order that such ISOs will be "incentive stock options" as defined in Section 422 of the Code, or to conform to any change in the law, which provisions shall control any inconsistent or contradictory provision of the Plan.

SECTION 7. ADJUSTMENTS.

7.1. Reorganization, Merger, Recapitalization, Etc. Subject to any required action by the Company's shareholders, in the event that, after the adoption of the Plan by the Board of Directors, the outstanding shares of the Company's Common Stock shall be increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation through reorganization, merger or consolidation, recapitalization, reclassification, stock split, split-up, combination or exchange of shares or declaration of any dividends payable in Common Stock or in any other manner effected without the receipt of consideration by the Company, the Committee shall appropriately adjust (i) the number of shares of Common Stock (and the option price per share) subject to the unexercised portion of any outstanding Option (to the nearest possible full share), provided, however, that the limitations of Sections 422 and 424 of the Code shall apply with respect to adjustments made to ISOs so as not to cause any ISO to cease to qualify as an ISO under Code Section 422, and (ii) the number of shares of Common Stock for which Options may be granted under this Plan, as set forth in Section 4.1 hereof, and such adjustments shall be effective and binding for all purposes of this Plan.

7.2. Effect of a Change in Control. Notwithstanding Section 7.1, in the event of a corporate transaction which constitutes a Change in Control, the Committee, in its sole discretion, and without the consent of any Participant affected thereby, may determine that a payment in cash or other appropriate consideration to be received in such transaction shall be made promptly following the Change in Control in lieu of all or any portion of vested Options, SARs and Awards granted under this Plan. The amount payable for each such vested Option, SAR or Award shall be determined in good faith by the Committee in a manner which will preserve the intrinsic value of such Option, SAR, or Award as of the consummation of such transaction; provided, however, certain Options, SARs, or Awards, such as an Option which has an exercise price which is less than Fair Market Value of a share of Common Stock as of the consummation of such transaction or a SAR which has a base value which is less than the Fair Market Value of a share of Common Stock as of the consummation of such transaction, have no economic value and may be canceled without payment. After such a determination by the Committee, each Option, SAR and Award granted hereunder, whether vested or unvested, shall terminate and the Participant shall have no further rights thereunder except the right to receive the payment provided under this Section 7.2, if any.

7.3. Acceleration of Vesting. A Change in Control shall cause the vesting date of each outstanding Option, SAR or Award (excluding Performance Awards) to accelerate and be exercisable within sixty (60) days prior to such occurrence in whole or in part, and each outstanding Performance Award shall vest upon the Change in Control and such Performance Award shall be treated as vested for purposes of Section 7.2.

7.4. Limited Rights Upon Company's Restructure. Except as herein before expressly provided in this Section 7, a holder of an Option, Award or a SAR shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation, or spin-off of assets or stock of another corporation, and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option, Award or SAR granted hereunder.

7.5. Effect of Options and SARs on Company's Capital and Business Structure. The grant of an Option, Award or a SAR pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

SECTION 8. EFFECT OF THE PLAN ON EMPLOYMENT RELATIONSHIP. Neither the Plan nor any Option, Award or SAR granted hereunder to an Employee shall be construed as conferring upon such Participant any right to continue in the employ of the Company or the service of the Company or any Subsidiary, as the case may be, or limit in any respect the right of the Company or any Subsidiary to terminate such Participant's employment or other relationship with the Company or any Subsidiary, as the case may be, at any time.

SECTION 9. AMENDMENT OF THE PLAN. The Board of Directors may, as permitted by law, amend the Plan from time to time as it deems desirable; provided, however, that, without the approval of the holders of a majority of the outstanding Common Stock of the Company entitled to vote thereon at a shareholders' meeting, the Board of Directors may not amend the Plan to (i) increase (except for increases due to adjustments in accordance with Section 7 hereof) the aggregate number of shares of Common Stock which may be issued under the Plan, (ii) increase the benefits accruing to a Participant under this Plan, including any decrease in the minimum exercise price specified by the Plan in respect of ISOs, (iii) change the class of Employees eligible to receive Options, Awards, or SARs under the Plan, or (iv) make any other revision to the Plan as it relates to ISOs that requires shareholder approval under the Code. Notwithstanding any other provision of the Plan, shareholder approval of amendments to the Plan need not be obtained if such approval is not required under Rule 16b-3 (to the extent applicable to the Company) as of the effective date of such amendments, with respect to ISOs, if such approval is not required under Section 422 of the Code, and with respect to any Performance Awards, if such approval is not required under Section 162(m).

SECTION 10. COMPLIANCE WITH RULE 16B-3 AND CODE SECTION 422. The Company shall use its best efforts to maintain the Plan, and to assure the Options, Awards and SARs are granted and exercised under the Plan, in accordance with Rule 16b-3 (to the extent Rule 16b-3 could be applicable to any transaction in securities arising in connection with the Plan), and with respect to ISOs, Code Section 422, as said Rule 16b-3 and Code Section 422 may be amended from time to time, and any and all successor statutes and regulations thereof, including without limitation, the seeking of any appropriate amendments to the Plan and all requisite approvals and consents of such amendments; provided, however, that except as otherwise set forth in the Plan, the Company shall take no action that adversely affects Options, Awards or SARs then outstanding under the Plan without the prior written consent of the holders of such Options, Awards or SARs.

SECTION 11. INVESTMENT PURPOSE. Each Option, Award and SAR under the Plan shall be granted on the condition that the purchases of stock thereunder shall be for investment purposes, and not with a view to resale or distribution, except that in the event the stock subject to such Option, Award or SAR is registered under the Securities Act of 1933, as amended, or in the event a resale of such stock without such registration would otherwise be permissible under applicable laws, rules and regulations. Such condition shall be inoperative if, in the opinion of counsel for the Company, such condition is not required under the Securities Act of 1933 or any other applicable law, regulation, or rule of any governmental agency.

SECTION 12. INDEMNIFICATION OF COMMITTEE. In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option, Award or SAR granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for negligence or misconduct in the performance of his duties; provided that within sixty (60) days after institution of any such action, suit or proceeding, a Committee member shall in writing offer the Company the opportunity, at its expense, to handle and defend the same.

SECTION 13. TERMINATION OF THE PLAN. The Board of Directors may terminate the Plan at any time. No Option may be granted hereunder after termination of the Plan. The termination or amendment of the Plan shall not alter or impair any rights or obligations under any Option, Award or SAR theretofore granted under the Plan.

SECTION 14. APPLICATION OF FUNDS. The proceeds received by the Company from the sale of Common Stock pursuant to Options granted hereunder shall be used for general corporate purposes.

SECTION 15. NO OBLIGATION TO EXERCISE OPTION OR SAR. The granting of an Option or SAR hereunder shall impose no obligation upon the Participant to exercise such Option or SAR.

SECTION 16. EMPLOYEE STOCK PURCHASE PLAN (ESPP).

16.1. Definitions. As used in Sections 16 and 17, the following words and phrases shall have the meanings below, unless a different meaning is plainly required by the context:

16.1.1. The term "Closing Price" shall mean the fair market value of a share of the Company's Common Stock determined by applying the rules set forth in Section 2.12 above.

16.1.2. The term "Contribution Account" shall mean the account established on behalf of an Employee Member to which shall be credited the amount of the Employee Member's contribution.

16.1.3. The term "Employee" shall mean any person who, at the time an option under this Employee Stock Purchase Plan is granted to such person, is an "employee" of the Employer, as such term is used in Section 423 of the Code and described in Regulations Section 1.421-1(h)(1).

16.1.4. The term "Employee Member" shall mean any Employee of the Employer who has met the conditions and provisions for becoming an Employee Member as provided herein.

16.1.5. The term "Employer" shall mean the Company and any corporation during any period in which such corporation is a "subsidiary corporation" as that term is defined in Section 424(f) of the Code with respect to the Company that the Committee designates to be subject to this Employee Stock Purchase Plan.

16.1.6. The term "Exercise Date" shall mean the last trading date on the NYSE-Amex Stock Exchange (or successor exchange) in the Plan Year.

16.1.7. The term "Grant Date" shall mean the first NYSE-Amex Stock Exchange (or successor exchange) trading date of the Plan Year.

16.1.8. The term "Issue Price" shall mean a price per share of Common Stock as determined by the Board, but not less than eighty-five percent (85%) of the lower of the Closing Price of the shares on either the Grant Date or the Exercise Date as determined on the Exercise Date.

16.1.9. The term "Member's Contribution Rate" shall be an exact number of dollars elected by the Employee Member to contribute by regular payroll deductions to their Contribution Account.

16.1.10. The term "Plan Year" shall mean a twelve (12) month period beginning on the first day of January and ending on the last day of December.

16.2. Membership in Employee Stock Purchase Plan.

16.2.1. Each Employee shall become eligible to participate in the Employee Stock Purchase Plan upon his or her date of employment.

Options under this Employee Stock Purchase Plan may be granted only to Employees of the Employer.

16.2.2. Each Employee who becomes eligible to participate in the Employee Stock Purchase Plan shall be furnished a summary of the Employee Stock Purchase Plan and a Request for Participation form. If such Employee elects to participate hereunder, said Employee shall complete such form and file it with the Employee's Employer in accordance with procedures established by the Board (or its designee under Section 17) and will thereby become an Employee Member. The completed Request for Participation form shall indicate the amount of Employee contribution or purchase amount authorized by the Employee Member.

16.2.3. Upon becoming an Employee Member, said Employee Member shall be bound by the terms of this Employee Stock Purchase Plan and the other applicable provisions of the Plan, including any amendments hereto.

16.3. Issuance of Stock Purchase Plan Rights.

16.3.1. In order to participate in this Employee Stock Purchase Plan an Employee must authorize Employer to deduct through payroll deduction an exact number of dollars per pay period, but not less than $10.00 per pay period or more than the payment to the employee that pay period. Such Employee authorization shall be in writing and on such forms as provided by the Company. Such deductions shall begin as of the first pay period after receipt of the Request for Participation form at the corporate offices, but no later than March 31 in any Plan Year, unless extended by the Board. No interest shall accrue on any amounts withheld under this Employee Stock Purchase Plan.

16.3.1.1. The Employee Member's Contribution Rate, once established, shall remain in effect for all Plan Years unless changed by the Employee Member in writing on such forms as provided by the Company and filed with the Company.

16.3.1.2. At any time during the Plan Year, an Employee Member may notify the Company that such Employee Member wishes to discontinue contributions. This notice shall be in writing and on such forms as provided by the Company and shall become effective as of a date not more than thirty (30) days following its receipt by the Company. Upon such discontinuance, the Employee Member may not again elect to make contributions to the Plan for the remainder of the Plan Year, and all contributions previously made shall be used to purchase shares of Common Stock pursuant to the Plan in accordance with Section 16.3.3 unless withdrawn by the Employee Member pursuant to Section 16.3.1.3.

16.3.1.3. An Employee Member may elect to withdraw some or all of said Employee Member's contributions once at any time during the Plan Year without being terminated from the Plan. However, if contributions are withdrawn a second time during the Plan Year, no further contributions will be permitted during that Plan Year by that Employee Member.

16.3.2. If the total number of shares of Common Stock to be purchased hereunder by all Employee Members exceeds the number of shares authorized under the Plan, a pro-rata allocation of the available shares will be made among all Employee Members authorizing such payroll deductions based on the amount in their respective Contribution Account on the Exercise Date.

16.3.3. On each Exercise Date the Employee Member's Contribution Account shall be used to purchase the maximum number of whole shares of Common Stock determined by dividing the Issue Price into the Member's Contribution Account. Any money remaining in an Employee Member's Contribution Account may be returned to the Employee Member if requested. If such return is not requested, the balance will remain in the Contribution Account to be used in the next Plan Year along with new contributions in the new Plan Year. All rights or options under this Employee Stock Purchase Plan shall be subject to such amendment or modification as the Company shall deem necessary to comply with any applicable law, and shall contain such other provisions as the Company shall deem necessary to comply with any applicable law, and shall contain such other provisions as the Company shall from time to time approve and deem necessary.

16.3.4. In no event may an Employee Member:

(i) Be granted an option under this Employee Stock Purchase Plan which permits such Employee's rights to purchase Common Stock under all employee stock purchase plans of the Employer to accrue at a rate which exceeds $25,000 of Fair Market Value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time consistent with Section 423(b)(8) of the Code and the Regulations promulgated thereunder;

(ii) Receive an option under this Employee Stock Purchase Plan if he or she would beneficially own, immediately after the option is granted, 5% or more of the total combined voting power or value of all outstanding common stock of the Employer and, for purposes of this clause (ii) the rules of Section 424(d) of the Code shall apply in determining the stock ownership of an individual and stock which the Employee may purchase under outstanding options shall be treated as stock owned by the Employee; or

(iii) Transfer or otherwise alienate any option granted to him or her under this Employee Stock Purchase Plan other than by will or the laws of intestate succession.

16.3.5. The Company certificates representing shares of Common Stock purchased through the exercise of the option granted under this Employee Stock Purchase Plan shall be issued as soon as practical after the date of such exercise. Notwithstanding the foregoing, shares purchased through the Employee Stock Purchase Plan, may be held electronically by an uncertificated book-entry by the Company's transfer agent.

16.3.6. Any Employee whose employment with the Employer is terminated for any reason except death and retirement during the Plan Year shall cease to be an Employee Member immediately. The balance of the Member's Contribution Account shall be paid to such Employee Member, or his legal representative, as soon as practical after termination. Any options granted to such Employee Member shall be deemed null and void.

16.3.7. If an Employee Member shall die during a Plan Year, no further contributions on behalf of the deceased Employee Member shall be made. The executor or legal representative of the deceased Employee Member may elect to withdraw the balance in said Employee Member's Contribution Account by notifying the Employer in writing. In the event no election to withdraw has been made, the balance accumulated in the deceased Employee Member's Contribution Account shall be used to purchase shares in accordance with this Employee Stock Purchase Plan.

16.3.8. If an Employee Member shall retire during a Plan Year, no further contributions on behalf of the retired Employee Member shall be made. The Employee Member may elect to withdraw the balance in said Employee Member's Contribution Account by notifying the Employer in writing. In the event no election to withdraw has been made, the balance accumulated in the retired Employee Member's Contribution Account shall be used to purchase shares in accordance with this Section 16.

SECTION 17. MISCELLANEOUS PROVISIONS OF THE ESPP.

17.1. <u>Administration of ESPP</u>. The Board or any person delegated such authority by the Board shall administer the Employee Stock Purchase Plan and keep records of individual Employee Member benefits. The Board shall administer the ESPP provided in Sections 16 and 17 in such a manner as to qualify it as an "employee stock purchase plan" intended to satisfy the requirements of Section 423 of the Code (although the Company makes no undertaking nor representation to obtain or maintain qualification under Section 423). The Board shall interpret the Employee Stock Purchase Plan and shall determine all questions arising in the administration, interpretation and application of the Employee Stock Purchase Plan, and all such determinations by the Board shall be conclusive and binding on all persons.

17.2. Limitation of Benefit. Each Employee Member, former Employee Member, or any other person who shall claim the right or benefit under this Employee Stock Purchase Plan, shall be entitled only to look to the Company for such benefit.

17.3. Amendment of ESPP. The Board may at any time or from time to time, amend the Employee Stock Purchase Plan in any respect or terminate same; provided, however, that, without the approval of the holders of a majority of the outstanding Common Stock of the Company entitled to vote thereon at a shareholders' meeting, the Board of Directors may not amend the Employee Stock Purchase Plan to increase (except for increases due to adjustments in accordance with Section 7 hereof) the aggregate number of shares of Common Stock which may be issued under the Employee Stock Purchase Plan or change the class of Employees eligible to participate in this Employee Stock Purchase Plan. This Employee Stock Purchase Plan will be suspended in the event a tender offer is made to the shareholders of the Company. The Board's determination that such an offer has been made shall be conclusive. No contributions will be accepted and all Contribution Account balances will be refunded to Employee Members. This Employee Stock Purchase Plan may thereafter be reactivated by Board action at any time.

17.4. Expenses. The Company will pay all expenses of administering this Employee Stock Purchase Plan that may arise in connection with this Employee Stock Purchase Plan.

17.5. Rules, Regulations and Procedures. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Employee Stock Purchase Plan that are not covered in this Employee Stock Purchase Plan shall be promulgated and adopted by the Board.

17.6. Transferability. The option rights under this Employee Stock Purchase Plan are not subject to assignment or alienation. If an Employee Member attempts such assignment, transfer or alienation, the Company shall disregard that action.

17.7. No Right to Employment/Contract. This Employee Stock Purchase Plan will not be deemed to constitute a contract between an Employer and any Employee Member or to be a consideration or an inducement for the employment of any Employee Member or Employee. Nothing contained in this Employee Stock Purchase Plan shall be deemed to give any Employee Member or Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Employee Member or Employee at any time regardless of the effect which such discharge shall have upon said Employee Member or Employee as an Employee Member of the Plan.

17.8. Indemnification. No liability whatever shall attach to or be incurred by any past, present or future shareholders, officers or directors, as such, of the Employer or its affiliates, under or by reason of any of the terms, conditions or agreements contained in this Employee Stock Purchase Plan or implied therefrom, and any and all liabilities of, and any and all rights and claims against the Employer or its affiliates, or any shareholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Employee Stock Purchase Plan, are hereby expressly waived and released by every Employee Member, as a part of the consideration for any benefits by the Employers under this Employee Stock Purchase Plan.

17.9. Approvals. The Company's obligation to sell and deliver shares under the Employee Stock Purchase Plan is at all times subject to all approvals of any governmental authorities required in connection with the authorization, issuance, sale or delivery of such securities.

17.10. Maximum Number of Shares. Subject to Section 7.1, the maximum number of shares of Common Stock that may be issued with respect to options granted under the Employee Stock Purchase Plan shall be equal to the sum of 75,000 shares of Common Stock.

SECTION 18. NON-STATUTORY STOCK PURCHASE PLAN.

18.1. Definitions. As used in Sections 18 and 19, the following words and phrases shall have the meanings below, unless a different meaning is plainly required by the context:

18.1.1. The term "Closing Price" shall mean the fair market value of a share of the Company's Common Stock determined by applying the rules set forth in Section 2.12 above.

18.1.2. The term "Contribution Account" shall mean the account established on behalf of a Non-Qualified Member to which shall be credited the amount of the Non-Qualified Member's contribution.

18.1.3. The term "Non-Qualified Member" shall mean any Employee of the Employer or an Affiliate who does not meet the requirements of Section 423 of the Code to participate in the statutory plan provided in Sections 16 and 17 above and has met the conditions and provisions for becoming a Non-Qualified Member as provided herein.

18.1.4. The term "Employer" shall mean National HealthCare Corporation and its Service Agreement provider, National Health

Corporation, their successors and assigns, and any subsidiaries, divisions or Affiliates authorized by the Board to participate in the Non-Statutory Stock Purchase Plan with respect to their Employees.

18.1.5. The term "Exercise Date" shall mean the last trading date on the NYSE-Amex Stock Exchange (or successor exchange) in the Plan Year.

18.1.6. The term "Grant Date" shall mean the first NYSE-Amex Stock Exchange (or successor exchange) trading date of the Plan Year.

18.1.7. The term "Issue Price" shall mean a price per share of Common Stock as determined by the Board, but not less than eighty-five percent (85%) of the lower of the Closing Price of the shares on either the Grant Date or the Exercise Date as determined on the Exercise Date. Notwithstanding any provision of this Section 18 to the contrary, any provision of this Non-Statutory Stock Purchase Plan as set forth in this Section 18 that would provide a Participant with any deferred compensation as defined by Section 409A of the Code shall be void. Therefore, all stock options granted pursuant to this Section 18 shall be issued and exercised within the same calendar year."

18.1.8. The term "Non-Qualified Member's Contribution Rate" shall be an exact number of dollars elected by the Non-Qualified Member to contribute by regular payroll deductions to their Contribution Account.

18.1.9. The term "Plan Year" shall mean a twelve (12) month period beginning on the first day of January and ending on the last day of December.

18.2. <u>Membership in Non-Statutory Stock Purchase Plan</u>.

18.2.1. The Board of Directors shall determine which of the Employees of the Employer (as Employer is defined in this Section 18) who do not meet the requirements to participate in the ESPP provided in Section 16 shall become eligible to participate in the Non-Statutory Stock Purchase Plan.

18.2.2. Each Employee who the Board of Directors determined is eligible to participate shall be furnished a summary of the Non-Statutory Stock Purchase Plan and a Request for Participation form. If such Employee elects to participate hereunder, said Employee shall complete such form and file it with the Employee's Employer and will thereby become a Non-Qualified Member. The completed Request for Participation form shall indicate the amount of Employee contribution or purchase amount authorized by the Non-Qualified Member.

18.2.3. Upon becoming a Non-Qualified Member, said Employee Member shall be bound by the terms of this Non-Statutory Stock Purchase Plan and the other applicable provisions of the Plan, including any amendments hereto.

18.3. Issuance of Stock Purchase Plan Rights.

18.3.1. In order to participate in this Non-Statutory Stock Purchase Plan an Employee must authorize Employer to deduct through payroll deduction an exact number of dollars per pay period, but not less than $10.00 per pay period or more than the payment to the Employee that pay period. Such Employee authorization shall be in writing and on such forms as provided by the Company. Such deductions shall begin as of the first pay period after receipt of the Request for Participation form at the corporate offices, but no later than March 31 in any Plan Year, unless extended by the Board. No interest shall accrue on any amounts withheld under this Non-Statutory Stock Purchase Plan.

18.3.1.1. The Non-Qualified Member's Contribution Rate, once established, shall remain in effect for all Plan Years unless changed by the Non-Qualified Member in writing on such forms as provided by the Company and filed with the Company.

18.3.1.2. At any time during the Plan Year, a Non-Qualified Member may notify the Company that said Non-Qualified Member wishes to discontinue contributions. This notice shall be in writing and on such forms as provided by the Company and shall become effective as of a date not more than thirty (30) days following its receipt by the Company. Upon such discontinuance, the Non-Qualified Member may not again elect to make contributions to the Plan for the remainder of the Plan Year, and all contributions previously made shall be used to purchase shares of Common Stock pursuant to the Plan in accordance with Section 18.3.3 unless withdrawn by the Non-Qualified Member pursuant to Section 18.3.1.3.

18.3.1.3. A Non-Qualified Member may elect to withdraw some or all of said Non-Qualified Member's contributions once at any time during the Plan Year without being terminated from the Plan. However, if contributions are withdrawn a second time during the Plan Year, no further contributions will be permitted during that Plan Year by that Non-Qualified Member.

18.3.2. If the total number of shares of Common Stock to be purchased hereunder by all Non-Qualified Members exceeds the number of shares authorized under the Plan, a pro-rata allocation of the available shares will be made among all Non-Qualified Members authorizing such payroll deductions based on the amount in their respective Contribution Account on the Exercise Date.

18.3.3. On each Exercise Date the Non-Qualified Member's Contribution Account shall be used to purchase the maximum number of whole shares of Common Stock determined by dividing the Issue Price into the Member's Contribution Account. Any money remaining in a Non-Qualified Member's Contribution Account may be returned to the Non-Qualified Member if requested. If such return is not requested, the balance will remain in the Contribution Account to be used in the next Plan Year along with new contributions in the new Plan Year. All rights or options under this Non-Statutory Stock Purchase Plan shall be subject to such amendment or modification as the Company shall deem necessary to comply with any applicable law or regulation, and shall contain such other provisions as the Company shall deem necessary to comply with any applicable law or regulation, and shall contain such other provisions as the Company shall from time to time approve and deem necessary.

18.3.4. In no event may a Non-Qualified Member:

(i) Be granted an option under this Non-Statutory Stock Purchase Plan which permits such Employee's rights to purchase Common Stock under all employee stock purchase plans of the Employer to accrue at a rate which exceeds $25,000 of fair market value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time; or

(ii) Transfer or otherwise alienate any option granted to him/her under this Non-Statutory Stock Purchase Plan other than by will or the laws of intestate succession.

18.3.5. The Company certificates representing shares of Common Stock purchased through the exercise of the option granted under this Non-Statutory Stock Purchase Plan shall be issued as soon as practical after the date of such exercise. Notwithstanding the foregoing, shares purchased through the Non-Statutory Stock Purchase Plan, may be held electronically by an uncertificated book-entry by the Company's transfer agent.

18.3.6. Any Non-Qualified Member whose employment with the Employer (as Employer is defined in this Section 18) is terminated for any reason except death and retirement during the Plan Year shall cease to be a Non-Qualified Member immediately. The balance of the Member's Contribution Account shall be paid to such Non-Qualified Member, or his legal representative, as soon as practical after termination. Any options granted to such Non-Qualified Member shall be deemed null and void.

18.3.7. If a Non-Qualified Member shall die during a Plan Year, no further contributions on behalf of the deceased Non-Qualified Member shall be made. The executor or legal representative of the deceased Non-Qualified Member may elect to withdraw the balance in said Member's Contribution Account by notifying the Employer in writing. In the event no election to withdraw has been made, the balance accumulated in the deceased Member's Contribution Account shall be used to purchase shares in accordance with this Non-Statutory Stock Purchase Plan.

18.3.8. If a Non-Qualified Member shall retire during a Plan Year, no further contributions on behalf of the retired Non-Qualified Member shall be made. The Non-Qualified Member may elect to withdraw the balance in said Non-Qualified Member's Contribution Account by notifying the Employer in writing. In the event no election to withdraw has been made, the balance accumulated in the retired Member's Contribution Account shall be used to purchase shares in accordance with this Section 18.

SECTION 19. MISCELLANEOUS PROVISIONS OF THE NON-STATUTORY STOCK PURCHASE PLAN.

19.1. Administration of Non-Statutory Stock Purchase Plan. The Board or any person delegated such authority by the Board shall administer the Non-Statutory Stock Purchase Plan and keep records of individual Non-Qualified Member benefits. The Board shall administer the Non-Statutory Stock Purchase Program provided in Sections 18 and 19 as a non-statutory plan, which is not intended to satisfy the requirements of Section 423 of the Code. The Board shall determine all questions arising in the administration, interpretation and application of the Non-Statutory Stock Purchase Plan, and all such determinations by the Board shall be conclusive and binding on all persons.

19.2. Limitation of Benefit. Each Non-Qualified Member, former Non-Qualified Member, or any other person who shall claim the right or benefit under this Non-Statutory Stock Purchase Plan, shall be entitled only to look to the Company for such benefit.

19.3. Amendment of Non-Statutory Stock Purchase Plan. The Board may at any time or from time to time, amend the Non-Statutory Stock Purchase Plan in any respect or terminate same. This Non-Statutory Employee Stock Purchase Plan will be suspended in the event a "tender offer" is made to the shareholders of the Company. The Board's determination that such an offer has been made shall be conclusive. No contributions will be accepted and all Contribution Account balances will be refunded to Non-Qualified Members. This Non-Statutory Stock Purchase Plan may thereafter be reactivated by Board action at any time.

19.4. Expenses. The Company will pay all expenses of administering this Non-Statutory Stock Purchase Plan that may arise in connection with this Non-Statutory Stock Purchase Plan.

19.5. Rules, Regulations and Procedures. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Non-Statutory Stock Purchase Plan that are not covered in this Non-Statutory Stock Purchase Plan shall be promulgated and adopted by the Board.

19.6. Transferability. The option rights under this Non-Statutory Stock Purchase Plan are not subject to assignment or alienation. If a Non-Qualified Member attempts such assignment, transfer or alienation, the Company shall disregard that action.

19.7. No Right to Employment/Contract. This Non-Statutory Stock Purchase Plan will not be deemed to constitute a contract between an Employer and any Non-Qualified Member or to be a consideration or an inducement for the employment of any Non-Qualified Member or Employee. Nothing contained in this Non-Statutory Stock Purchase Plan shall be deemed to give any Non-Qualified Member or Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Non-Qualified Member or Employee at any time regardless of the effect which such discharge shall have upon said Non-Qualified Member or Employee as a Non-Qualified Member of the Plan.

19.8. Indemnification. No liability whatever shall attach to or be incurred by any past, present or future shareholders, officers or directors, as such, of the Employer or its affiliates, under or by reason of any of the terms, conditions or agreements contained in this Non-Statutory Stock Purchase Plan or implied therefrom, and any and all liabilities of, and any and all rights and claims against the Employer or its affiliates, or any shareholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Non-Statutory Stock Purchase Plan, are hereby expressly waived and released by every Non-Qualified Member, as a part of the consideration for any benefits by the Employers under this Non-Statutory Stock Purchase Plan.

19.9. Approvals. The Company's obligation to sell and deliver shares under the Non-Statutory Stock Purchase Plan is at all times subject to all approvals of any governmental authorities required in connection with the authorization, issuance, sale or delivery of such securities.

SECTION 20. EFFECTIVE DATE OF THE PLAN. The Plan shall be effective as of the date it is approved by the Board of Directors; provided, however, that to the extent that (i) Options, Awards, or SARs are granted under the Plan or (ii) options are granted under the Employee Stock Purchase Plan prior to its approval by the Company's shareholders, such Options, Awards, SARs, and Employee Stock Purchase Plan options shall be contingent on approval of the Plan by the Company's shareholders within twelve (12) months before or after the date the Plan is approved by the Board and consistent with the requirements for shareholder approval of matters requiring shareholder approval under the Company's organizational documents and under applicable corporate law. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Options, Awards, or SARs under it are outstanding; provided, however, that no Options, Awards, or SARs may be granted under the Plan after the ten-year anniversary of the date the Plan is approved by the Board of Directors.

SECTION 21. GENERAL PROVISIONS.

21.1 Section 409A. Notwithstanding other provisions of the Plan or any agreements effecting a grant of Options, Awards or SARs thereunder, no Options, Awards or SARs shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, any payment or delivery of Common Stock in respect of any Options, Awards or SARs under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant agreement, as the case may be, without causing the Participant holding such Options, Awards or SARs to be subject to taxation under Section 409A of the Code, the Company will make such payment or delivery of Common Stock on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code. In the case of a Participant who is a "specified employee" (within the meaning of Section 409A(a)(2)(B)(i) of the Code), any payment and/or delivery of Common Stock in respect of any Options, Awards or SARs subject to Section 409A of the Code that are linked to the date of the Participant's separation from service shall not be made prior to the date which is six (6) months after the date of such Participant's separation from service from the Company and its affiliates, determined in accordance with Section 409A of the Code and the Regulations promulgated thereunder. The Company shall use commercially reasonable efforts to implement the provisions of this Section 21.1 in good faith; provided that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 21.1.

21.2. Interpretation. Any words herein used in the masculine shall read and be construed in the feminine where they would so apply. Words in the singular shall be read and construed as though in the plural in all cases where they would so apply.

21.3. Headings. Any heading or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction of any provisions hereof.

21.4. Separability of Provisions. If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan will not be affected but will be applied as if the invalid or unenforceable provision had not been included in the Plan.

21.5. Governing Law. This Plan shall be construed in accordance with the laws of the State of Tennessee without reference to its conflicts of law provisions.

Exhibit B

AMENDED NHC EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN

BE IT RESOLVED that the Board of Directors of National HealthCare Corporation does hereby adopt and recommend ratification by the shareholders of the Company of an amendment to the "Amended NHC Executive Officer Performance Based Compensation Plan" (the "Plan"):

1. **Performance Incentive Bonus Pool (the "Pool")**. The annual Pool shall be calculated as follows: At the commencement of each calendar year the Board shall approve a pretax earnings goal. If the pretax earnings goal is met for the year, the Pool shall be formed of two components: first, a base award equal to $4 million and, second, a bonus award calculated as follows:

   * Shareholders must first receive a required return equal to 15% of beginning common equity plus an estimate of the amount of pretax earnings necessary to pay the dividends on preferred stock, after including the expense of the $4 million base award;

   * An incentive bonus is then allowed equal to 30% of the amount in excess of the required return to shareholders.

2. **Eligible Officers**. The Plan shall be available for the five most highly compensated executive officers of the Company as elected from time to time by the Board.

3. **Classes of Participation**. The Chief Executive Officer shall be assigned a percentage of 50% of the annual incentive Pool and each other Named Executive Officer shall be assigned a percentage of 12.5% of the annual incentive Pool.

4. **Administration of Plan**. The Committee shall recommend to the Board the appropriate classification for each executive officer, which shall be done at the commencement of each calendar year or upon the retention of employment of an executive officer. The Committee shall also consult with and advise management as to the allocation of the balance of the incentive Pool to other company employees. The Committee shall have the full power to interpret and administer the Plan. The Committee shall have the full power and authority to *reduce* or eliminate altogether any bonus created pursuant to the Plan, but shall not have the power to *re-allocate* any executive officer's reduced bonus to any other executive officer or to increase any executive officer's bonus in excess of the bonus earned pursuant to the Plan.

This Plan was adopted and approved by the Board of Directors on the 20th day of December, 2006, approved Company's shareholders at the Annual Meeting of Shareholders held on April 24, 2007, re-submitted for an amendment to the Plan by the shareholders on May 1, 2008, and is now re-submitted for a second amendment to the Plan by the shareholders on May 6, 2010.

s/John K. Lines
Secretary, SVP & General Counsel

Dear Shareholder,

This year's theme at NHC is *Embracing the Challenge of Change*. Change is not a new phenomenon in the health care industry. We are consistently adjusting and anticipating changes in our customers' health care needs, as well as their preferences in accommodations, dining, daily activities schedules and many other patient directed requests. Changes in reimbursement from Medicare, Medicaid, managed care organizations and private insurers are also a regular occurrence. Government intervention, by way of increased rules and regulations, brings its own set of challenges and requires us to constantly be aware that we provide care under ever increasing scrutiny.

Through all the challenges and changes the long term industry has faced the past 39 years, your company, NHC, has not only survived but grown in service, size and value due to one overriding factor; we focus on our patients, residents, families, partners, and communities. Our mission statement says it best, 'We are committed to being the industry leader in customer and investor satisfaction'. NHC's strength is in our partners' commitment to this mission and and in the faith of our investors and customers. With this support, NHC is appropriately positioned to face the Challenge of Change.

NHC's strength is in our partners' **commitment** to this mission and in your **faith** and **trust** in us as an investor. With this **support**, NHC is appropriately positioned to face the **Challenge of Change.**



Earnings and Financial Position

Our net income available to common shareholders was $31,376,000 or $2.31 per common share basic for the year ended December 31, 2009, compared to $27,698,000 or $2.16 per common share basic for the year ended December 31, 2008 an increase of 13.3%. Annual net operating revenues increased 5.5% from $633,208,000 to $668,221,000.

Our occupancy and census mix continue to be strong at our health care centers. In 2009 our occupancy was 92%. Private pay and Medicare revenue accounted for 71% of our total revenue in 2009 compared to 70% in 2008.

Dividends

The current quarterly dividend is $.26 per common share and $.20 per preferred share. We will continue to evaluate dividends for appropriateness.

We place a great deal of importance on **listening** to our customers and making **changes** to meet their current **needs**.

At NHC we are embracing the challenge for culture change with "Person-centered care". Person-centered care is based on a home model and raises the importance of providing care and daily routines similar to those a patient might experience in their home. We have been on the cutting edge of this movement in many aspects, as our culture of care provides an environment in which we serve our customers as individuals. We realize that we can still improve and grow in this area by incorporating changes in our daily routines, policies, and physical plant designs. The wonderful thing about the culture change movement for person-centered care is that it fits beautifully with NHC's culture and The Better Way 20 promises. It's simply a "Better Way" of focusing on the customer and their needs as an individual.

The National Survey of Consumer and Workforce Satisfaction in Nursing Homes indicates the most powerful drivers for whether a patient or family member would recommend a health care center are: care or concern shown by staff, competency of staff, quality of service, and attention to the patient's choices or preferences. We have found this statement to be true and we understand that customer satisfaction is an extremely important dimension of providing quality services. We place a great deal of importance on listening to our customers and making changes to meet their current needs.

This format of listening and collecting feedback provides us with information which creates opportunities to continually evaluate and enhance NHC's systems. This is just one example of how NHC is well positioned to embrace change which promotes customer and investor satisfaction.


STEINWAY & SONS

Hospitality

Snack carts, fruit baskets and pantries stocked with our **customers' favorite** snacks make the center feel like **home** and may be compared to **amenities** you might find while staying at a hotel.

When one hears the word 'hospitality', we think of the hotel and/or restaurant industry. However, our partners at NHC have a goal to create hospitable environments for our customers. The dining experience offers our customers a choice of "open dining" versus "scheduled dining". The Dietary Departments provide various dining styles such as in-room service, buffet-style dining, family-style dining, restaurant-style dining and continental breakfast service. In fact, several of these may be happening under one roof!



Our centers are incorporating 'on-demand' menus at bedside with items that will be prepared upon the customer's request. Snack carts, fruit baskets and pantries stocked with our customers' favorite snacks make the center feel like home and may be compared to amenities you might find while staying at a hotel.

New dining services are being implemented frequently at NHC as we continue to listen to our customers and embrace person-centered hospitality.


CAROLYN
KATIE-LYNN
NHC



Future

On January 25, 2010 we began admitting patients to our new 120-bed healthcare center in Bluffton, South Carolina. In addition, "The Palmettos of Mauldin", a 45-unit assisted living and memory care center, is expected to open on March 15, 2010 in Mauldin, South Carolina. Construction has begun on the Palmettos of Parklane, a 75-unit assisted living center in Columbia, SC and a 46-unit assisted living addition to NHC Place Cool Springs in Franklin, Tennessee. These last two projects are expected to be completed early in 2011. In addition to the projects mentioned above, NHC continues to evaluate expansion opportunities in all areas of senior care.



Thank you for your continued trust and investment in NHC. We remain steadfast in our commitment to our investors, to our partners and most importantly to our customers.

Sincerely,



Robert G. Adams
Chairman/CEO


1913-1994

"Nobody knows the quantity of their life, I don't know how many days you have on earth, nor does anyone else except for God. What I'm most interested in is the quality of life while they are here. That's the business I am in."

– Dr. Carl Adams, Founder, NHC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to ___________

Commission File No. 001-13489

NHC

NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its Corporate Charter)

Delaware	**52-2057472**
(State of Incorporation)	*(I.R.S. Employer I.D. No.)*

100 Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)
Telephone Number: **615-890-2020**

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	*Name of Each Exchange on which Registered*
Shares of Common Stock	**NYSE Amex**
Shares of Preferred Cumulative Convertible Stock	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (a) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates on June 30, 2009 (based on the closing price of such shares on the NYSE Amex) was approximately $235 million. For purposes of the foregoing calculation only, all directors, named executive officers and persons known to the Registrant to be holders of 5% or more of the Registrant's Common Stock have been deemed affiliates of the Registrant. The number of shares of Common Stock outstanding as of February 28, 2010 was 13,717,701.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K:

The Registrant's definitive proxy statement for its 2010 shareholder's meeting.

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS.

GENERAL DEVELOPMENT OF BUSINESS

National HealthCare Corporation, which we also refer to as NHC or the Company, began business in 1971. We were incorporated as a Delaware corporation in 1997 when we changed from partnership form to corporate form. When we indicate "NHC", we include all majority-owned subsidiaries, partnerships and limited liability companies in which we have an interest.

Our principal business is the operation of long-term health care centers with associated assisted living and independent living centers. Our business activities include providing subacute skilled and intermediate nursing and rehabilitative care, senior living services, home health care services, management services, hospice services, accounting and financial services and insurance services. We operate in 12 states, and our owned and leased properties are located primarily in the southeastern United States.

Merger in 2007 of National HealthCare Corporation and National Health Realty, Inc. and Issuance of NHC Convertible Preferred Stock

On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated December 20, 2006, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHR and NHC, following the approval of the merger by the stockholders of NHR and the adoption of the amendment to the Certificate of Incorporation of NHC and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC.

Pursuant to the terms of the Merger Agreement, NHR merged into Davis Acquisition Sub LLC, a wholly-owned subsidiary of NHC. Each share of NHR, issued and outstanding immediately prior to the merger, and not owned by Davis Acquisition Sub LLC, NHC/OP, L.P., or NHC, was converted into the right to receive $9.00 in cash, without interest and one share of NHC Preferred.

Each share of the NHC Preferred is entitled to annual preferred dividends of $0.80 per share and has a liquidation preference of $15.75 per share. The NHC Preferred, which is listed on the NYSE Amex Exchange with the symbol "NHC. PRA", is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the NHC Preferred is convertible into 0.24204 of a share of NHC common stock. After the 5th anniversary of the closing date, NHC will have the option to redeem the NHC Preferred, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the NHC Preferred will not be redeemable prior to the 8th anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC stock splits or stock dividends. The cash required to complete the merger was provided substantially from NHC's existing liquidity reserves.

NHC paid a total of approximately $97,571,000 in cash to NHR stockholders, plus cash in lieu of fractional shares, and issued 10,841,062 shares of NHC Preferred with a liquidation preference of $170,555,000 pursuant to the terms of the Merger Agreement, based on the number of NHR shares of common stock deemed outstanding on October 31, 2007, as calculated under the Merger Agreement.

Accounting Treatment of the Purchase – NHC accounted for the merger as a purchase transaction under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets purchased and liabilities assumed were recorded, as of the completion of the merger, at their respective fair values and added to those of NHC. The financial condition and results of operations of NHC after completion of the merger include the balances and results of the purchase beginning on November 1, 2007 and are not restated retroactively to reflect the historical financial position or results of operations of NHR.

Following the completion of the merger, the earnings of the combined company reflect purchase accounting adjustments, including the effect of changes in the cost bases of the acquired assets and liabilities on depreciation and amortization expenses.

As a result of the merger, we estimate that we experienced a reduction in our earnings per share of approximately 5% and 11% for the years ended December 31, 2009 and 2008, respectively. We believe, however, that this negative consequence is offset by the accretive effect that the merger has had and is expected to have on NHC's free cash flow. We estimate that our net cash flows increased by approximately $5,400,000 in 2009 and $4,000,000 in 2008 due to the merger.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our business is long-term health care services. At December 31, 2009, we operate or manage 76 long-term health care centers with a total of 9,772 licensed beds. These numbers include 50 centers with 6,858 beds that we lease or own and 26 centers with 2,914 beds that we manage for others. Of the 50 leased or owned centers, 34 are leased from National Health Investors, Inc. (NHI). Through October 31, 2007, ten centers were leased from National Health Realty, Inc. ("NHR"). Effective October 31, 2007, these previously leased properties were acquired by us.

Our 23 assisted living centers (11 leased or owned and 12 managed) have 921 units (418 units leased or owned and 503 units managed). Our seven independent living centers (four leased or owned and three managed) have 761 retirement apartments (341 apartments leased or owned and 420 apartments managed).

During 2009, we operated 33 homecare programs and provided 449,991 homecare patient visits to 12,548 patients.

We have a partnership agreement with Caris HealthCare, LP (Caris), in which we have a 50% ownership, in order to develop hospice services in selected market locations in Tennessee. In December 2007, we licensed our first owned hospice program in Greenville, South Carolina and began providing services in January 2008. In January 2009, we purchased five hospice locations in South Carolina and also opened a branch location in Anderson, South Carolina during the first quarter of 2009. Combined, we provide hospice care to over 1,300 patients per day in 23 locations.

We operate specialized care units within certain of our healthcare centers such as Alzheimer's disease care units, sub-acute nursing units and a number of in-house pharmacies. Similar specialty units are under consideration at a number of our centers, as well as free standing projects.

Long-Term Care Services and Net Operating Revenues. Health care services we provide include a comprehensive range of services. In fiscal 2009, 93% of our net operating revenues were derived from such health care services. Highlights of health care services activities during 2009 were as follows:

A. **Long-Term Health Care Centers.** The most significant portion of our business and the base for our other long-term health care services is the operation of our skilled nursing centers. In our centers, experienced medical professionals provide medical services prescribed by physicians. Registered nurses, licensed practical nurses and certified nursing assistants provide comprehensive, individualized nursing care 24 hours a day. In addition, our centers provide licensed therapy services, quality nutrition services, social services, activities, and housekeeping and laundry services. We own or lease and operate 50 long-term health care centers as of December 31, 2009. We manage 26 centers for third party owners. Revenues from the 50 centers we own or lease are reported as patient revenues in our financial statements. Management fee income is recorded as other revenues from the 26 facilities that we manage. We generally charge 6% to 7% facility net revenues for our management services. Average occupancy in long-term health care centers we operate was 92.0% during the year ended December 31, 2009.

B. **Rehabilitative Services.** We provide therapy services through Professional Health Services, a division of NHC. Our licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from strokes, heart attacks, orthopedic conditions, neurological illnesses, or other illnesses, injuries or disabilities. We maintained a rehabilitation staff of over 930 highly trained, professional therapists in 2009. The majority of our rehabilitative services are for patients in our owned and managed long-term care centers. However, we also provide services to over 100 additional health care providers. Our rates for these services are competitive with other market rates. We are the designated sports medicine provider for Middle Tennessee State University in Murfreesboro, Tennessee.

C. **Medical Specialty Units.** All of our long-term care centers participate in the Medicare program, and we have expanded our range of offerings by the creation of center-specific medical specialty units such as our Alzheimer's disease care units and subacute nursing units. Our trained staff provides care for Alzheimer's patients in early, middle and advanced stages of the disease. We provide specialized care and programming for persons with Alzheimer's or related disorders in dedicated units within many of our skilled nursing centers. Our sub-acute programs are designed to shorten or eliminate hospital stays and help to reduce the cost of quality health care. We develop individualized patient care plans to target appropriate medical and functional planning objectives with a primary goal where feasible for a return to home or a similar environment.

D. **Managed Care Contracts.** We operate five regional contract management offices, staffed by experienced case managers who contract with managed care organizations (MCO's) and insurance carriers for the provision of subacute and other medical specialty services within a regional cluster of our owned and managed centers. Managed care patient days were 113,675 in 2009, 101,574 in 2008, and 74,428 in 2007.

E. **Hospice.** Hospice services provide for the physical, spiritual and psychosocial needs of individuals facing a life-limiting illness. Resources including palliative and clinical care, education, spiritual, counseling and other services take into consideration both the needs of patients and the needs of family members. We licensed our first owned hospice program in Greenville, South Carolina in December 2007 and began providing services in January 2008. In January 2009, we purchased five hospice locations in South Carolina and also opened a branch office in Anderson, South Carolina during the first quarter of 2009. These hospice programs operate under the name Solaris Hospice.

F. **Pharmacy Operations.** At December 31, 2009, we operated four regional pharmacy operations (one in east Tennessee, one in central Tennessee, one in South Carolina, and one in Missouri). These pharmacy operations use a central location to supply (on a separate contractual basis) pharmaceutical services (consulting and medications) and supplies. Regional pharmacies bill Medicare Part D Prescription Drug Plans (PDPs) electronically and directly for inpatients who have selected a PDP. Our regional pharmacies currently serve 44 owned facilities, eight managed facilities, and 17 trade entities.

G. **Assisted Living Centers.** Our assisted living centers are dedicated to providing personal care services and assistance with general activities of daily living such as dressing, bathing, meal preparation and medication management. We perform resident assessments to determine what services are desired or required and our qualified staff encourages residents to participate in a range of activities. We own or lease 11 and manage 12 assisted living centers. Of these 23 centers, 11 are located within the physical structure of a skilled nursing center or retirement center and 12 are freestanding. In 2009, the rate of occupancy was 89.9%. Certificates of Need are not required to build these projects and we believe that overbuilding has occurred in some of our markets. Effective January 1, 2010, our management contract was not extended on eight of the twelve assisted living centers we managed in 2009. We do not expect the loss of the management contracts to have a material impact on our consolidated financial statements.

H. **Retirement Centers.** Our four owned or leased and three managed retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. In most cases, retirement centers also include long-term health care facilities, either in contiguous or adjacent licensed health care centers. Charges for services are paid from private sources without assistance from governmental programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a Certificate of Need such as is required for health care centers. We have, in several cases, developed retirement centers adjacent to our health care properties with an initial construction of 40 to 80 units and which units are rented by the month; thus these centers offer an expansion of our continuum of care. We believe these retirement units offer a positive marketing aspect of our health care centers.

We have one managed and one owned retirement center which are "continuing care communities", where the resident pays a substantial endowment fee and a monthly maintenance fee. The resident then receives a full range of services - including nursing home care - without additional charge.

I. **Homecare Programs.** Our home health care programs (we call them homecare) assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities. Registered and licensed practical nurses and therapy professionals provide skilled services such as infusion therapy, wound care and physical, occupational and speech therapies. Home health aides may assist with daily activities such as assistance with walking and getting in and out of bed, personal hygiene, medication assistance, light housekeeping and maintaining a safe environment. NHC operates 33 homecare licensed and Medicare-certified offices in three states (Tennessee, South Carolina, and Florida) and some of our homecare patients are previously discharged from our long-term health care centers. Medicare reimbursement for homecare services is paid under a prospective payment system. Under this payment system, we receive a prospectively determined amount per patient per 60 day episode as defined by Medicare guidelines. Medicare episodes increased from 17,266 in 2008 to 18,292 in 2009 primarily due to an increase in the number of patients served, which increased from 11,320 in 2008 to 12,548 in 2009. Visits increased from 405,945 in 2008 to 449,991 in 2009.

Other Revenues. We generate revenues from insurance services to our managed centers, from management, accounting and financial services to third party long-term care, assisted living and independent living centers, and from rental income. In fiscal 2009, 7.0% of our net operating revenues were derived from such other sources. The significant sources of our other revenues are described as follows:

A. **Insurance Services.** NHC owns a Tennessee domestic licensed insurance company. The company is licensed in several states and provides workers' compensation coverage to the majority of NHC operated and managed facilities in addition to other nursing homes, assisted living and retirement centers. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned and managed centers. This company elects to be taxed as a domestic subsidiary. We also self-insure our employees' (referred to as "partners") health insurance benefit program at a cost we believe is less than a commercially obtained policy. Finally, we operate a long-term care insurance division, which is licensed to sell commercially underwritten long-term care policies. NHC's revenues from insurance services totaled $14,560,000 in 2009.

B. **Management, Accounting and Financial Services.** We provide management services to long-term health care centers, assisted living centers and independent living centers operated by third party owners. We typically charge 6% to 7% of the managed centers' revenues as a fee for these services. Additionally, we provide accounting and financial services to other long-term care or related types of entities for small operators or not-for-profit entities. No management services are provided for entities in which we provide accounting and financial services. As of December 31, 2009, we perform management services for 26 centers and accounting and financial services for 28 centers. NHC's revenues from management, accounting and financial services totaled $17,845,000 in 2009.

We previously provided advisory and/or accounting services to National Health Realty Inc. ("NHR"). The services to NHR were terminated on October 31, 2007 when we merged with NHR.

Non-Operating Income. We generate non-operating income from equity in earnings of unconsolidated investments, from dividends and other realized gains and losses on securities, and interest income. The significant source of non-operating income is described as follows:

A. **Equity in Earnings of Unconsolidated Investments.** Earnings from investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P. ("Caris"), a business that specializes in hospice care services in NHC owned health care centers and in other settings. In 2003, we entered into a partnership agreement with Caris in order to develop hospice programs in selected market locations. Caris currently has sixteen locations in Tennessee.

LONG-TERM HEALTH CARE CENTERS

The health care centers operated by our subsidiaries provide in-patient skilled and intermediate nursing care services and in-patient and out-patient rehabilitation services. Skilled nursing care consists of 24-hour nursing service by registered or licensed practical nurses and related medical services prescribed by the patient's physician. Intermediate nursing care consists of similar services on a less intensive basis principally provided by non-licensed personnel. These distinctions are generally found in the long-term health care industry although for Medicaid reimbursement purposes, some states in which we operate have additional classifications, while in other states the Medicaid rate is the same regardless of patient classification. Rehabilitative services consist of physical, speech, and occupational therapies, which are designed to aid the patient's recovery and enable the patient to resume normal activities.

Each health care center has a licensed administrator responsible for supervising daily activities, and larger centers have assistant administrators. All have medical directors, a director of nurses and full-time registered nurse coverage. All centers provide physical therapy and most have other rehabilitative programs, such as occupational or speech therapy. Each facility is located near at least one hospital and is qualified to accept patients discharged from such hospitals. Each center has a full dining room, kitchen, treatment and examining room, emergency lighting system, and sprinkler system where required. Management believes that all centers are in compliance with the existing fire and life safety codes.

We provide centralized management and support services to NHC operated health care nursing centers. The management and support services include operational support through the use of regional vice presidents and regional nurses, accounting and financial services, cash management, data processing, legal, consulting and services in the area of rehabilitative care. Our personnel are employed by our administrative services affiliate, National Health Corporation, which is also responsible for overall services in the area of personnel, loss control, insurance, education and training. We reimburse the administrative services contractor by paying all the costs of personnel employed for our benefit as well as a fee. National Health Corporation (National) is wholly owned by the National Health Corporation Employee Stock Ownership Plan and provides its services only to us.

We provide management services to centers operated under management contracts and offsite accounting and financial services to other owners, all pursuant to separate contracts. The term of each contract and the amount of the management fee or accounting and financial services fee is determined on a case-by-case basis. Typically, we charge 6% to 7% of net revenues of the managed centers for our management contracts and specific item fees for our accounting and financial service agreements. The initial terms of the contracts range from two years to ten years. In certain contracts, we maintain a right of first refusal should the owner desire to sell a managed center.

LONG-TERM CARE CENTER OCCUPANCY RATES

The following table shows certain information relating to occupancy rates for our continuing owned and leased long-term health care centers:

	Year Ended December 31		
	2009	2008	2007
Overall census	92.0%	92.5%	92.5%

Occupancy rates are calculated by dividing the total number of days of patient care provided by the number of patient days available (which is determined by multiplying the number of licensed beds by 365 or 366).

CUSTOMERS AND SOURCES OF REVENUES

No individual customer or related group of customers accounts for a significant portion of our revenues. We do not expect the loss of a single customer or group of related customers would have a material adverse effect.

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31		
Source	2009	2008	2007
Private	30%	30%	29%
Medicare	41%	40%	39%
Medicaid/Skilled	8%	9%	9%
Medicaid/Intermediate	20%	20%	22%
VA and Other	1%	1%	1%
Total	100%	100%	100%

The source and amount of the revenues are further dependent upon (i) the licensed bed capacity of our health care centers, (ii) the occupancy rate of the centers, (iii) the extent to which the rehabilitative and other skilled ancillary services provided at each center are utilized by the patients in the centers, (iv) the mix of private pay, Medicare and Medicaid patients, and (v) the rates paid by private paying patients and by the Medicare and Medicaid programs.

Private pay, VA and other sources include commercial insurance, individual patients' own funds, managed care plans and the Veterans Administration. Although payment rates vary among these sources, market forces and costs largely determine these rates.

Private paying patients, private insurance carriers and the Veterans Administration generally pay on the basis of the center's charges or specifically negotiated contracts. We attempt to attract an increased percentage of private and Medicare patients by providing rehabilitative services and increasing the marketing of those services through market areas and "Managed Care Offices", of which five were open at December 31, 2009. These services are designed to speed the patient's recovery and allow the patient to return home as soon as is practical. In addition to educating physicians and patients to the advantages of the rehabilitative services, we have also implemented incentive programs which provide for the payment of bonuses to our regional and center personnel if they are able to achieve private and Medicare goals at their centers.

Medicare is a health insurance program for the aged and certain other chronically disabled individuals operated by the federal government.

Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government.

Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress continually passes laws that effect major or minor changes in the Medicare and Medicaid programs.

REGULATION AND LICENSES

Health care is an area of extensive regulatory oversight and frequent regulatory change. The federal government and the states in which we operate regulate various aspects of our business. These regulatory bodies, among other things, require us annually to license our skilled nursing facilities, assisted living facilities in some states and other health care businesses, including home health agencies and hospices. In particular, to operate nursing facilities and provide health care services we must comply with federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, building codes and environmental protection.

Governmental and other authorities periodically inspect our skilled nursing facilities, home health agencies and hospices to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs, and to continue our participation in the Veterans Administration program. We can only participate in other third-party programs if our facilities pass these inspections. In addition, these authorities inspect our record keeping and inventory control.

From time to time, we, like others in the health care industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil money penalties and/or other operating restrictions on us. If our skilled nursing facilities, home health agencies and hospices fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our licenses.

Local and state health and social service agencies and other regulatory authorities specific to their location regulate, to varying degrees, our assisted living facilities. Although regulations and licensing requirements vary significantly from state to state, they typically address, among other things, personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. If assisted living facilities fail to comply with licensing requirements, these facilities could lose their licenses. Most states also subject assisted living facilities to state or local building codes, fire codes and food service licensure or certification requirements. In addition, the manner and extent to which the assisted living industry is regulated at federal and state levels are evolving.

Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of our health care businesses may have a significant impact on our methods, revenues and costs of doing business.

In all states in which we operate, before a long-term care facility can make a capital expenditure exceeding certain specified amounts or construct any new long-term health care beds, approval of the state health care regulatory agency or agencies must be obtained and a Certificate of Need issued. The appropriate state health planning agency must determine that a need for the new beds or expenditure exists before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a certificate of need in any particular instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full scale certificate of need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds, services offered and, in some cases, reimbursement rates at the facility.

While there are currently no significant legislative proposals to eliminate certificates of need pending in the states in which we do business, deregulation in the certificate of need area would likely result in increased competition among nursing home companies and could adversely affect occupancy rates and the supply of licensed and certified personnel.

Medicare and Medicaid Participation by Our Centers

All health care centers, owned, leased or managed by us are certified to participate in Medicare. Health care centers participating in Medicare are known as SNFs (Skilled Nursing Facilities). All but six of our affiliated nursing centers participate in Medicaid. All of our homecares (Home Health Agencies) participate in Medicare which comprises over 95% of their revenue. Homecares also participate in Medicaid.

During the fiscal year, each nursing center receives payments from Medicare and, if participating, from Medicaid. We record as receivables the amounts we ultimately expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts actually received at the time of interim or final settlements. Adjustments have not had a material adverse effect within the last three years.

Certifications and Participation Requirements; Efforts to Impose Reduced Payments

Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to restrict further, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at our nursing centers would result in denial of Medicare and Medicaid payments which would likely result in a significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted payments resulting in lost revenue for specific patients. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. For the fiscal year ended December 31, 2009, we derived 41% and 28% of our net patient revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare and Medicaid programs could have a material adverse effect on our profitability. We are unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on our operations. No assurance can be given that such reforms will not have a material adverse effect on us.

Potential Healthcare Reform

The increase in the number of individuals and families without healthcare coverage has heightened debate about whether and how to implement comprehensive reform of the United States healthcare system. The Obama administration has made healthcare reform its primary domestic agenda item, and Congress is currently considering multiple plans on how to change the healthcare system and how to fund those changes. Generally, President Obama and most members of Congress believe that the current healthcare system is too inefficient and leaves too many individuals without healthcare coverage. Much of the current healthcare reform debate includes the following considerations; whether a public insurance option should be established; the impact to private insurance companies; the impact to consumer choice of healthcare services; the impact to small businesses; and the impact of funding alternatives including personal tax rate increases, business surcharges, service provider assessments and increasing the federal deficit. We are not able to predict whether healthcare reform will be implemented, what provisions a potential reform plan may include or what impact these developments may have on our future operating results or cash flows at this time.

MEDICARE LEGISLATION AND REGULATIONS

Skilled Nursing Facilities (SNFs)

SNF PPS – Medicare is uniform nationwide and reimburses nursing centers under a fixed payment methodology named the Skilled Nursing Facility Prospective Payment System ("SNF PPS"). PPS is an acuity based classification system that uses nursing and therapy indexes adjusted by geographical wage indexes to calculate per diem rates for each Medicare patient. Payment rates are updated annually and are generally increased each October when the federal fiscal year begins. The acuity classification system is named RUGs (Resource Utilization Groups III). SNF PPS, as implemented in 1999, had an adverse impact on our industry and our business by decreasing payments materially. Refinements in the form of temporary add-ons provided some relief until October 1, 2002. Annual market basket (inflationary) increases have continued to improve payments since that time.

Distribution of payments among providers is determined by patient acuity and classification of 53 RUG groups. Effective October 1, 2009, the federal RUG rates had a market basket increase of 2.2%. There was also a recalibration of the nursing weights implemented resulting in a reduction of 3.3%. The net impact of these adjustments was a reduction of 1.1% to PPS rates.

Prescription Drugs - Medicare Part D – In 2003, the Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act (MMA). This landmark legislation provides seniors and people with disabilities with a comprehensive prescription drug benefit under the Medicare program. Under Part D, private insurance companies contract with Medicare to provide coverage for anyone eligible for Part D that chooses to enroll in a Prescription Drug Plan (PDP). Most patients are enrolled in a PDP including Medicaid and Private Pay patients. There are multiple PDP's.

Some patients continue to be covered by other private insurance companies outside of Part D. As part of the consolidated billing component of the Medicare Part A SNF PPS plan, prescription drugs for patients in a Medicare Part A stay are billed to Part A and not Part D. The provider purchases prescriptions from a drug supplier and bills charges to Medicare Part A under the per diem established by CMS. Whereas, for a patient whose prescriptions are billed to Medicare Part D, the drug supplier bills Part D and the provider is only billed for non-covered and co-pay amounts.

Most of our nursing centers and assisted living centers are supplied prescriptions by our owned regional pharmacies known as Network Pharmacies. Network provides prescriptions to 44 owned, 8 managed, and 17 trade entities. We expect that changes to PDP payment methodology by CMS could have a negative effect on rates. Substantial increases in drug costs could occur which would negatively impact our gross margin for prescriptions.

Homecares (HHAs)

Medicare is uniform nationwide and reimburses homecares under a fixed payment methodology named the Prospective Payment System (HH PPS). Generally, Medicare makes payment under the HH PPS on the basis of a national standardized 60-day episode payment, adjusted for case mix and geographical wage index. Payment rates are updated periodically and were last adjusted on January 1, 2009. The acuity classification system is named HHRGs (Home Health Resource Groups).

For 2008, we received a market basket update of 3.0% coupled with rate reductions of 2.75% per year for years 2008 through 2010 to be followed by a 2.71% reduction in 2011. Changes were also made to case-mix weights, moving from 83 case-mix categories in 2007 to 153 case-mix categories in 2008. The ten visit threshold at which higher payment rates would occur was replaced with a multi-step threshold with incremental payments for increased visits.

For 2009, we received a market basket increase of 2.9% along with the annual 2.75% decrease mentioned above. Wage index changes were also made and were positive for some of our offices and negative for others. The combined net effect of all pay rate adjustments for 2009 was negligible.

MEDICAID LEGISLATION AND REGULATIONS

State Medicaid plans subject to budget constraints are of particular concern to us given the repeal of the Boren Amendment by the Balance Budget Act of 1997. The Boren Amendment provided fair reimbursement protection to nursing facilities. Changes in federal funding and pressure on certain provider taxes coupled with state budget problems have produced an uncertain environment. Industry studies predict the Medicaid crisis will continue with a state required contribution to Medicare Part D and anticipated budget deficits. States will more likely than not be unable to keep pace with nursing center inflation. States are under pressure to pursue other alternatives to long term care such as community and home-based services.

In Tennessee, annual Medicaid rate increases were implemented effective July 1, 2009. The Tennessee increase in revenue was approximately $89,000 per quarter. In Missouri, Medicaid rate increases were implemented effective July 1, 2009 and the quarterly effect was an increase in revenues of approximately $345,000. In South Carolina, Medicaid rate increases were implemented October 1, 2009 and the quarterly effect was an increase in revenues of approximately $682,000.

HEALTH CARE CENTER CONSTRUCTION AND PURCHASES

We have completed or anticipate completion of the following long-term health care centers.

Description	Number of Beds	Location	Cost	Date Placed in Service or Expected Completion
Bed Addition	60	North Augusta, SC	$ 6,657,000	3rd Quarter 2008
New Facility	120	Bluffton, SC	$22,645,000	1st Quarter 2010
New Facility	61	Mauldin, SC	$ 6,600,000	1st Quarter 2010

We have purchased or leased the following facilities:

Description	Location	Capitalized Cost	Date Placed in Service
544-Bed Long-Term Care Center 66-Unit Assisted Living Facility	Chattanooga, TN	$14,760,000	November 2007
109-bed Skilled Nursing and Rehabilitation Facility	Knoxville, TN	$ 6,347,000	January 2008
132-Bed Skilled Nursing and Rehabilitation Facility 60-Bed Assisted Living Facility	Charleston, SC	$13,250,000	August 2008

The Chattanooga, Tennessee property has been leased to a third party provider and generates rental revenue for NHC.

In January 2008, we purchased two tracts of land located in South Carolina and one tract located in Tennessee. These tracts were undeveloped and are held for future development.

In December 2009, we purchased the remaining 20% partnership interest in our Fort Oglethorpe, Georgia facility. The partnership is now a wholly-owned subsidiary of the Company.

COMPETITION

In most of the communities in which we operate health care centers, there are other health care centers with which we compete. We own, lease or manage (through subsidiaries) 76 long-term health care facilities located in 10 states. Each of these states are certificate of need states which generally requires the state to approve the opening of any new long-term health care facilities. There are hundreds of operators of long-term health care facilities in each of these states and no single operator, including us, dominates any of these state's long-term health care markets, except for some small rural markets which might have only one long-term health care facility. In competing for patients and staff with these centers, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our health care centers are important in obtaining patients, since members of the patient's family generally participate to a greater extent in selecting health care centers than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative as well as skilled care services at our centers, we are able to broaden our patient base and to differentiate our centers from competing health care centers.

Our homecares compete with other home health agencies (HHA's) in most communities we serve. Competition occurs for patients and employees. Our homecares depend on hospital and physician referrals and reputation in order to maintain a healthy census.

As we expanded into the assisted living market, we monitored proposed or existing competing assisted living centers. Our development goal is to link our health care centers with our assisted living centers, thereby obtaining a competitive advantage for both.

We experience competition in employing and retaining nurses, technicians, aides and other high quality professional and non-professional employees. In order to enhance our competitive position, we have an educational tuition loan program, an American Dietetic Association approved internship program, a specially designed nurse's aide training class, and we make financial scholarship aid available to physical therapy vocational programs. We support the Foundation for Geriatric Education. We also conduct an "Administrator in Training" course, 24 months in duration, for the professional training of administrators. Presently, we have nine full-time individuals in this program. Four of our six regional vice presidents and 51 of our 76 health care center administrators are graduates of this program.

We experience competition in providing management and accounting services to other long-term health care providers. Those services are provided primarily to owners with whom we have had previous involvement through ownership or leasing arrangements. Our insurance services are provided primarily to centers for which we also provide management and/or accounting services.

Our employee benefit package offers a tuition reimbursement program. The goal of the program is to insure a well trained qualified work force to meet future demands. While the program is offered to all disciplines, special emphasis has been placed on supporting students in nursing and physical therapy programs. Students are reimbursed at the end of each semester after presenting tuition receipts and grades to management. The program has been successful in providing a means for many bright students to pursue a formal education.

EMPLOYEES

As of December 31, 2009, our Administrative Services Contractor plus our managed centers had approximately 12,800 full and part time employees, who we call "Partners". No employees are represented by a bargaining unit. We believe our current relations with our employees are good.

INVESTOR INFORMATION

We maintain a worldwide web site at www.nhccare.com. We publish to this web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the web site:

- The NHC Code of Ethics. This Code has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHC Valuesline", which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.
- The NHC Restated Audit Committee Charter.
- The NHC Compensation Committee Charter.
- The NHC Nomination and Corporate Governance Committee Charter

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10-K. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. The risks described below are not the only risks facing us. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations and cash flows.

Risks Relating to Our Company

We depend on reimbursement from Medicare, Medicaid and other third-party payors and reimbursement rates from such payors may be reduced. – We derive a substantial portion of our revenue from third-party payors, including the Medicare and Medicaid programs. For the year ended December 31, 2009, we derived approximately 64% of our net operating revenues from the Medicare, Medicaid and other government programs. Third-party payor programs are highly regulated and are subject to frequent and substantial changes. Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for our services has in the past, and could in the future, result in a substantial reduction in our revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because additional documentation is necessary or because certain services were not covered or were not reasonable and medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to health care providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private health care insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by us, which are currently being reimbursed by Medicare,

Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our liquidity, financial condition and results of operations. It is possible that the effects of further refinements to PPS that result in lower payments to us or cuts in state Medicaid funding could have a material adverse effect on our results of operations. See Item 1, "Business – Regulation and Licenses" and "Medicare Legislation and Regulations" and "Medicaid Legislation and Regulations".

We conduct business in a heavily regulated industry, and changes in, or violations of, regulations may result in increased costs or sanctions that reduce our revenue and profitability. – In the ordinary course of our business, we are regularly subject to inquiries, investigations and audits by federal and state agencies to determine whether we are in compliance with regulations governing the operation of, and reimbursement for, skilled nursing, assisted living and independent living facilities, hospice, home health agencies and our other operating areas. These regulations include those relating to licensure, conduct of operations, ownership of facilities, construction of new and additions to existing facilities, allowable costs, services and prices for services. In particular, various laws, including federal and state anti-kickback and anti-fraud statutes, prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under federal and/or state health care programs such as Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by federal governmental programs. Sanctions for violating the anti-kickback and anti-fraud statutes include criminal penalties and civil sanctions, including fines and possible exclusion from governmental programs such as Medicare and Medicaid.

In addition, the Stark Law broadly defines the scope of prohibited physician referrals under federal health care programs to providers with which they have ownership or other financial arrangements. Many states have adopted, or are considering, legislative proposals similar to these laws, some of which extend beyond federal health care programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician referrals regardless of the source of the payment for the care. These laws and regulations are complex and limited judicial or regulatory interpretation exists. We cannot assure you that governmental officials charged with responsibility for enforcing the provisions of these laws and regulations will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

The regulatory environment surrounding the long-term care industry has intensified, particularly for larger for-profit, multi-facility providers like us. The federal government has imposed extensive enforcement policies resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, denials of payment for new Medicare and Medicaid admissions and civil monetary penalties. If we fail to comply, or are perceived as failing to comply, with the extensive laws and regulations applicable to our business, we could become ineligible to receive government program reimbursement, be required to refund amounts received from Medicare, Medicaid or private payors, suffer civil or criminal penalties, suffer damage to our reputation in various markets or be required to make significant changes to our operations. We are also subject to federal and state laws that govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce the referral of patients to a particular provider for medical products and services. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in reimbursement programs and/or civil and criminal penalties. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed in default under some of our agreements, including agreements governing outstanding indebtedness. We also are subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

We have established policies and procedures that we believe are sufficient to ensure that our facilities will operate in substantial compliance with these anti-fraud and abuse requirements. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. Aggressive anti-fraud actions, however, have had and could have an adverse effect on our financial position, results of operations and cash flows. See Item 1, "Business - Regulation and Licenses".

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in certain federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our operations and financial condition.

We are required to comply with laws governing the transmission and privacy of health information. – The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within our Company and with third parties, such as payors, business associates and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, and security, privacy and enforcement. The Department of Health and Human Services has released final rules to implement a number of these requirements, and several HIPAA initiatives have become effective, including privacy protections, transaction standards, and security standards. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

We are defendants in significant legal actions, which are commonplace in our industry, and which could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our liquidity and financial condition. – As is typical in the health care industry, we are subject to claims that our services have resulted in resident injury or other adverse effects. We, like our industry peers, have experienced an increasing trend in the frequency and severity of professional liability, workers' compensation, and health insurance claims and litigation asserted against us. In some states in which we have significant operations, insurance coverage for the risk of punitive damages arising from professional liability claims and/or litigation may not, in certain cases, be available due to state law prohibitions or limitations of availability. We cannot assure you that we will not be liable for punitive damage awards that are either not covered or are in excess of our insurance policy limits. We also believe that there have been, and will continue to be, governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition.

Due to the rising cost and limited availability of professional liability, workers' compensation and health insurance, we are largely self-insured on all of these programs and as a result, there is no limit on the maximum number of claims or amount for which we or our insurance subsidiary can be liable in any policy period. Although we base our loss estimates on independent actuarial analyses using the information we have to date, the amount of the losses could exceed our estimates. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted. In addition, our insurance coverage might not cover all claims made against us. If we are unable to maintain our current insurance coverage, if judgments are obtained in excess of the coverage we maintain, if we are required to pay uninsured punitive damages, or if the number of claims settled within the self-insured retention currently in place significantly increases, we could be exposed to substantial additional liabilities. We cannot assure you that the claims we pay under our self-insurance programs will not exceed the reserves we have set aside to pay claims. The number of claims within the self-insured retention may increase.

Recent legislation and the increasing costs of being publicly owned are likely to impact our future consolidated financial position and results of operations. – In connection with the Sarbanes-Oxley Act of 2002, we are subject to rules requiring our management to report on the effectiveness of our internal control over financial reporting. If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information which could, in turn, have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant regulatory changes, including the Sarbanes-Oxley Act and rules and regulations promulgated as a result of the Sarbanes-Oxley Act, have increased, and in the future are likely to further increase, general and administrative costs. In order to comply with the Sarbanes-Oxley Act of 2002, the listing standards of the NYSE Amex exchange, and rules implemented by the Securities and Exchange Commission (SEC), we have had to hire additional personnel and utilize additional outside legal, accounting and advisory services, and may continue to require such additional resources. Moreover, in the rapidly changing regulatory environment in which we now operate, there is significant uncertainty as to what will be required to comply with many of the new rules and regulations. As a result, we may be required to spend substantially more than we currently estimate, and may need to divert resources from other activities, as we develop our compliance plans.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments in our accounting policies that could affect our financial statements. – The Financial Accounting Standards Board, the SEC, or other accounting organizations or governmental entities issue new pronouncements or new interpretations of existing accounting standards that sometimes require us to change our accounting policies and procedures. Future pronouncements or interpretations could require us to change our policies or procedures and have a significant impact on our future financial statements.

By undertaking to provide management services, advisory services, and/or financial services to other entities, we become at least partially responsible for meeting the regulatory requirements of those entities. – We provide management and/or financial services to health care centers, assisting living centers and independent living centers owned by third parties. At December 31, 2009, we perform management services (which include financial services) for 26 such centers and accounting and financial services for an additional 28 such centers. Furthermore, we previously provided advisory services to NHR, prior to the merger with NHC, a publicly traded REIT and financial services to Management Advisory Source, LLC which company provides advisory services to NHI, a publicly traded REIT. The "Risk Factors" contained herein as applying to us may in many instances apply equally to these other entities for which we provide services. We have in the past and may in the future be subject to claims from the entities to which we provide management, advisory or financial services, or to the claims of third parties to those entities. Any adverse determination in any legal proceeding regarding such claims could have a material adverse effect on our business, our results of operation, our financial condition and cash flows.

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider. – Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain. We may, therefore, make expenditures related to the provision of services for which we are not paid.

The cost to replace or retain qualified nurses, health care professionals and other key personnel may adversely affect our financial performance, and we may not be able to comply with certain states' staffing requirements. – We could experience significant increases in our operating costs due to shortages in qualified nurses, health care professionals and other key personnel. The market for these key personnel is highly competitive. We, like other health care providers, have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, certified nurses' aides and other important health care providers. There is currently a shortage of nurses, and trends indicate this shortage will continue or worsen in the future. The difficulty our skilled nursing facilities are experiencing in hiring and retaining qualified personnel has increased our average wage rate. We may continue to experience increases in our labor costs due to higher wages and greater benefits required to attract and retain qualified health care personnel. Our ability to control labor costs will significantly affect our future operating results.

Certain states in which we operate skilled nursing facilities have adopted minimum staffing standards and additional states may also establish similar requirements in the future. Our ability to satisfy these requirements will depend upon our ability to attract and retain qualified nurses, certified nurses' assistants and other staff. Failure to comply with these requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be adversely affected.

Although we currently have no collective bargaining agreements with unions at our facilities, there is no assurance this will continue to be the case. If any of our facilities enter into collective bargaining agreements with unions, we could experience or incur additional administrative expenses associated with union representation or our employees.

Future acquisitions may be difficult to complete, use significant resources, or be unsuccessful and could expose us to unforeseen liabilities. – We may selectively pursue acquisitions or new developments in our target markets. Acquisitions and new developments may involve significant cash expenditures, debt incurrence, capital expenditures, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and other expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions also involve numerous other risks, including difficulties integrating acquired operations, personnel and information systems, diversion of management's time from existing operations, potential losses of key employees or customers of acquired companies, assumptions of significant liabilities, exposure to unforeseen liabilities of acquired companies and increases in our indebtedness.

We cannot assure you that we will succeed in obtaining financing for any acquisitions at a reasonable cost or that any financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired facilities profitably or succeed in achieving improvements in their financial performance.

We also may face competition in acquiring any facilities. Our competitors may acquire or seek to acquire many of the facilities that would be suitable acquisition candidates for us. This could limit our ability to grow by acquisitions or increase the cost of our acquisitions.

Upkeep of healthcare properties is capital intensive, requiring us to continually direct financial resources to the maintenance and enhancement of our physical plant and equipment. – As of December 31, 2009, we leased or owned 76 skilled nursing centers, 23 assisted living centers, and seven independent living centers. Our ability to maintain and enhance our physical plant and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit a substantial portion of our free cash flow to continued investment in our physical plant and equipment. Certain of our competitors may operate centers that are not as old as our centers, or may appear more modernized than our centers, and therefore may be more attractive to prospective customers. In addition, the cost to replace our existing centers through acquisition or construction is substantially higher than the carrying value of our centers. We are undertaking a process to allocate more aggressively capital spending within our owned and leased centers in an effort to address issues that arise in connection with an aging physical plant.

If factors, including factors indicated in these "Risk Factors" and other factors beyond our control render us unable to direct the necessary financial and human resources to the maintenance, upgrade and modernization of our physical plant and equipment, our business, results of operations, financial condition and cash flow could be adversely impacted.

Provision for losses in our financial statements may not be adequate. – Loss provisions in our financial statements for self-insured programs are made on an undiscounted basis in the relevant period. These provisions are based on internal and external evaluations of the merits of individual claims, analysis of claims history and independent actuarially determined estimates. Our management reviews the methods of determining these estimates and establishing the resulting accrued liabilities frequently, with any material adjustments resulting therefrom being reflected in current earnings. Although we believe that our provisions for self-insured losses in our financial statements are adequate, the ultimate liability may be in excess of the amounts recorded. In the event the provisions for loss reflected in our financial statements are inadequate, our financial condition and results of operations may be materially affected.

Implementation of a new information technology infrastructure could cause business interruptions and negatively affect our profitability and cash flows. – We continue to refine and implement our information technology to improve customer service, enhance operating efficiencies and provide more effective management of business operations. Implementation of the new system and software and refinement of existing software carries risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of the implementation of our existing or future information technology infrastructure or are unable to obtain the projected benefits of this new infrastructure, it could adversely affect us and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to compete effectively with other health care providers, our revenues and profitability may decline. – The long-term health care services industry is highly competitive. Our skilled nursing health care centers, assisted living centers, independent living facilities, home care services and other operations compete on a local and regional basis with other nursing centers, health care providers, and senior living service providers. Some of our competitors' facilities are located in newer buildings and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Our skilled nursing facilities face competition from skilled nursing, assisted living, independent living facilities, homecare services, and other operations that provide services comparable to those offered by our skilled nursing facilities. Many competing general acute care hospitals are larger and more established than our facilities.

The long-term care industry is divided into a variety of competitive areas that market similar services. These competitors include skilled nursing, assisted living, independent living facilities, homecare services, hospice providers and other operations. Our facilities generally operate in communities that also are served by similar facilities operated by our competitors. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax exempt basis and that receive funds and charitable contributions unavailable to us. Our facilities compete based on factors such as our reputation for quality care; the commitment and expertise of our staff; the quality and comprehensiveness of our treatment programs; the physical appearance, location and condition of our facilities and to a limited extend, the charges for services. In addition, we compete with other long-term care providers for customer referrals from hospitals. As a result, a failure to compete effectively with respect to referrals may have an adverse impact on our business. Many of these competing companies have greater financial and other resources than we have. We cannot assure you that increased competition in the future will not adversely affect our financial condition and results of operations.

Possible changes in the case mix of patients as well as payor mix and payment methodologies may significantly affect our profitability. – The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of patients and the rates of reimbursement among payors. Likewise, reimbursement for therapy services will vary based upon payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Private third-party payors continue to try to reduce health care costs. – Private third-party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations. These private payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk. We could be adversely affected by the continuing efforts of private third-party payors to limit the amount of reimbursement we receive for health care services. We cannot assure you that reimbursement payments under private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or methods of private or third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our net operating revenues. Finally, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

We are exposed to market risk due to the fact that outstanding debt and future borrowings are or will be subject to wide fluctuations based on changing interest rates. – Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with variable rate borrowings. We currently have a $75,000,000 revolving credit agreement. The revolving credit agreement provides for variable rates and if market interest rates rise, so will our required interest payments on any future borrowings under the revolving credit facility.

Although we currently have a modest amount of debt outstanding, we expect to borrow in the future to fund development and acquisitions. In the event we incur substantial indebtedness, this could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our financial obligations;
- increase our vulnerability to general adverse economic and industry conditions, including material adverse regulatory changes such as reductions in reimbursement;
- limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;
- require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;
- require us to pledge as collateral substantially all of our assets;

- require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;
- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
- expose us to fluctuations in interest rates, to the extend our borrowings bear variable rates of interest;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, loan agreements governing our debt contain and may in the future contain financial and other restrictive covenants limiting our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of some or all of our debts.

We are permitted to incur substantially more debt, which could further exacerbate the risks described above. – We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our current debt do not completely prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our current as well as anticipated indebtedness and future dividends, we will require a significant amount of cash, the availability of which depends on many factors beyond our control. – Our ability to make payments on and to refinance our indebtedness, including our present indebtedness, to fund planned capital expenditures, and to fund future dividend payments will depend on our ability to generate cash in the future. This, to a certain extend, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to meet all of our capital needs. – We cannot assure you that our business will generate cash flow from operations that anticipated revenue growth and improvement of operating efficiencies will be realized or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or curtain discretionary capital expenditures.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

LONG-TERM HEALTH CARE CENTERS

State	City	Center Name	Affiliation	Total Beds	Joined NHC
Alabama	Anniston	NHC HealthCare, Anniston	Leased(1)	151	1973
	Moulton	NHC HealthCare, Moulton	Leased(1)	136	1973
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned	135	1989
	Rossville	NHC HealthCare, Rossville	Leased(1)	112	1971
Kansas.	Chanute	Chanute HealthCare Center	Managed	77	2001
	Council Grove	Council Grove HealthCare Center	Managed	80	2001
	Haysville	Haysville HealthCare Center	Managed	119	2001
	Larned	Larned HealthCare Center	Managed	80	2001
	Sedgwick	Sedgwick HealthCare Center	Managed	62	2001
Kentucky.	Glasgow	NHC HealthCare, Glasgow	Leased(1)	194	1971
	Madisonville	NHC HealthCare, Madisonville	Leased(1)	94	1973
Massachusetts.	Greenfield	Buckley-Greenfield Health Care Center	Managed	120	1999
	Holyoke	Holyoke Health Care Center	Managed	102	1999
	Quincy	John Adams Health Care Center	Managed	71	1999
	Taunton	Longmeadow of Taunton	Managed	100	1999
Missouri	Columbia	Columbia HealthCare Center	Managed	97	2001
	Desloge	NHC HealthCare, Desloge	Leased(1)	120	1982
	Joplin	Joplin HealthCare Center	Managed	92	2001
	Joplin	NHC HealthCare, Joplin	Leased(1)	126	1982
	Kennett	NHC HealthCare, Kennett	Leased(1)	170	1982
	Macon	Macon Health Care Center	Managed	120	1982
	Osage Beach	Osage Beach Health Care Center	Managed	120	1982
	St. Charles	Charlevoix HealthCare Center	Managed	142	2001
	St. Charles	NHC HealthCare, St. Charles	Leased(1)	120	1982
	St. Louis	NHC HealthCare, Maryland Heights	Leased(1)	220	1987
	Springfield	Springfield Rehabilitation and Health Care Center	Managed	120	1982
	Town & Country	NHC HealthCare, Town & Country	Owned	200	2001
	West Plains	NHC HealthCare, West Plains	Owned(3)	120	1982
New Hampshire	Epsom	Epsom Health Care Center	Managed	108	1999
	Manchester	Maple Leaf Health Care Center	Managed	114	1999
	Manchester	Villa Crest Health Care Center	Managed	126	1999

State	City	Center Name	Affiliation	Total Beds	Joined NHC
South Carolina	Anderson	NHC HealthCare, Anderson	Leased(1)	290	1973
	Charleston	NHC HealthCare, Charleston	Owned	132	2008
	Clinton	NHC HealthCare, Clinton	Owned(3)	131	1993
	Columbia	NHC HealthCare, Parklane	Owned(3)	180	1997
	Greenwood	NHC HealthCare, Greenwood	Leased(1)	152	1973
	Greenville	NHC HealthCare, Greenville	Owned(3)	176	1992
	Laurens	NHC HealthCare, Laurens	Leased(1)	176	1973
	Lexington	NHC HealthCare, Lexington	Owned(3)	120	1994
	Mauldin	NHC HealthCare, Mauldin	Owned(3)	180	1997
	Murrells Inlet	NHC HealthCare, Garden City	Owned(3)	148	1992
	North Augusta	NHC HealthCare, North Augusta	Owned(3)	192	1991
	Sumter	NHC HealthCare, Sumter	Managed	138	1985
Tennessee	Athens	NHC HealthCare, Athens	Leased(1)	98	1971
	Chattanooga	NHC HealthCare, Chattanooga	Leased(1)	207	1971
	Columbia	Maury Regional Hospital	Managed	20	1996
	Columbia	NHC HealthCare, Columbia	Leased(1)	106	1973
	Columbia	NHC HealthCare, Hillview	Leased(1)	92	1971
	Cookeville	NHC HealthCare, Cookeville	Managed	94	1975
	Dickson	NHC HealthCare, Dickson	Leased(1)	191	1971
	Dunlap	NHC HealthCare, Sequatchie	Leased(1)	120	1976
	Farragut	NHC HealthCare, Farragut	Owned(3)	90	1998
	Franklin	NHC Place, Cool Springs	Owned	180	2004
	Franklin	NHC HealthCare, Franklin	Leased(1)	80	1979
	Hendersonville	NHC HealthCare, Hendersonville	Leased(1)	122	1987
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	160	1971
	Knoxville	NHC HealthCare, Fort Sanders	Owned(2)	172	1977
	Knoxville	Holston Health & Rehabilitation Center	Owned	109	2008
	Knoxville	NHC HealthCare, Knoxville	Leased(1)	139	1971
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Managed	96	1985
	Lawrenceburg	NHC HealthCare, Scott	Leased(1)	60	1971
	Lewisburg	NHC HealthCare, Lewisburg	Leased(1)	100	1971
	Lewisburg	NHC HealthCare, Oakwood	Leased(1)	60	1973
	McMinnville	NHC HealthCare, McMinnville	Leased(1)	150	1971
	Milan	NHC HealthCare, Milan	Leased(1)	122	1971
	Murfreesboro	AdamsPlace	Owned(3)	90	1997
	Murfreesboro	NHC HealthCare, Murfreesboro	Managed	181	1974
	Nashville	The Health Center of Richland Place	Managed	107	1992
	Nashville	McKendree Village	Managed	300	2008
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	128	1977
	Pulaski	NHC HealthCare, Pulaski	Leased(1)	102	1971
	Smithville	NHC HealthCare, Smithville	Leased(1)	114	1971
	Somerville	NHC HealthCare, Somerville	Leased(1)	72	1976
	Sparta	NHC HealthCare, Sparta	Leased(1)	120	1975
	Springfield	NHC HealthCare, Springfield	Leased(1)	107	1973
Virginia..........	Bristol	NHC HealthCare, Bristol	Leased(1)	120	1973

ASSISTED LIVING UNITS

State	City	Center	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Owned(3)	68
Arizona	Gilbert	The Place at Gilbert	Managed(4)	50
	Glendale	The Place at Glendale	Managed(4)	38
	Tucson	The Place at Tucson	Managed(4)	50
	Tucson	The Place at Tanque Verde	Managed(4)	38
Kansas.	Larned	Larned Health Care Center	Managed	19
Kentucky.	Glasgow	NHC HealthCare, Glasgow	Leased(1)	8
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased(1)	25
New Hampshire	Manchester	Villa Crest Assisted Living	Managed	29
South Carolina	Charleston	The Palmettos of Charleston	Owned	60
	Conway	The Place at Conway	Managed(4)	42
Tennessee	Dickson	NHC HealthCare, Dickson	Leased(1)	20
	Farragut	NHC Place, Farragut	Owned(3)	84
	Franklin	NHC Place, Cool Springs	Owned	46
	Gallatin	The Place at Gallatin	Managed(4)	42
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	6
	Kingsport	The Place at Kingsport	Managed(4)	44
	Murfreesboro	AdamsPlace	Owned(3)	83
	Nashville	McKendree Manor	Managed	85
	Nashville	Richland Place	Managed	24
	Smithville	NHC HealthCare, Smithville	Leased(1)	6
	Somerville	NHC HealthCare, Somerville	Leased(1)	12
	Tullahoma	The Place at Tullahoma	Managed(4)	42

RETIREMENT APARTMENTS

State	City	Retirement Apartments	Affiliation	Units	Est.
Kansas.	Larned	Larned HealthCare Center	Managed	10	2001
Missouri	St. Charles	Lake St. Charles Retirement Apartments	Leased(1)	155	1984
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased(1)	30	1986
	Johnson City	Colonial Hill Retirement Apartments	Leased(1)	63	1987
	Murfreesboro	AdamsPlace	Owned(3)	93	1997
	Nashville	McKendree Tower and Cottages	Managed	273	2008
	Nashville	Richland Place Retirement Apartments	Managed	137	1993

HOMECARE PROGRAMS

State	City	Homecare Programs	Affiliation	Est.
Florida	Carrabelle	NHC HomeCare of Carrabelle	Owned	1994
	Chipley	NHC HomeCare of Chipley	Owned	1994
	Crawfordville	NHC HomeCare of Crawfordville	Owned	1994
	Marianna	NHC HomeCare of Marianna	Owned	1994
	Merritt Island	NHC HomeCare of Merritt Island	Owned	1999
	Ocala	NHC HomeCare of Ocala	Owned	1996
	Panama City	NHC HomeCare of Panama City	Owned	1994
	Port St. Joe	NHC HomeCare of Port St. Joe	Owned	1994
	Quincy	NHC HomeCare of Quincy	Owned	1994
	Vero Beach	NHC HomeCare of Vero Beach	Owned	1997
South Carolina	Aiken	NHC HomeCare of Aiken	Owned	1996
	Greenville	NHC HomeCare of Greenville	Owned	2007
	Greenwood	NHC HomeCare of Greenwood	Owned	1996
	Laurens	NHC HomeCare of Laurens	Owned	1996
Tennessee	Athens	NHC HomeCare of Athens	Owned	1984
	Chattanooga	NHC HomeCare of Chattanooga	Owned	1985
	Columbia	NHC HomeCare of Columbia	Owned	1977
	Cookeville	NHC HomeCare of Cookeville	Owned	1976
	Dickson	NHC HomeCare of Dickson	Owned	1977
	Franklin	NHC HomeCare of Franklin	Owned	2007
	Hendersonville	NHC HomeCare of Hendersonville	Owned	2009
	Johnson City	NHC HomeCare of Johnson City	Owned	1978
	Knoxville	NHC HomeCare of Knoxville	Owned	1977
	Lawrenceburg	NHC HomeCare of Lawrenceburg	Owned	1977
	Lebanon	NHC HomeCare of Lebanon	Owned	1997
	Lewisburg	NHC HomeCare of Lewisburg	Owned	1977
	McMinnville	NHC HomeCare of McMinnville	Owned	1976
	Milan	NHC HomeCare of Milan	Owned	1977
	Murfreesboro	NHC HomeCare of Murfreesboro	Owned	1976
	Pulaski	NHC HomeCare of Pulaski	Owned	1985
	Somerville	NHC HomeCare of Somerville	Owned	1983
	Sparta	NHC HomeCare of Sparta	Owned	1984
	Springfield	NHC HomeCare of Springfield	Owned	1984

(1) Leased from NHI

(2) NHC HealthCare/Fort Sanders is owned by a separate limited partnership. The Company owns approximately 25% of the partnership interest in Fort Sanders.

(3) Acquired upon merger of NHR and NHC.

(4) Effective January 1, 2010, management contracts were terminated.

The following table includes certain information regarding Healthcare Facilities which are owned or leased by us and leased to others:

Name of Facility	Location	No. of Beds
Long-Term Care		
The Aristocrat	Naples, FL	60
The Health Center at Coconut Creek	Coconut Creek, FL	120
The Health Center of Daytona Beach	Daytona Beach, FL	73
The Imperial Health Care Center	Naples, FL	113
The Health Center of Windermere	Orlando, FL	120
Charlotte Harbor Health Care Center	Port Charlotte, FL	180
The Health Center at Standifer Place	Chattanooga, TN	544
Assisted Living		
The Place at Vero Beach	Vero Beach, FL	120
The Place at Merritt Island	Merritt Island, FL	84
The Place at Stuart	Stuart, FL	84
Standifer Place Assisted Living	Chattanooga, TN	66

ITEM 3. LEGAL PROCEEDINGS.

General and Professional Liability Lawsuits and Insurance

The long term care industry has experienced significant amounts of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2009, we and/or our managed centers are currently defendants in 38 such claims covering the years 1999 through December 31, 2009.

In 2002, we established and capitalized a wholly-owned licensed liability insurance company. Thus, since 2002, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us is provided through this wholly-owned insurance company.

Our coverages for all years include primary policies and excess policies. In 2002, deductibles were eliminated and first dollar coverage was provided through the wholly-owned insurance company, while the excess coverage was provided by a third party insuror.

For 2003-2009, both primary professional liability insurance coverage and excess coverage is provided through our wholly-owned liability insurance company. The primary coverage is in the amount of $1 million per incident, $3 million per location with an annual primary policy aggregate limit of $17.0 million for 2009, $16.0 million for 2008, and $14 million for 2007. The excess coverage is $7.5 million annual excess in the aggregate applicable to years 2003-2007 and subsequently for $9.0 million annual excess in the aggregate for years 2008-2009.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self-insured risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits, and we maintain reserves for these obligations. **It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.**

General Litigation

There is certain additional litigation incidental to our business, none of which, in management's opinion, would be material to our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The shares of common stock of National HealthCare Corporation are listed on the NYSE Amex exchange under the symbol NHC. NHC was previously listed on the American Stock Exchange until its acquisition by NYSE in October 2008. The closing price for the NHC common shares on February 26, 2010 was $36.79. On December 31, 2009, NHC had approximately 4,500 shareholders, comprised of approximately 2,300 shareholders of record and an additional 2,211 shareholders indicated by security position listings. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's common shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2008			
1st Quarter	$51.70	$45.75	$.21
2nd Quarter	53.95	45.75	.24
3rd Quarter	53.95	42.75	.24
4th Quarter	50.64	34.10	.24
2009			
1st Quarter	$51.74	$34.17	$.24
2nd Quarter	43.66	36.10	.26
3rd Quarter	40.00	34.91	.26
4th Quarter	37.74	34.32	.26

There was no repurchase or publicly announced programs to repurchase our common stock in 2008 or 2009.

Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

Since November 1, 2007, the shares of convertible preferred stock of NHC are listed on the NYSE Amex exchange under the symbol NHC.PRA. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's preferred shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2008			
1st Quarter	$15.24	$13.00	$.20
2nd Quarter	14.30	12.73	.20
3rd Quarter	14.16	12.75	.20
4th Quarter	14.00	9.00	.20
2009			
1st Quarter	$14.00	$10.21	$.20
2nd Quarter	12.40	10.48	.20
3rd Quarter	12.50	11.01	.20
4th Quarter	12.25	9.15	.20

The following table sets forth information regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	385,305	44.78	787,738
Equity compensation plans not approved by security holders ...	—	—	—
Total	385,305	44.78	787,738

The following graph and chart compare the cumulative total stockholder return for the period from December 31, 2004 through December 31, 2009 on an investment of $100 in (i) NHC's common stock, (ii) the Standard & Poor's 500 Stock Index ("S&P 500 Index") and (iii) the Standard & Poor's Health Care Index ("S&P Health Care Index"). Cumulative total stockholder return assumes the reinvestment of all dividends. Stock price performances shown in the graph are not necessarily indicative of future price performances.


Comparison of Cumulative Total Return
175.00
150.00
125.00
100.00
75.00
50.00
DOLLARS
2004 2005 2006 2007 2008 2009
NHC $100 $108 $161 $153 $153 $112
S & P 500 $100 $105 $121 $128 $81 $102
S & P Health Care Index $100 $106 $114 $123 $95 $111

ITEM 6. SELECTED FINANCIAL DATA.

The following table represents selected financial information for the five years ended December 31, 2009. The data for 2009, 2008 and 2007 has been derived from financial statements included elsewhere in this Form 10-K and should be read in conjunction with those financial statements, accompanying footnotes and Management's Discussion and Analysis.

	As of and for the Year Ended December 31,				
	2009	2008	2007(1)(2)	2006(3)	2005
	(in thousands, except per share data)				
Operating Data:					
Net operating revenues	$ 668,221	$ 633,208	$ 579,360	$ 544,005	$ 533,099
Total costs and expenses	617,349	595,656	525,800	508,679	495,691
Non-operating income	16,784	15,735	18,674	18,953	9,282
Income before income taxes	67,656	53,287	72,234	54,279	46,690
Income tax provision	27,607	16,916	26,785	17,539	18,055
Net income	40,049	36,371	45,449	36,740	28,635
Dividends to preferred shareholders	8,673	8,673	1,831	—	—
Net income available to common shareholders	31,376	27,698	43,618	36,740	28,635
Earnings per common share:					
Basic	$ 2.31	$ 2.16	$ 3.47	$ 2.99	$ 2.34
Diluted	2.31	2.11	3.36	2.85	2.24
Cash dividends declared:					
Per preferred share	$ .80	$ .80	$ .169	$ —	$ —
Per common share	1.02	.93	.810	.690	.575
Balance Sheet Data:					
Total assets	$ 788,532	$ 777,296	$ 698,408	$ 471,477	$ 410,625
Accrued risk reserves	107,456	106,000	88,382	76,471	70,290
Long-term debt, less current portion	10,000	10,000	10,000	10,381	13,568
Stockholders' equity	525,779	480,817	455,708	249,142	203,059

(1) Effective January 1, 2007, the Company adopted ASC Topic 740, *Income Taxes* (previously FIN No. 48).

(2) On October 31, 2007, the Company completed its acquisition of NHR.

(3) Effective January 1, 2006, the Company adopted ASC Topic 718, *Compensation – Stock Compensation* (previously SFAS No. 123(revised 2004).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

National HealthCare Corporation, which we also refer to as NHC or the Company, is a leading provider of long-term health care services. At December 31, 2009 we operate or manage 76 long-term health care centers with 9,772 beds in 10 states and provide other services in two additional states. These operations are provided by separately funded and maintained subsidiaries. We provide long-term health care services to patients in a variety of settings including long-term nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, hospice care, homecare programs, assisted living centers and independent living centers. In addition, we provide management and accounting services to owners of long-term health care centers.

Executive Summary

Merger of National HealthCare Corporation and National Health Realty, Inc., and Issuance of NHC Convertible Preferred Stock – On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), following the approval of the merger and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC. The acquisition has provided us with ownership of a portfolio of first class health care, retirement and assisted living centers and has enhanced our net cash flows by approximately $5,400,000 in 2009 and $4,000,000 in 2008. We estimate that we experienced a reduction in 2009 and 2008 earnings per share of approximately 14 cents and 26 cents per common share basic, respectively, and 14 cents and 25 cents per common share diluted, respectively, due to the merger. We believe, however, that the negative consequence is offset by the accretive effect that the merger has had and is expected to have in the future on NHC's free cash flow.

$75,000,000 Revolving Credit Agreement – On October 27, 2009, National HealthCare Corporation extended its Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which up to $5,000,000 may be utilized for letters of credit.

Amounts outstanding under the Credit Facility bear interest at either, (i) the Eurodollar rate plus 1.0% or (ii) the prime rate. Letter of credit fees are equal to 1.0% times the maximum amount available to be drawn under outstanding letters of credit. Commitment fees are payable on the daily unused portion of the Credit Facility at a rate of 20 basis points per annum.

As of December 31, 2009, the outstanding balance on the Credit Facility is $-0-. The entire amount of $75,000,000 is available to be drawn for general corporate purposes, including working capital and acquisitions. We obtained the line of credit to fund further growth strategies as opportunities arise.

Earnings – To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. Inflationary increases in our costs may cause net earnings from patient services to decline.

Development and Growth – We are undertaking to expand our long-term care operations while protecting our existing operations and markets. The following table lists our recent or expected construction and purchase activities.

Description	Beds	Location	Placed in Service
Addition	60	Columbia, SC	First Quarter 2007
Addition	60	Garden City, SC	First Quarter 2007
Addition	20	Franklin, TN	January 2008
Purchase	109	Knoxville, TN	January 2008
Addition	60	North Augusta, SC	June 2008
Purchase	132	Charleston, SC	August 2008
Purchase	60	Charleston, SC	August 2008
New Center	120	Bluffton, SC	January 2010
New Center	61	Mauldin, SC	March 2010

We expect to begin construction in 2010 of a new 77-bed long-term care facility in Tullahoma, Tennessee, a new 75-unit assisted living facility in Parklane, South Carolina, and a bed addition to our current Cool Springs, Tennessee assisted living facility. During 2010, we will apply for Certificates of Need for additional beds in our markets and also evaluate the feasibility of expansion into new markets by building private pay health care centers or by the purchase of existing health care centers.

In 2008, we developed an active hospice program in South Carolina independently of our partnership with Caris Healthcare. In January 2009, we purchased five hospice locations in South Carolina and opened another location in Greenville, South Carolina. This brought the total to seven hospice locations in South Carolina as of December 31, 2009.

Accrued Risk Reserves – Our accrued professional liability reserves, workers' compensation reserves and health insurance reserves totaled $107,456,000 at December 31, 2009 and are a primary area of management focus. We have set aside restricted cash and marketable securities to fund our professional liability and workers' compensation reserves.

As to exposure for professional liability claims, we have developed for our centers performance certification criteria to measure and bring focus to the patient care issues most likely to produce professional liability exposure, including in–house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which we regularly modify and improve, have produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Revenue Recognition – Third Party Payors – Approximately 64% (2009), 63% (2008), and 65% (2007) of our net operating revenues are derived from Medicare, Medicaid, and other government programs. Amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between our estimates of settlements and final determinations are reflected in operations in the year finalized. We have made provisions of approximately $18,617,000 as of December 31, 2009 for other various Medicare and Medicaid issues for current and prior year cost reports and claims reviews. Consistent with our revenue recognition policies, we will record revenues when the approved requests, including the final cost report audits, are assured. We recorded revenues of $430,000, $490,000, and $2,910,000 for such settlements in 2009, 2008, and 2007, respectively.

Revenue Recognition – Private Pay – For private pay patients in skilled nursing or assisted living facilities, we bill room and board in advance for the current month with payment being due upon receipt of the statement in the month the services are performed. Charges for ancillary, pharmacy, therapy and other services to private patients are billed in the month following the performance of services; however, all billings are recognized as revenue when the services are performed.

Accrued Risk Reserves – We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Our accrued risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis.

Professional liability remains an area of particular concern to us. The entire long term care industry has seen a dramatic increase in personal injury/wrongful death claims based on alleged negligence by nursing homes and their employees in providing care to residents. As of December 31, 2009, we and/or our managed centers are defendants in 38 such claims inclusive of years 1999 through 2009. It remains possible that those pending matters plus potential unasserted claims could exceed our reserves, which could have a material adverse effect on our financial position, results of operations and cash flows. It is also possible that future events could cause us to make significant adjustments or revisions to these reserve estimates and cause our reported net income to vary significantly from period to period.

We maintain insurance coverage for incidents occurring in all provider locations owned, leased or managed by us. The coverages include both primary policies and excess policies.

We maintain both primary and excess coverage through our own insurance subsidiary. Settlements, if any, in excess of available insurance policy limits and our own reserves would be expensed by us.

Revenue Recognition – Subordination of Fees and Uncertain Collections – We provide management services to certain long-term care facilities and to others we provide accounting and financial services. We generally charge 6% to 7% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services. Our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided. However, under the terms of our management contracts, payments for our management services are subject to subordination to other expenditures of the long-term care center being managed. Furthermore, for certain of the third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that collection is not reasonably assured, our policy is to recognize income only in the period in which the amounts are realized. We may receive payment for the unpaid and unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur. The realization of such previously unrecognized revenue could cause our reported net income to vary significantly from period to period.

We agree to subordinate our fees to the other expenses of a managed center because we believe we know how to improve the quality of patient services and finances of a long-term care center and because subordinating our fees demonstrates to the owner and employees of the managed center how confident we are of the impact we can have in making the center operations successful. We may continue to provide services to certain managed centers despite not being fully paid currently so that we may be able to collect unpaid fees in the future from improved operating results and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. Also, we may benefit from providing other ancillary services to the managed center.

See Notes 3, 4 and 5 to the Consolidated Financial Statements regarding our relationships with National, NHI and centers previously owned by NHI and the recognition of management fees from long-term care centers owned by these parties.

Credit Losses – Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses. We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with ASC Topic 310, *Receivables* (previously SFAS No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15."). It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time. We continually review and refine our estimation process to make it as reactive to these changes as possible. However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Potential Recognition of Deferred Income – During 1988, we sold the assets of eight long-term health care centers to National Health Corporation ("National"), our administrative general partner at the time of the sale. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December, 2007 with the collection of the $10,000,000 note from National. $3,745,000 of the deferred gain has been amortized into income on a straight-line basis over the 20-year management contract period. Additional deferred income of $2,000,000 will be recognized when the Company no longer has an obligation to advance the $2,000,000 working capital loan, which was extended until January 20, 2018 with the extension of the management agreement.

Uncertain Tax Positions – NHC continually evaluates for uncertain tax positions. These uncertain positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for our uncertain tax positions including related penalties and interest. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with limited need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which contain accounting policies and other disclosures required by generally accepted accounting principles.

Results of Operations

The following table and discussion sets forth items from the consolidated statements of income as a percentage of net revenues for the audited years ended December 31, 2009, 2008 and 2007.

Percentage of Net Revenues

Year Ended December 31,	2009	2008	2007
Revenues:			
Net patient revenues	90.8%	89.8%	90.3%
Other revenues	6.8	7.8	6.6
Net operating revenues	97.6	97.6	96.9
Costs and Expenses:			
Salaries, wages and benefits	54.1	53.6	54.6
Other operating	27.5	29.4	29.4
Recovery of notes receivable	—	—	(2.3)
Recognition of deferred gain – National	—	—	(1.7)
Gain on sale of assets	—	—	(1.8)
Rent	4.7	4.9	6.7
Depreciation and amortization	3.7	3.8	2.8
Interest	.1	.1	.2
Total costs and expenses	90.1	91.8	87.9
Income before non-operating income	7.5	5.8	9.0
Non-operating income	2.4	2.4	3.1
Income before income taxes	9.9	8.2	12.1
Income tax provision	(4.0)	(2.6)	(4.5)
Net Income	5.9	5.6	7.6
Dividends to preferred shareholders	(1.3)	(1.3)	(.3)
Net income available to common shareholders	4.6	4.3	7.3

The following table sets forth the increase in certain items from the consolidated statements of income as compared to the prior period.

Period to Period Increase (Decrease)

	2009 vs. 2008		2008 vs. 2007	
(dollars in thousands)	Amount	Percent	Amount	Percent
Revenues:				
Net patient revenues	$ 38,535	6.6	$ 43,296	8.0
Other revenues	(3,522)	(7.0)	10,552	26.6
Net operating revenues	35,013	5.5	53,848	9.3
Costs and Expenses:				
Salaries, wages and benefits	22,774	6.5	21,489	6.6
Other operating	(2,433)	(1.3)	14,929	8.5
Recovery of notes receivable	—	—	13,571	100.0
Recognition of deferred gain – National	—	—	10,000	100.0
Gain on sale of assets	—	—	11,108	100.0
Rent	898	2.9	(8,752)	(21.8)
Depreciation and amortization	611	2.5	7,810	45.9
Interest	(157)	(18.0)	(299)	(25.5)
Total costs and expenses	21,693	3.6	69,856	13.3
Income before non-operating income	13,320	35.4	(16,008)	(29.9)
Non-operating income	1,049	6.7	(2,939)	(15.7)
Income before income taxes	14,369	27.0	(18,947)	(26.2)
Income tax provision	10,691	63.2	9,869	36.8
Net Income	3,678	10.1	(9,078)	(20.0)
Dividends paid to preferred shareholders	—	—	(6,842)	(373.7)
Net income available to common shareholders	$ 3,678	13.3	$(15,920)	(36.5)

Our long-term health care services, including therapy and pharmacy services, provided 91.0%, 91.4%, and 91.8% of net patient revenues in 2009, 2008, and 2007, respectively. Homecare programs provided 9.0%, 8.6%, and 8.2% of net patient revenues in 2009, 2008, and 2007, respectively.

The overall average census in owned and leased health care centers for 2009 was 92.0% compared to 92.5% in 2008 and 2007.

Approximately 64% (2009), 63% (2008), and 65% (2007) of our net operating revenues are derived from Medicare, Medicaid, and other government programs. As discussed above in the Application of Critical Accounting Policies section, amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. See Application of Critical Accounting Policies for discussion of the effects that this revenue concentration and the uncertainties related to such revenues have on our revenue recognition policies.

Government Program Financial Changes

Cost containment will continue to be a priority for Federal and State governments for health care services, including the types of services we provide. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress has passed a number of laws that have effected major changes in the Medicare and Medicaid programs. The Balanced Budget Act of 1997 sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid to various providers. In February 2006, Congress enacted the Deficit Reduction Act, or DRA, which reduced net Medicare and Medicaid spending, and in December 2006, Congress passed the Tax Relief and Health Care Act of 2006, which also affects payments under the Medicare and Medicaid programs.

Medicare—

Effective October 1, 2009, our PPS rates were decreased by a net of 1.1%. There was an inflationary increase of 2.2%, but there was also a recalibration of the nursing weights resulting in a reduction of 3.3%. The net impact of the adjustments was a reduction of 1.1% to PPS rates. Our annual 2009 Medicare revenues increased $9,088,000, or 6.1%, over our annual 2008 Medicare revenues. The inflation update (or market basket increase) was 3.4% in 2008 and 3.3% in 2007.

Overall our average Medicare per diem increased 3.8% in 2009 compared to 2008. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted.

Medicaid—

Tennessee annual Medicaid rate increases were implemented effective July 1, 2009. Tennessee Medicaid only funded 20% of the normal rate increases for all Skilled and Intermediate providers. We estimate the resulting increase in revenue from this payment source was approximately $89,000 per quarter.

Missouri Medicaid funded a global rate increase for all providers of $6.15 per day effective July 1, 2009. The quarterly effect of these rate increases was approximately $345,000.

South Carolina annual Medicaid rate increases were implemented effective October 1, 2009. We estimate the resulting increase in revenue was approximately $682,000 per quarter.

Overall our average Medicaid per diem increased 3.0% in 2009 compared to 2008. We face challenges with respect to states' Medicaid payments, because many currently do not cover the total costs incurred in providing care to those patients. States will continue to control Medicaid expenditures and also look for adequate funding sources, including provider assessments. The DRA includes several provisions designed to reduce Medicaid spending. These provisions include, among others, provisions strengthening the Medicaid asset transfer restrictions for persons seeking to qualify for Medicaid long-term care coverage, which could, due to the timing of the penalty period, increase facilities' exposure to uncompensated care. Other provisions could increase state funding for home and community-based services, potentially having an impact on funding for nursing facilities. There is no assurance that the funding for our services will increase or decrease in the future.

2009 Compared to 2008

Results for 2009 compared to 2008 include a 5.5% increase in net operating revenues and a 27.0% increase in net income before income taxes.

Net patient revenues increased $38,535,000 or 6.6% compared to the same period last year. Medicare, Medicaid and private pay per diem rates increased 3.8%, 3.0% and 4.8%, respectively, in 2009 compared to 2008. Additionally, the January 1, 2009 acquisition of five hospice locations in South Carolina and the acquisition of a 132-bed skilled nursing and rehabilitation facility and 60-bed assisted living facility located in Charleston, South Carolina, effective August 1, 2008 added approximately $13,334,000 in net patient revenues. Homecare operations also increased net patient revenues in the amount of $6,131,000.

Other revenues this year decreased $3,522,000 or 7.0% to $46,632,000. Other revenues in 2009 include management and accounting service fees of $17,845,000 ($18,496,000 in 2008) and insurance services revenue of $14,560,000 ($16,690,000 in 2008). Rental income decreased $509,000 in 2009 compared to 2008. NHC provided management services for 26 skilled nursing centers, 12 assisted living facilities, and accounting and financial services for 28 centers in both 2009 and 2008. Effective January 1, 2010, we will no longer manage eight of the twelve assisted living facilities. Included in other revenues for these eight facilities was $948,000 and $938,000 for 2009 and 2008, respectively. We do not expect the discontinuation of these management services to have a material effect on our operating results. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* for a discussion of the factors that may cause management fee revenues to fluctuate from period to period.

Non-operating income in 2009 increased $1,049,000 or 6.7% to $16,784,000. The increase is due primarily to the increase in equity in earnings of our unconsolidated investments in Caris Healthcare, L.P. ($1,123,000).

Total costs and expenses for 2009 increased $21,693,000 or 3.6% to $617,349,000 from $595,656,000 in 2008. Salaries, wages and benefits, the largest operating costs of this service company, increased $22,774,000 or 6.5% to $370,708,000 from $347,934,000. Other operating expenses decreased $2,433,000 or 1.3% to $188,145,000 for 2009 compared to $190,578,000 in 2008. Rent expense increased $898,000 or 2.9% to $32,351,000. Depreciation and amortization increased 2.5% to $25,429,000. Interest costs decreased to $716,000.

Increases in salaries, wages and benefits are due to increased staffing due to the acquisition of a 132-bed skilled health care facility and 60-bed assisted living facility in Charleston, South Carolina ($3,462,000) in August 2008, the acquisition of five hospice locations in South Carolina ($4,702,000) in January 2009, increased costs for therapist services ($2,962,000), increased costs for homecare services ($3,587,000), and inflationary wage increases.

Other operating expenses decreased due to favorable professional liability results of approximately $11,795,000 in 2009 compared to the prior year. The decreased costs were offset in part by increases in costs at newly acquired long-term care and assisted living facilities in Charleston, South Carolina ($1,781,000), the costs of five hospice locations newly purchased in South Carolina ($3,398,000), homecare expenses ($2,504,000) and inflationary increases.

Rent expense in the 2009 period increased by approximately $898,000 compared to the prior year due to increased percentage rent to National Health Investors, Inc. (NHI) of $227,187. Percentage rent to NHI is equal to 4% of the increase in facility revenues over the 2007 revenues, the base year of the lease agreement.

Depreciation expense increased primarily due to the acquisition or construction of depreciable assets in the last year. The increase in depreciation for the twelve months ended December 31, 2009 was $611,000.

The decrease in interest costs is due primarily to the Company paying off the revolving credit facility during the fourth quarter of 2009.

The income tax provision for 2009 is $27,607,000 (an effective tax rate of 40.8%). The income tax provision and effective tax rate for 2009 were favorably impacted by statute of limitations expirations and adjustment to unrecognized tax benefits resulting in a benefit to the provision of $1,553,000 composed of $941,000 tax and $612,000 interest and penalties on permanent differences, or 2.3% of income before taxes in 2009. The income tax provision and effective tax rate for 2009 were unfavorably impacted by adjustments to unrecognized tax benefits resulting in an increase in the tax provision of $4,179,000 composed of $2,589,000 tax and $1,591,00 interest and penalties or 6.2% of income before taxes in 2009. The income tax provision for 2008 is $16,916,000 (an effective tax rate of 31.7%). The income tax provision and effective tax rate for 2008 were favorably impacted by statute of limitations expirations of $4,086,000 composed of $2,067,000 tax and $904,000 interest and penalties on permanent differences, and $1,115,000 interest and penalties on temporary differences, or 7.7% of income before taxes in 2008.

The effective tax rate for 2010 is expected to be in the range of 35% to 39%.

2008 Compared to 2007

Results for 2008 compared to 2007 include an 9.3% increase in net operating revenues and a 41.9% increase in net income before income taxes after removing from consideration the recovery of notes receivable previously written off ($13,571,000), the recognition of deferred gain ($10,000,000) and the gain on sale of assets ($11,108,000), all occurring in the 2007 period.

Net patient revenues increased $43,296,000 or 8.0% compared to the same period last year. Medicare, Medicaid and private pay per diem rates increased 1.8%, 3.2% and 6.2%, respectively, in 2008 compared to 2007. Additionally, the January 2, 2008 acquisition of a 109-bed skilled nursing and rehabilitation facility located in Knoxville, Tennessee, the June 2008 completion of a 60-bed addition to our existing North Augusta, South Carolina facility, and the August 2008 acquisition of a 132-bed skilled nursing and rehabilitation facility and a 60-bed assisted living facility located in Charleston, South Carolina added approximately $11,952,000 to net patient revenue.

Other operating revenues in 2008 increased $10,552,000 or 13.1% to $50,154,000. Other operating revenues in 2008 include management and accounting service fees of $18,496,000 ($16,799,000 in 2007) and insurance services revenue of $16,690,000 ($15,914,000 in 2007). Rental income increased $9,195,000 in 2008 compared to 2007. NHC provided accounting and financial services for 28 facilities in both 2008 and 2007. The increase in rental income is due primarily to (1) rental revenues from nine Florida facilities received in the October 31, 2007 merger with NHR ($6,392,000) and (2) rental revenues from the November 1, 2007 purchase of the real estate of a 544-bed long-term care center and 66 unit assisted living center located in Chattanooga, Tennessee ($2,000,000). See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* for a discussion of the factors that may cause management fee revenues to fluctuate from period to period.

Non-operating income in 2008 decreased $2,939,000 or 15.7% to $15,735,000. The decrease was due in part from interest income ($4,117,000) and dividends and other realized gains on securities ($427,000). The decrease was offset due to an increase of $1,626,000 in the amount of the equity in earnings of our unconsolidated investment (Caris Healthcare, L.P.). Interest income decreased in 2008 compared to 2007 due primarily to decreased investments caused by the expenditure by NHC of approximately $89,600,000 in cash to complete the merger with NHR effective October 31, 2007. Further, interest income decreased in 2008 compared to 2007 due to the collection of notes receivable of $13,571,000 occurring in the second quarter ($6,195,000) and fourth quarter ($7,376,000) of 2007.

Total costs and expenses for 2008 increased $69,856,000 or 13.3% to $595,656,000 from $525,800,000 in 2007. Salaries, wages and benefits, the largest operating costs of this service company, increased $21,489,000 or 6.6% to $347,934,000 from $326,445,000. Other operating expenses increased $14,929,000 or 8.5% to $190,578,000 for 2008 compared to $175,649,000 in 2007. Rent expense decreased $8,752,000 or 21.8% to $31,453,000 due primarily to reduction in rent expense due to the October 31, 2007 merger with NHR. Depreciation and amortization increased 45.9% to $24,818,000. Interest costs decreased 25.5% to $873,000.

Costs and expenses in 2007 included $13,571,000 from the recovery of notes receivable which had previously been written off, $10,000,000 for the recognition of a previously deferred gain, and $11,108,000 on the sale of land.

Increases in salaries, wages and benefits are due to increased staffing due to the acquisition of two long-term health care facilities (241 long-term beds) and a 60-bed assisted living facility and due to the completion of construction of a 60-bed addition to an existing facility ($7,281,000), increased costs for therapist services ($4,211,000), increases in the provision for workers' compensation and health insurance claims ($983,000) and inflationary wage increases. Increases in other operating costs are due to the bed additions mentioned above ($5,856,000) and inflationary increases.

Rent expense in the 2008 period declined by approximately $8,752,000 compared to the same period last year because NHC is no longer paying rent to NHR after the October 31, 2007 merger between the two companies. This decline in rent expense is offset in part due to increased percentage rent to NHI ($530,000). Percentage rent to NHI is equal to 4% of the increase in facility revenues over the 2007 base year revenues.

Depreciation expense increased primarily due to the acquisition of depreciable assets in the last year. The merger with NHR completed on October 31, 2007 added depreciable real property of $247,649,000 and the net increase in depreciation in the twelve months ended December 31, 2008 was $7,810,000.

The decrease in interest costs is primarily due to recording capitalized interest for construction projects financed internally of approximately $150,000 in the current period compared to $26,000 in the period ended December 31, 2007. Furthermore, the weighted average interest rate for our debt decreased to 1.1% in 2008 from 7.5% in 2007 due to new financing.

The income tax provision for 2008 is $16,916,000 (an effective tax rate of 31.7%). The income tax provision and effective tax rate for 2008 were favorably impacted by statute of limitations expirations of $4,086,000 composed of $2,067,000 tax and $904,000 interest and penalties on permanent differences, and $1,115,000 interest and penalties on temporary differences under ASC 740, (previously FIN 48), or 7.7% of income before taxes in 2008. The income tax provision for 2007 is $26,785,000 (an effective tax rate of 37.1%). The income tax provision and effective tax rate for 2007 were impacted by statute of limitations expirations of $1,504,000 (including $499,000 of interest and penalties) under FIN 48, or 2.1% of income before taxes in 2007.

Liquidity, Capital Resources and Financial Condition

Sources and Uses of Funds – Our primary sources of cash include revenues from the healthcare and senior living facilities we operate, insurance services, management services and accounting services. Our primary uses of cash include salaries, wages and other operating costs of our home office and the facilities we operate, the cost of additions to and acquisitions of real property, rent expenses, debt service payments (including principal and interest) and dividend distributions. These sources and uses of cash are reflected in our Consolidated Statements of Cash Flows and are discussed in further detail below. The following is a summary of our sources and uses of cash flows (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	12/31/07	12/31/08	$	%	12/31/09	$	%	$	%
Cash and Cash equivalents at beginning of period	$ 50,678	$ 2,379	$ (48,299)	(95)	$ 49,033	$ 46,654	196	$ (1,645)	(3)
Cash provided from (used in) operating activities	47,824	56,881	9,057	19	85,150	28,269	50	37,326	78
Cash provided from (used in) investing activities	(120,838)	(11,117)	109,721	91	(39,185)	(28,068)	(252)	81,653	68
Cash provided from (used in) financing activities	24,715	890	(23,825)	(96)	(55,976)	(56,866)	(639)	(80,691)	(327)
Cash and cash equivalents at end of period	$ 2,379	$ 49,033	$ 46,654	1,961	$ 39,022	$(10,011)	(20)	$ 36,643	154

Operating Activities – Net cash provided by operating activities for the year ended December 31, 2009, was $85,150,000 as compared to $56,881,000 for 2008, and $47,824,000 for 2007. Cash provided by operating activities for the current year benefited from decreases in restricted cash and accounts receivable and also benefited from increases in other current liabilities and accrued risk reserves, amounts due third party payors, and other noncurrent liabilities. The increases were offset by an increase in federal income taxes receivable and decreases in accrued payroll and accounts payable. The acquisition of NHR enhanced operating cash flows by approximately $5,400,000 in 2009 and $4,000,000 in 2008.

The decrease in accounts receivable was due to collections and timing of payments. The decreases in accounts payable and accrued payroll were due to timing of payments.

The increase in other current liabilities and accrued risks reserves accounted for $4,434,000 in 2009, $17,647,000 in 2008, and $13,753,000 in 2007 of the cash provided by operating activities. If the risks materialize as expected, which may not be finally known for several years, they will require the use of our restricted cash.

Investing Activities – Cash used in investing activities totaled $39,185,000 for the year ended December 31, 2009, as compared to $11,117,000 for 2008 and $120,838,000 for 2007. Cash used for property and equipment additions was $44,064,000 for the year ended December 31, 2009 and $42,660,000 in the comparable period in 2008. Investments in notes receivable totaled $8,326,000 in 2009 compared to $5,914,000 in 2008. Cash provided by net collections of notes receivable was $5,017,000 in 2009 compared to $4,902,000 in 2008. The collections of our investment in the cash fund in liquidation balance totaled $7,804,000 cash provided in 2009 compared to $25,528,000 cash provided in 2008.

Construction costs included in additions to property and equipment in 2009 includes $16,100,000 for a new 120-bed long-term health care center under construction in Bluffton, South Carolina and $5,000,000 for a new 60-bed assisted living facility under construction in Mauldin, South Carolina. Both of these facilities are opening during the first quarter of 2010. The remaining $22,964,000 of additions to property and equipment were for capital improvements at our 50 leased or owned centers. A note receivable investment was made in the amount of $8,049,000 to a third party healthcare provider in which we provide financial/accounting services. The purchase of marketable securities was transferred out of restricted cash to earn a better rate of return.

Financing Activities – Net cash used in financing activities totaled $55,976,000 for the year ended December 31, 2009 compared to cash provided by financing activities of $890,000 in 2008 and $24,715,000 in 2007. Payments on debt were $50,502,000 in 2009 compared to $7,433,000 in 2008. Dividends paid to common shareholders for the year were $13,508,000 compared to $11,543,000 in 2008. Dividends paid to preferred shareholders were $8,673,000 in 2009 compared to $8,336,000 in 2008. Proceeds from the issuance of common stock, primarily from the exercise of stock options, total $15,395,000 compared to $6,663,000 in the prior period. Tax benefits from the exercise of stock options provided cash of $1,566,000 in 2009 and $1,549,000 in 2008.

During the fourth quarter of 2009, $50,500,000 was repaid on our revolving credit facility. The 2008 borrowing was used to repay $30,000,000 in restricted cash used to fund the acquisition of NHR and to fund 2008 acquisitions and improvements.

Investment in Cash Fund in Liquidation – We invested in the Columbia Strategic Cash Portfolio Fund (the "Fund") for a number of years and prior to December 7, 2007, we had considered the investment to be a cash equivalent because the funds were immediately available for distribution. On December 7, 2007, the Fund's manager notified us that (1) cash redemptions were suspended; (2) the Fund's valuation will be based on the market value of the underlying securities, whereas historically the Fund's valuation was based on amortized cost; (3) interest would continue to accrue; and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the fund holders.

Our investment in the Fund totaled $39,500,000 on December 7, 2007. Since that date, we have received cash distributions of $37,170,000 and reported realized losses of $2,330,000. At December 31, 2009, our investment in the Fund totaled $-0-.

Since the December 7, 2007 notice from the Fund's manager, we have not considered our investment in the Fund to be a cash equivalent due to the suspension of Fund redemptions. As the Fund was liquidated, we received our pro rata share of the Fund in cash distributions. We reported the cash distributions received as cash flows from investing activities in our Consolidated Statements of Cash Flows.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to December 31, 2009 are as follows (in 000's):

	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt principal	$ 10,000	$ —	$ —	$ —	$ 10,000
Long-term debt – interest	2,211	276	553	553	829
Obligations to complete construction	19,260	19,260	—	—	—
Operating leases	404,400	33,700	67,400	67,400	235,900
Total Contractual Cash Obligations	$435,871	$53,236	$67,953	$67,953	$246,729

Income taxes payable for uncertain tax positions under ASC 740 (previously FIN 48) of $8,680,000 attributable to permanent differences, at December 31, 2009 has not been included in the above table because of the inability to estimate the period in which payment is expected to occur. See Note 14 of the Consolidated Financial Statements for a discussion on income taxes.

Short-term liquidity – Effective October 27, 2009, we extended the maturity of our $75,000,000 revolving credit agreement to October 26, 2010. At December 31, 2009, we do not have any funds borrowed against the credit agreement. The entire amount of $75,000,000 is available to be drawn for general corporate purposes, including working capital and acquisitions.

As to short-term liquidity commitments, NHC has entered into agreements to complete several construction projects. At December 31, 2009, we are obligated on construction contracts in the amount of approximately $19,260,000, all of which is expected to require funding within the next twelve months.

We expect to meet our short-term liquidity requirements primarily from our cash flows from operating activities. In addition to cash flows from operations, our current cash on hand of $39,022,000, marketable securities of $71,280,000 and as needed, our borrowing capacity, are expected to be adequate to meet our contractual obligations and to finance our operating requirements and our growth and development plans in the next twelve months.

Long-term liquidity – Our $75,000,000 revolving credit agreement matures on October 26, 2010. We currently anticipate renewing the credit agreement at that time. While we have had no indication from the lender there is any question about renewal, there has been no commitment at this time. We entered into this loan originally on October 30, 2007, and have renewed the loan twice, with a one year maturity. At the inception and at each renewal, the lender offered alternative notes with longer maturities, but the Company chose a one-year maturity because of the terms. If we have an outstanding balance and are not able to refinance our debt as it matures, we will be required to use our cash and marketable securities to meet our debt obligations. This will limit our ability to fund future growth opportunities.

Our ability to refinance the credit agreement, to meet our long-term contractual obligations and to finance our operating requirements, growth and development plans will depend upon our future performance, which will be affected by business, economic, financial and other factors, including potential changes in state and federal government payment rates for healthcare, customer demand, success of our marketing efforts, pressures from competitors, and the state of the economy, including the state of financial and credit markets.

Guarantees and Contingencies

We started paying quarterly dividends in the second quarter of 2004. Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

At December 31, 2009, we have no guaranteed debt obligations.

We have no outstanding letters of credit. We may or may not in the future elect to use financial derivative instruments to hedge interest rate exposure in the future. At December 31, 2009, we did not participate in any such financial investments.

Impact of Inflation – Inflation has remained relatively low during the past three years. However, rates paid under the Medicare and Medicaid programs do not necessarily reflect all inflationary changes and are subject to cuts unrelated to inflationary costs. Therefore, there can be no assurance that future rate increases will be sufficient to offset future inflation increases in our labor and other health care service costs.

Other Matters – On July 24, 2009, the Company received a civil investigative demand from the Tennessee Attorney General's Office, requesting production of documents related to NHC's business relationships with non-profit entities. The Company is in the process of responding to the demand and will comply as required with the terms of the demand.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for the impact of new accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased. As a result of the short-term nature of our cash instruments, a hypothetical 10% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

Approximately $20.3 million of our notes receivable bear interest at fixed interest rates. As the interest rates on these notes receivable are fixed, a hypothetical 10% change in interest rates would have no impact on our future earnings and cash flows related to these instruments.

Approximately $6.5 million of our notes receivable bear interest at variable rates (generally at the prime rate plus 2%). Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest income of approximately $33,000.

As of December 31, 2009, none of our current or long-term debt bears interest at fixed interest rates. All of our debt ($10.0 million at December 31, 2009) bears interest at variable rates. Because the interest rate of this instrument is variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest expense of approximately $28,000.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to approvals by our senior officers.

Equity Price Risk

We consider the majority of our investments in marketable securities as available for sale securities and unrealized gains and losses that are not considered to be other-than-temporary are recorded in stockholders' equity in accordance with ASC Topic 320, *Investments – Debt and Equity Securities* (previously SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). The investments in marketable securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. Hypothetically, a 10% increase in quoted market prices would result in a related 10% increase in the fair value of our investments in marketable securities of $9,063,000 and a 10% reduction in quoted market prices would result in a related 10% decrease in the fair value of our investments in marketable securities of approximately $9,063,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheet of National HealthCare Corporation as of December 31, 2009 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National HealthCare Corporation at December 31, 2009 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National HealthCare Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2010, expressed an unqualified opinion thereon.


Ernst + Young LLP

Nashville, Tennessee
March 2, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheet of National HealthCare Corporation as of December 31, 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National HealthCare Corporation at December 31, 2008 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 14 of the consolidated financial statements, effective January 1, 2007, the Company changed its method for accounting for uncertain income tax positions due to the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.*

BDO Seidman, LLP

Nashville, Tennessee
March 5, 2009

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Income

(in thousands, except share and per share amounts)

Years Ended December 31	2009	2008	2007
Revenues:			
Net patient revenues	$ 621,589	$ 583,054	$ 539,758
Other revenues	46,632	50,154	39,602
Net operating revenues	668,221	633,208	579,360
Costs and Expenses:			
Salaries, wages and benefits	370,708	347,934	326,445
Other operating	188,145	190,578	175,649
Recovery of notes receivable	—	—	(13,571)
Recognition of deferred gain	—	—	(10,000)
Gain on sale of assets	—	—	(11,108)
Rent	32,351	31,453	40,205
Depreciation and amortization	25,429	24,818	17,008
Interest	716	873	1,172
Total costs and expenses	617,349	595,656	525,800
Income Before Non-Operating Income	50,872	37,552	53,560
Non-Operating Income	16,784	15,735	18,674
Income Before Income Taxes	67,656	53,287	72,234
Income Tax Provision	27,607	16,916	26,785
Net Income	40,049	36,371	45,449
Dividends to Preferred Shareholders	(8,673)	(8,673)	(1,831)
Net Income Available to Common Shareholders	$ 31,376	$ 27,698	$ 43,618
Earnings Per Common Share:			
Basic	$ 2.31	$ 2.16	$ 3.47
Diluted	$ 2.31	$ 2.11	$ 3.36
Weighted Average Common Shares Outstanding:			
Basic	13,562,850	12,834,630	12,562,347
Diluted	13,577,676	13,133,419	12,993,930

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2009	2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 39,022	$ 49,033
Restricted cash	96,934	119,407
Marketable securities	71,280	54,682
Restricted marketable securities	19,350	1,537
Investment in cash fund in liquidation	—	7,804
Accounts receivable, less allowance for doubtful accounts of $3,502 and $5,017, respectively	62,129	70,728
Notes receivable	189	189
Inventories	7,393	7,142
Prepaid expenses and other assets	1,074	1,246
Federal income tax receivable	3,470	—
Deferred income taxes	—	984
Total current assets	300,841	312,752
Property and Equipment:		
Property and equipment, at cost	608,753	571,960
Accumulated depreciation and amortization	(181,177)	(158,478)
Net property and equipment	427,576	413,482
Other Assets:		
Deposits	323	529
Goodwill	5,978	3,033
Notes receivable	26,616	20,389
Notes receivable from National	—	2,918
Deferred income taxes	15,555	13,672
Investments in limited liability companies and other	11,643	10,521
Total other assets	60,115	51,062
Total assets	$ 788,532	$ 777,296

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2009	2008
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ —	$ 50,502
Trade accounts payable	10,909	13,809
Accrued payroll	46,149	48,480
Amounts due to third party payors	18,617	15,594
Accrued risk reserves	107,456	106,000
Deferred income taxes	8,427	—
Other current liabilities	15,117	12,139
Dividends payable	5,729	5,291
Accrued interest	81	104
Total current liabilities	212,485	251,919
Long-Term Debt, less Current Portion	10,000	10,000
Other Noncurrent Liabilities	22,633	15,807
Deferred Lease Credits	2,423	3,635
Deferred Revenue	15,212	15,118
Commitments, Contingencies and Guarantees		
Stockholders' Equity:		
Series A Convertible Preferred Stock; $.01 par value; 25,000,000 shares authorized; 10,841,062 shares issued and outstanding; stated at liquidation value of $15.75 per share	170,555	170,555
Common stock, $.01 par value; 30,000,000 shares authorized; 13,717,701 and 13,031,696 shares, respectively, issued and outstanding	137	130
Capital in excess of par value	130,867	113,580
Retained earnings	197,140	179,710
Unrealized gains on marketable securities, net of taxes	27,080	16,842
Total stockholders' equity	525,779	480,817
Total liabilities and stockholders' equity	$ 788,532	$ 777,296

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	2009	2008	2007
Cash Flows From Operating Activities:			
Net income	$ 40,049	$ 36,371	$ 45,449
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,429	24,818	17,008
Recovery of notes receivable	—	—	(7,376)
Provision for doubtful accounts receivable	(1,121)	2,464	2,764
Realized loss on sale of marketable securities, including other-than-temporary charges	—	2,160	760
Gain on sale of South Carolina land	—	—	(10,967)
Amortization of deferred charges	—	(322)	(10,472)
Equity in earnings of unconsolidated investments	(8,679)	(7,556)	(5,951)
Distributions from unconsolidated investments	7,216	—	—
Deferred income taxes	1,380	(4,489)	10,693
Stock-based compensation	1,134	2,150	2,318
Changes in operating assets and liabilities:			
Restricted cash	4,448	(17,169)	(6,268)
Accounts (and other) receivables	9,720	(4,979)	(5,314)
Income tax receivable	(3,470)	—	—
Inventories	(251)	(488)	(103)
Prepaid expenses and other assets	172	681	12
Trade accounts payable	(2,900)	391	122
Accrued payroll	(2,331)	1,688	1,945
Amounts due to third party payors	3,023	3,255	559
Accrued interest	(23)	58	(12)
Other current liabilities and accrued risk reserves	4,434	17,647	13,753
Entrance fee deposits	94	201	(52)
Other noncurrent liabilities	6,826	—	(1,044)
Net cash provided by operating activities	85,150	56,881	47,824
Cash Flows From Investing Activities:			
Additions to and acquisitions of property and equipment	(44,064)	(42,660)	(19,157)
Disposals of property and equipment	384	248	346
Acquisition of NHR, net of cash acquired	—	—	(91,070)
Decrease in deposits for land acquisition	—	941	—
Investments in notes receivable	(8,326)	(5,914)	(3,903)
Collections of notes receivable	5,017	4,902	17,472
Cash acquired in purchase of facility	—	—	3,704
Decrease in restricted cash	18,025	—	—
Purchase of marketable securities	(18,025)	(377)	—
Changes in cash fund in liquidation	7,804	25,528	(35,987)
Sale of marketable securities	—	225	5,236
Distributions from unconsolidated investments	—	5,990	2,521
Net cash used in investing activities	(39,185)	(11,117)	(120,838)
Cash Flows From Financing Activities:			
Proceeds from debt	—	50,500	—
Payments on debt	(50,502)	(7,433)	(2,690)
Tax benefit from exercise of stock options	1,566	1,549	1,177
Dividends paid to preferred shareholders	(8,673)	(8,336)	—
Dividends paid to common shareholders	(13,508)	(11,543)	(9,769)
Restricted cash to fund (repay) the acquisition of NHR	—	(30,000)	30,000
Issuance of common shares	15,395	6,663	5,977
(Increase) decrease in deposits	206	(441)	13
Other	(460)	(69)	7
Net cash provided by (used in) financing activities	(55,976)	890	24,715
Net Increase (Decrease) in Cash and Cash Equivalents	(10,011)	46,654	(48,299)
Cash and Cash Equivalents, Beginning of Period	49,033	2,379	50,678
Cash and Cash Equivalents, End of Period	$ 39,022	$ 49,033	$ 2,379

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Cash Flows

(continued)

Year Ended December 31	2009	2008	2007
(in thousands)			
Supplemental Information:			
Cash payments for interest	$ 869	$ 965	$ 800
Cash payments for income taxes	21,585	15,488	19,629
Effective January 7, 2008, cash proceeds that were being held by a facilitator pending the completion of an IRC §1031 exchange were disbursed to acquire property and equipment			
Acquisition of property and equipment	$ —	$(11,420)	$ —
Deposits reserved for land acquisition	—	11,420	—
Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina. The proceeds are being held by a facilitator pending completion of an IRS §1031 exchange			
Gain on sale of land	$ —	$ —	$ 10,967
Land	—	—	1,394
Deposits reserved for land acquisition	—	—	(12,361)
Effective November 1, 2007, NHC acquired the assets and assumed certain liabilities of a 544 bed long-term health care center and a 66-unit assisted living facility. The consideration given was first mortgage bonds owned by us.			
Real and personal property	$ —	$ —	$(10,829)
Current assets acquired	—	—	(5,876)
Current liabilities assumed	—	—	1,945
First mortgage revenue bonds	—	—	14,760

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Shareholders' Equity

(in thousands, except for share and per share amounts)

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2006	—	$ —	12,519,671	$ 125	$ 93,751	$129,681	$25,585	$249,142
Net income						45,449		45,449
Unrealized losses on securities (net of tax benefit of $3,392)	—	—	—	—	—	—	(4,925)	(4,925)
Total comprehensive income								40,524
Preferred shares issued to complete merger of NHR	10,841,062	170,555	—	—	—	—	—	170,555
Investment surrendered in merger (net of tax benefit of $1,906)	—	—	—	—	—	—	(2,858)	(2,858)
Stock option compensation	—	—	—	—	2,318	—	—	2,318
Tax benefit from exercise of stock options	—	—	—	—	1,177	—	—	1,177
Shares sold - stock purchase plans (including 229,480 options exercised)	—	—	238,236	2	5,975	—	—	5,977
Cumulative impact of a change in accounting for income tax uncertainties pursuant to FIN 48	—	—	—	—	—	900	—	900
Dividends declared to preferred shareholders ($0.1689 per share)	—	—	—	—	—	(1,831)	—	(1,831)
Dividends declared to common shareholder ($0.81 per share)	—	—	—	—	—	(10,196)	—	(10,196)
Balance at December 31, 2007	10,841,062	$ 170,555	12,757,907	$ 127	$ 103,221	$ 164,003	$ 17,802	$455,708
Net income	—	—	—	—	—	36,371	—	36,371
Unrealized losses on securities (net of tax benefit of $643)	—	—	—	—	—	—	(960)	(960)
Total comprehensive income								35,411
Stock option compensation	—	—	—	—	2,150	—	—	2,150
Tax benefit from exercise of stock options	—	—	—	—	1,549	—	—	1,549
Shares sold - stock purchase plans (including 273,589 options exercised)	—	—	273,789	3	6,660	—	—	6,663
Dividends declared to preferred shareholders ($0.80 per share)	—	—	—	—	—	(8,673)	—	(8,673)
Dividends declared to common shareholders ($0.93 per share)	—	—	—	—	—	(11,991)	—	(11,991)
Balance at December 31, 2008	10,841,062	$ 170,555	$13,031,696	$ 130	$ 113,580	$179,710	$16,842	$480,817
Net income	—	—	—	—	—	40,049	—	40,049
Unrealized gains on securities (net of tax of $6,148)	—	—	—	—	—	—	10,238	10,238
Total comprehensive income								50,287
Stock option compensation	—	—	—	—	1,134	—	—	1,134
Tax benefit from exercise of stock options	—	—	—	—	1,566	—	—	1,566
Other	—	—	—	—	(801)	—	—	(801)
Shares sold - stock purchase plans (including 661,891 options exercised)	—	—	686,005	7	15,388	—	—	15,395
Dividends declared to preferred shareholders ($0.80 per share)	—	—	—	—	—	(8,673)	—	(8,673)
Dividends declared to common shareholders ($1.02 per share)	—	—	—	—	—	(13,946)	—	(13,946)
Balance at December 31, 2009	10,841,062	$ 170,555	13,717,701	$ 137	$ 130,867	$197,140	$27,080	$525,779

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

National HealthCare Corporation operates, manages or provides services to long-term health care centers and associated assisted living centers, retirement centers and home health care programs located in 12 Southeastern, Northeastern and Midwestern states in the United States. The most significant part of our business relates to skilled and intermediate nursing care in which setting we provide assisted living and retirement services, hospice care, home health care and rehabilitative therapy services. The long-term health care environment has continually undergone changes with regard to Federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of National HealthCare Corporation and its majority-owned subsidiaries ("NHC" or the "Company"). All material intercompany balances, profits, and transactions have been eliminated in consolidation, and non-controlling interests are reflected in consolidation. Investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of the net earnings or losses of the affiliate as they occur. Losses are limited to the extent of our investments in, advances to and guarantees for the entity. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services in NHC owned health care centers and in other settings. Investment in entities in which we lack the ability to exercise significant influence are included in the consolidated financial statements at cost unless there has been a decline in the market value of our investment that is deemed to be other than temporary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Patient Revenues and Accounts Receivable

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate nursing, rehabilitation therapy, hospice, assisted living and retirement and home health care services.

Revenues are recorded when services are provided based on established rates adjusted to amounts expected to be received under governmental programs and other third-party contractual arrangements based on contractual terms. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay patients in skilled nursing or assisted living and retirement facilities, we bill in advance for the following month, with the remittance being due on receipt of the statement and generally by the 10th day of the month the services are performed. A portion of the episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are initially deferred and then are recognized as revenue when the services are performed.

We receive payments from the Medicare program under a prospective payment system ("PPS"). For skilled nursing services, Medicare pays a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs.

Medicaid program payments for long-term care services are generally based on fixed per diem rates subject to program cost ceilings.

For homecare services, Medicare pays based on the acuity level of the patient and based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit. We are allowed to make a request for anticipated payment at the start of care equal to 60% of the expected payment for the initial episode. The remaining balance due is paid following the submission of the final claim at the end of the episode. Revenues are recognized when services are provided based on the number of days of service rendered in the episode. Deferred revenue is recorded for payments received for which the related services have not yet been provided.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs. We believe that we are in material compliance with all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups ("RUGs") based on the acuity level of the patient to determine the amount paid to us for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between the net revenues recorded and the final determination will be adjusted in future periods as adjustments become known or as the period of payment is no longer subject to audits or reviews.

Furthermore, Medicare program revenues, as well as certain Medicaid program revenues, are subject to audit and retroactive adjustment by government representatives. Retroactive adjustments for these periods are estimated in the recording of revenues in the period the related services are rendered. The estimated amounts are adjusted in future periods as adjustments become known or as cost reporting years are no longer subject to audits or reviews. We believe currently that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Net third-party settlements amounted to $817,000, $700,000, and $4,466,000 net favorable adjustments in 2009, 2008 and 2007, respectively.

Approximately 69% in 2009 and 2008, and 70% in 2007 of our net patient revenues are derived from participation in Medicare and Medicaid programs.

Other Revenues

As discussed in Note 5, other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, guarantee fees, advisory fees (prior to the acquisition) from National Health Realty, Inc. ("NHR"), and rental income. Our insurance revenues consist of premiums that are generally paid in advance and then amortized into income as earned over the related policy period. We charge for management and accounting services based on a percentage of net revenues or based on a fixed fee per bed of the long-term care center under contract. Advisory fees based on our contractual agreements with NHR through October 31, 2007, when the arrangement was terminated, are discussed in Notes 2 and 3. We generally record other revenues on the accrual basis based on the terms of our contractual arrangements. However, with respect to management and accounting services revenue from certain long-term care providers, including but not limited to National Health Corporation ("National") and certain centers formerly owned by National Health Investors, Inc. ("NHI"), as discussed in Note 5, where collection is not reasonably assured based on insufficient historical collections and the lack of expected future collections, our policy is to recognize income only in the period in which collection is assured and the amounts at question are believed by management to be fixed and determined.

Certain management contracts, including, but not limited to, contracts with National and with certain centers formerly owned by NHI, subordinate the payment of management fees earned under those contracts to other expenditures of the long-term care center and to the availability of cash provided by the facility's operations. Revenues from management services provided to the facilities that generate insufficient cash flow to pay the management fee, as prioritized under the contractual arrangement, are not recognized until such time as the amount of revenue earned is fixed or determinable and collectability is reasonably assured. This recognition policy could cause our reported revenues and net income from management services to vary significantly from period to period.

We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive contingent rent, which is based on the increase in revenues of a lessee over a base year. We recognize contingent rent annually or monthly, as applicable, when, based on the actual revenue of the lessee, receipt of such income is assured. We identify leased real estate properties as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to rental income on non-performing leased real estate properties is to recognize rental income in the period when the income is received.

Non-Operating Income

As discussed in Note 6, non-operating income includes equity in earnings of unconsolidated investments, dividends and other realized gains and losses on securities, and interest income.

Provision for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on factors such as pay type, historical collection trends and aging categories. We review these factors and determine an estimated provision for doubtful accounts. Historically, bad debts have resulted primarily from uncollectible private balances or from uncollectible coinsurance and deductibles. Receivables that are deemed to be uncollectible are written off against the allowance. The allowance for doubtful accounts balance is assessed on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

The Company includes provisions for doubtful accounts in operating expenses in its consolidated statements of income. The provisions for doubtful accounts were $1,121,000, $2,464,000, and $2,764,000 for 2009, 2008 and 2007, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the expected useful lives of the assets estimated as follows: buildings and improvements, 20-40 years and equipment and furniture, 3-15 years. The provision for depreciation and amortization includes the amortization of properties under capital leases.

Leasehold improvements attached to properties owned by NHI and, prior to the October 31, 2007 merger of NHC and NHR, owned by NHR are amortized over periods that do not exceed the non-cancelable respective lease terms using the straight-line method.

Expenditures for repairs and maintenance are charged against income as incurred. Betterments, which significantly extend the useful life, are capitalized. We remove the costs and related allowances for accumulated depreciation or amortization from the accounts for properties sold or retired, and any resulting gains or losses are included in income. We include interest costs incurred during construction periods in the cost of buildings ($130,000 in 2009, $150,000 in 2008, and $26,000 in 2007).

In accordance with ASC Topic 360, *Property, Plant, and Equipment* (previously SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), we evaluate the recoverability of the carrying values of our properties on a property by property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future undiscounted cash flows from a property over the remaining useful life compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Mortgage and Other Notes Receivable

In accordance with Statement of ASC Topic 310, *Receivable* (previously SFAS No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15"), NHC evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHC reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of contractual principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Investments in Marketable Securities

Our investments in marketable securities include available for sale securities, which are recorded at fair value. Unrealized gains and losses on available for sale securities that are deemed temporary are recorded as a separate component of stockholders' equity. If any adjustment to fair value reflects a significant decline in the value of the security, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and would mark the security to market through a charge to our earnings. Credit losses are identified when we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security. In the event of a credit loss, only the amount associated with the credit loss is recognized in earnings, with the amount of loss relating to other factors recorded as a separate component of stockholders' equity.

Goodwill

The Company accounts for goodwill under ASC Topic 350, *Intangibles – Goodwill and Other* (previously SFAS No. 142, "Goodwill and Other Intangible Assets"). Under the provisions of the statement, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests based on their estimated fair value. Unamortized goodwill is continually reviewed for impairment in accordance with the Codification. The Company performs its annual impairment assessment on the first day of the fourth quarter.

Income Taxes

We utilize ASC Topic 740, *Income Taxes* (previously SFAS No. 109, "Accounting for Income Taxes"), which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this guidance, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 14 for further discussion of our accounting for income taxes.

On January 1, 2007, we adopted the recognition and disclosure provisions of ASC Topic 740, *Income Taxes* (previously FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"). Under this guidance, tax positions are evaluated for recognition using a more-than-likely-than-not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Liabilities for income tax matters include amounts for income taxes, applicable penalties, and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Concentration of Credit Risks

Our credit risks primarily relate to cash and cash equivalents, restricted cash held by trustees, accounts receivable, marketable securities and notes receivable. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash is primarily invested in commercial paper and certificates of deposit with financial institutions and other interest bearing accounts. Accounts receivable consist primarily of amounts due from patients (funded through Medicare, Medicaid, other contractual programs and through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain allowances for doubtful accounts on these accounts receivable. Marketable securities are held primarily in accounts with brokerage institutions. Notes receivable relate primarily to secured loans with health care facilities (recorded as notes receivable in the consolidated balance sheets) as discussed in Note 12.

At any point in time we have funds in our operating accounts and restricted cash accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While we monitor the cash balances in our operating accounts, these cash and restricted cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

Our financial instruments, principally our notes receivable, are subject to the possibility of loss of the carrying values as a result of the failure of other parties to perform according to their contractual obligations. We obtain various collateral and other protective rights, and continually monitor these rights in order to reduce such possibilities of loss. We evaluate the need to provide reserves for potential losses on our financial instruments based on management's periodic review of the portfolio on an instrument by instrument basis. See Note 12 for additional information on the notes receivable.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash and Investments

Restricted cash and investments primarily represent assets that are held by trustees for the purpose of our workers' compensation insurance and professional liability insurance.

Inventories

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Other Current Liabilities

Other current liabilities primarily represent accruals for current federal and state income taxes, real estate taxes and other current liabilities.

Accrued Risk Reserves

We are principally self-insured for risks related to employee health insurance and utilize wholly-owned limited purpose insurance companies for workers' compensation and professional liability claims. Accrued risk reserves primarily represent the accrual for risks associated with employee health insurance, workers' compensation and professional liability claims. The accrued risk reserves include a liability for unpaid reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

Stock-Based Compensation

Pursuant to ASC Topic 718, *Compensation – Stock Compensation* (previously SFAS No. 123(revised 2004), "Share-Based Payment"), the Company measures the cost of employee, director, and non-employee consultant services received in exchange for an award of stock-based compensation based on the grant-date fair value of the award. The cost is recognized over the requisite service period, except for awards granted to directors, which are fully expensed on the grant date. No compensation cost is recognized for awards that are subsequently forfeited. See Note 15 for additional disclosures regarding our stock option plan.

Deferred Lease Credits

Deferred lease credits include amounts being amortized to properly reflect expenses on a straight line basis under the terms of our existing lease agreements based on the physical use of the property.

Other Noncurrent Liabilities

Other noncurrent liabilities include reserves primarily related to various uncertain income tax positions (See Note 14).

At the inception of any guarantee agreement, we recognize a liability for the estimated fair value of the obligation assumed, if any, in accordance with the provisions of ASC Topic 460, *Guarantees* (previously FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others").

Deferred Revenue

Deferred revenue includes the deferred gain on the sale of assets to National (as discussed in Note 4), certain amounts related to episodic payments received by our home health care providers in advance of providing services (as discussed in Note 1) and entrance fees that have been and are currently being received upon reservation and occupancy of retirement center units for a continuing care retirement community we own. In accordance with the Accounting Standards Codification ("ASC") Topic 954-430, *Health Care Entities – Deferred Revenue*, the estimated amount of entrance fees that are expected to be refunded to current residents should be recorded as deferred revenue. According to our entrance fee contracts, a portion of the entrance fees are refundable (90%) only after a contract holder's unit has been resold. The amounts received from new residents in excess of the amounts to be paid to previous residents are deferred and amortized over the estimated life of the facility. The non-refundable portion (10%) is being recognized over the remaining life expectancies of the residents.

Comprehensive Income

ASC Topic 220, *Comprehensive Income* (previously SFAS No. 130, "Reporting Comprehensive Income") requires that changes in the amounts of certain items, including unrealized gains and losses on certain securities, be shown in the consolidated financial statements as comprehensive income. We report our comprehensive income in the consolidated statements of stockholders' equity.

Segment Disclosures

ASC Topic 280, *Segment Reporting* (previously SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information") establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial reports issued to stockholders. Management believes that substantially all of our operations are part of the long-term health care industry segment. Our operations outside of the long-term health care industry segment are not material. See Note 5 for a detail of other revenues provided within the long-term health care industry segment. Information about the costs and expenses associated with each of the components of other revenues is not separately identifiable.

Reclassifications

The 2008 and 2007 financial information has been reclassified so the basis of presentation is consistent with that of the 2009 financial information. Specifically, the Company reclassified "non-operating income" out of "other revenues" in the Consolidated Statements of Income.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC Topic 810, *Consolidation-Overall* (previously SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)"). This updated guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. It also requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This update is effective for our fiscal year beginning January 1, 2010 and we believe the adoption will not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued ASC Topic 105, *Generally Accepted Accounting Principles* (previously SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"), which is effective for interim and annual periods ending after September 15, 2009. The Accounting Standards Codification ("ASC") does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. ASC is the single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. The adoption of ASC did not have any impact on the Company's consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, *Subsequent Events* (previously SFAS 165, "Subsequent Events"), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this pronouncement for the quarter ended June 30, 2009. The adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued ASC Topic 820, *Fair Value Measurements and Disclosure – Overall* (previously FSP SFAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly") which provides additional guidance for estimating fair value in accordance with ASC Topic 820 (previously SFAS No. 157, "Fair Value Measurements"), when the volume and level of activity for the asset or liability have significantly decreased. The Company adopted this guidance on April 1, 2009. The adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued ASC Topic 320, *Investments-Debt and Equity Securities* (previously FSP SFAS 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments") to amend the other-than-temporary guidance for debt securities to be based on intent and not more likely than not that the Company would be required to sell the security before the recovery and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The Company adopted this guidance on April 1, 2009. The adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued ASC Topic 825, *Financial Instruments* (previously FSP SFAS 107-1 and APB 28-1, "Interim Disclosure about Fair Value of Financial Instruments"). This update requires fair value disclosures for financial instruments for interim reporting periods as well as in annual financial statements. The Company adopted this guidance on April 1, 2009.

In June 2008, the FASB issued ASC Topic 260, *Earnings per Share* (previously FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"). This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Non-vested share awards granted to employees contain nonforfeitable dividend rights and, therefore, are now considered participating securities. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company's adoption as of January 1, 2009 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC Topic 805, *Business Combinations* (previously SFAS No. 141(R), "Business Combinations"). This guidance establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company's adoption as of January 1, 2009 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC Topic 810, *Consolidation* (previously SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"). This guidance clarifies that a noncontrolling interest should be reported as equity in the consolidated financial statements and requires net income attributable to both the parent and the noncontrolling interest to be disclosed separately on the face of the consolidated statement of income. These presentation and disclosure provisions require retrospective application to all prior periods presented. This guidance did not have a material impact on the Company's consolidated financial statements.

NOTE 2 - RELATIONSHIP WITH NATIONAL HEALTH REALTY, INC.

On October 31, 2007, NHC acquired, through a merger recorded as a business combination, all of the net assets of National Health Realty, Inc. ("NHR"). The results of operations from the assets acquired and liabilities assumed have been included in the NHC consolidated financial statements since that date. Prior to the acquisition, NHR was a real estate investment trust which owned 23 health care facilities including 16 licensed skilled nursing facilities, six assisted living facilities and one independent living facility (the Healthcare Facilities) and six first promissory notes secured by the real property of healthcare facilities.

As a result of the acquisition, NHC is provided with a larger asset and equity base, which in turn should result in enhanced future growth and prospects for long term increases in stockholder value. Furthermore, NHC expects to capitalize on increases in NHC's annual recurring free cash flow resulting from the elimination of annual lease payments to NHR, even after providing for dividends on the preferred stock issued in the acquisition.

The aggregate purchase price was $297,686,000 including cash of $97,571,000, 10,841,062 shares of convertible preferred stock valued at $170,747,000 (based on independent valuation which confirmed the liquidation value of $15.75 per share as the fair value), assets including leasehold improvements, common stock of NHR surrendered in the purchase and transaction costs of the purchase that were capitalized totaling $29,368,000 and liabilities assumed of $8,249,000.

Prior to our acquisition of the Healthcare Facilities, we leased 14 properties from NHR on which we had constructed improvements (leasehold improvements) which had a net book value of approximately $24,845,000. In addition, prior to the merger, we owned 363,200 shares of NHR common stock in which we had a cost basis of $3,045,000 at October 31, 2007. Our investment in NHR common stock has also been considered in the purchase of the NHR assets. Finally, the legal, accounting and other costs of the acquisition that were included in the allocation of the purchase price totaled $1,478,000. Components of the purchase price is summarized as follows:

	(in thousands)
Cash to selling shareholders ($9.00 per share)	$ 97,571
Series A Convertible Preferred Stock	
(10,841,062 shares valued at $15.75 per share)	170,747
Carrying amount of leasehold improvements	24,845
NHR shares previously acquired, at cost	3,045
Transaction costs	1,478
	$ 297,686

The acquisition has been accounted for under the purchase method of accounting in accordance with ASC Topic 805, *Business Combinations* (previously SFAS No. 141, "Business Combinations"). NHC was aided in arriving at the estimates, including the value of the preferred stock issued as consideration in the acquisition, by third party valuations and cost segregation studies. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	(in thousands)
Cash and cash equivalents	$ 8,172
Marketable securities	6,590
Dividends receivable	113
Mortgage notes receivable	16,798
Fixed assets:	
Land	26,613
Real Property	247,649
Total Assets	305,935
Liabilities Assumed	(8,249)
Total Purchase Price	$ 297,686

The following unaudited pro forma consolidated financial summary is presented as if the acquisition of NHR was completed at the beginning of the 2007 reporting period. The unaudited pro forma combined results have been prepared for informational purposes only and do not purport to be indicative of the results which would have been attained had the business combination been consummated on the dates indicated or of the results which may be expected to occur in the future.

Year Ended December 31	2007
(in thousands, except per share amounts)	*(unaudited)*
Net Operating Revenues	$581,483
Net Income	$ 48,671
Dividends to Preferred Shareholders	(8,672)
Net income available to common shareholders	$ 39,999
Earnings Per Share:	
Basic	$ 3.18
Diluted	$ 3.08

Relationship with NHR Prior to the Merger

Prior to October 31, 2007 and the merger described above, NHC leased from NHR the real estate of ten long-term care centers, three assisted living centers and one retirement center. The term of the leases after being renegotiated in 2005 had been extended to December 31, 2017 with certain renewal options at the expiration date. NHC accounted for the leases as operating leases. For 2007 (prior to the merger), NHC paid base rent, percentage rent and expansion rent totaling $9,422,000, excluding rent paid on nine Florida health care facilities as described below.

On October 1, 2000, we terminated our individual leases on nine Florida long-term care facilities. Also effective October 1, 2000, the facilities were leased by NHR under a five year term to nine separate limited liability corporations, none of which we own or control. These leases have currently been extended through December 31, 2010. Lease payments to NHR from the new leases offset our lease obligations pursuant to the master operating lease. Effective October 31, 2007, these Florida leases were assigned to us as a result of the merger with NHR.

Under terms of the lease agreements, we earn base rent on the nine Florida properties of $6,625,000 per year. Base rent earned by us during the years ended December 31, 2009 and 2008 and during the two month period ended December 31, 2007 totaled $6,625,000, $6,625,000 and $1,085,000, respectively. In addition to base rent, NHC will earn percentage rent equal to 3% of the amount by which gross revenue of each Florida health care facility in such later year exceeds the gross revenues of such health care facility in the base year of 2005. For the years ended December 31, 2009 and 2008 and the two month period ended December 31, 2007, we earned $536,000, $489,000 and $28,000 of percentage rent, respectively.

At December 31, 2009, the approximate future minimum base rent commitments (which exclude percentage rents) to be received by us on non-cancelable operating leases are as described in the following table.

2010	$6,625,000
Thereafter	—

In addition to the lease relationship prior to October 31, 2007, NHC had an Advisory Agreement relationship with NHR whereby NHC provided day-to-day management services to NHR. For 2007 (prior to the merger), advisory fees earned by NHC under the agreement were $417,000. The terms of the advisory agreement allowed either party to terminate the arrangement upon 90 days written notice.

Prior to the merger described above, NHC owned 363,200 shares (or 3.5%) of NHR's outstanding common stock with a cost basis on October 31, 2007 of $3,045,000. NHC accounted for its investment in NHR common stock as available for sale marketable securities in accordance with the provisions of ASC Topic 320, *Investments*.

NOTE 3 - RELATIONSHIP WITH NATIONAL HEALTH INVESTORS, INC.

In 1991, we formed NHI as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange.

Leases

On October 17, 1991, concurrent with our conveyance of real property to NHI, we leased from NHI the real property of 40 long-term health care centers and three retirement centers. Each lease was for an initial term originally expiring December 31, 2001, with two additional five-year renewal terms at our option, assuming no defaults. During 2000, we exercised our option to extend the lease term for the first five-year renewal term under the same terms and conditions as the initial term.

On December 27, 2005, we exercised our option to extend the existing master lease on 41 properties for the second renewal term. The 41 properties include four Florida properties that are leased to and operated by others, but for which we continue to guarantee the lease payments to NHI under the master lease. A 15-year lease extension began on January 1, 2007, and includes three additional five-year renewal options, each at fair market value. Under the terms of the lease, base rent for 2007 will total $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year. The lease renewal provides for no percentage rent in 2007 since 2007 is the new base year. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent for 2009 and 2008 was approximately $757,000 and $531,000, respectively.

Each lease with NHI is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHI to purchase any of the properties transferred from us should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

As part of our lease with NHI, we lease four Florida long-term care centers that we sublease to four separate corporations, none of which we own or control.

Base rent expense to NHI was $33,700,000 in 2009. At December 31, 2009, the approximate future minimum base rent to be paid by us on non-cancelable operating leases with NHI are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2010	$ 33,700,000	$ 28,948,000
2011	33,700,000	28,948,000
2012	33,700,000	33,700,000
2013	33,700,000	33,700,000
2014	33,700,000	33,700,000
Thereafter	235,900,000	235,900,000

Investment in NHI Common Stock

At December 31, 2009 and 2008, we own 1,630,642 shares (or 5.9%) of NHI's outstanding common stock. We account for our investment in NHI common stock as available for sale marketable securities in accordance with the provisions of ASC Topic 320, *Investments.*

NOTE 4 - RELATIONSHIP WITH NATIONAL HEALTH CORPORATION

National, which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and served as our administrative general partner through December 31, 1997, when we operated as a master limited partnership. As discussed below, all of the personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation as employees in the ESOP.

Sale of Long–Term Health Care Centers to and Notes Receivable from National, Recognition of $10,000,000 of Previously Deferred Gain in 2007

During 1988, we sold the assets (inventory, property and equipment) of eight long–term health care centers (1,121 licensed beds) to National for a total consideration of $40,000,000. The consideration consisted of $30,000,000 in cash and an 8.5% $10,000,000 note receivable due December 31, 2007. We manage the centers under a management contract for management fees comparable to those in the industry. National sold one center to an unrelated third party in 1997 and two centers to an unrelated third party in 1999. Thus, we now manage five centers for National under a management contract that has been extended until January 20, 2018. See Note 5 for additional information on management fees recognized from National.

Our carrying amount in the assets sold in 1988 to National was approximately $24,255,000. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December 2007 with the collection of the $10,000,000 note receivable from National. The $10,000,000 gain on the sale of assets was reported as the recognition of deferred gain in Costs and Expenses in the Consolidated Statements of Income. $3,745,000 of the deferred gain was amortized into income on a straight line basis over the original 20-year term of the management contract (through December 31, 2007). $2,000,000 of deferred gain is related to NHC's obligation to loan up to $2,000,000 to National under a line-of-credit agreement. That amount is expected to remain deferred until the obligation expires, currently scheduled in January, 2018.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due to or due from National from time to time. The maximum loan commitment under the line of credit is $2,000,000. The interest rate on the line of credit is prime plus one percent and the final maturity is January 20, 2018. At December 31, 2009, National did not have an outstanding balance on the line of credit.

Financing Activities

During 1991, we borrowed $10,000,000 from National. The term note payable currently requires quarterly interest payments at the prime rate minus .85 percent. The entire principal is due at maturity in 2018.

Payroll and Related Services

The personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation in the ESOP. National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. Such costs of personnel totaling approximately $370,708,000, $347,934,000, and $326,445,000 for 2009, 2008 and 2007 respectively, are reflected as salaries, wages and benefits in the accompanying consolidated statements of income. The administrative fee paid to National for 2009, 2008, and 2007 was $3,195,000, $3,019,000, and $2,830,000, respectively. National owes us $6,142,000 and $14,311,000 at December 31, 2009 and 2008, respectively, as a result of the differences between interim payments for payroll and benefits services costs made during the current and previous years and such actual costs. The amounts are included in accounts receivable, accounts payable and notes receivable from National in the consolidated balance sheets.

National's Ownership of Our Stock

At December 31, 2009 and 2008, National owns 1,271,147 shares (or approximately 9.3% and 9.8% for 2009 and 2008, respectively) of our outstanding common stock and 1,271,147 shares (or approximately 11.7%) of our outstanding preferred stock.

Consolidation Considerations

Because of the considerable contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in ASC Topic 810, *Consolidation* (previously FIN No. 46(R), "Consolidation of Variable Interest Entities" and current guidance effective January 1, 2010 of SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)"). We do not consolidate National because (1) NHC does not have any obligation or rights (current or future) to absorb losses or to receive benefits from National. The ESOP participants bear the current and future financial gain or burden of National,

(2) National's equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (3) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC's affiliates.

NOTE 5 - OTHER REVENUES

Other revenues are outlined in the table below. Revenues from insurance services include premiums for workers' compensation and professional liability insurance policies that our wholly-owned limited purpose insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees and revenues from other services provided to managed and other long-term health care centers. "Other" revenues include miscellaneous health care related earnings.

Year ended December 31,	2009	2008	2007
		(in thousands)	
Insurance services	$14,560	$16,690	$15,914
Management and accounting service fees	17,845	18,496	16,799
Guarantee fees	—	—	4
Advisory fees from NHR	—	—	417
Rental income	12,764	13,273	4,078
Other	1,463	1,695	2,390
	$46,632	$50,154	$39,602

Management Fees from National

We have managed long-term care centers for National since 1988 and we currently manage five centers. See Note 4 to the Consolidated Financial Statements regarding our relationship with National.

During 2009, 2008 and 2007, National paid and we recognized approximately $1,200,000, $-0-, and $-0-, respectively, of management fees and interest on management fees, which amounts are included in management and accounting service fees. Unrecognized management fees from National total $21,890,000, $19,789,000, and $16,436,000 at December 31, 2009, 2008 and 2007, respectively. We have recognized approximately $26,704,000 of management fees and interest from these centers since 1988.

The unpaid fees from these five centers, because the amount collectable could not be reasonably determined when the management services were provided, and because we cannot estimate the timing or amount of expected future collections, will be recognized as revenues only when fixed or determinable and collectability of these fees can be reasonably assured. Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five long-term care centers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the five centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Management Fees from Nursing Centers Formerly Owned by NHI

NHI in the past operated certain long-term health care centers on which it had foreclosed, accepted deeds in lieu of foreclosure or otherwise obtained possession of the related assets. NHI engaged us to manage these foreclosure properties from 2000 through 2004. During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

We continue to manage 15 long-term care centers that were previously owned by NHI. During 2009, 2008 and 2007, we recognized $4,030,000, $6,024,000, and $2,892,000, respectively, of management fees and interest from these 15 long-term care centers. Unrecognized and unpaid management fees from these centers total $9,051,000, $7,790,000, and $8,654,000 at December 31, 2009, 2008 and 2007, respectively. We have recognized approximately $23,256,000 of management fees and interest from these centers since 2002.

Of the total 15 centers managed, the management fee revenues from seven centers were currently paid and recognized on the accrual method in 2009. The fees from the remaining eight centers, because of insufficient historical collections and the lack of expected future collections, are recognized only when realized. Under the terms of our management agreements, the payment of these fees to us may be subordinated to other expenditures of each of the long-term care providers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized and uncollected management fees in whole or in part in the future only if cash flows from operating and investing activities of the centers or proceeds from the sale of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Accounting Service Fees and Rental Income from Florida Centers

During 2009, 2008, and 2007, we recognized $6,530,000, $6,042,000, and $7,109,000, respectively, of accounting services fees from long-term health care centers in Florida that we previously operated or managed. Amounts recognized are included in management and accounting service fees.

During 2009, 2008, and 2007, we also recognized $10,308,000, $10,807,000, and $3,581,000, respectively, of rental income from the divested operations of long-term health care centers in Florida related to our two owned facilities and the facilities acquired as a result of the merger with NHR effective October 31, 2007. These amounts are included in rental income.

Rental Income from a Health Care and Assisted Living Center located in Tennessee

During 2009, 2008 and 2007, we earned $2,386,000, $2,400,000, and $400,000, respectively, of rental revenue as a result of the purchase and lease on November 1, 2007 of the real estate of a 544-bed long-term care center and a 66-unit assisted living center located in Chattanooga, Tennessee. These amounts are also included in rental income.

NOTE 6 - NON-OPERATING INCOME

Non-operating income is outlined in the table below. Non-operating income includes dividends and other realized gains and losses on securities, interest income and equity in earnings of unconsolidated investments. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services. See Note 17 for additional disclosure regarding Caris.

Year ended December 31,	2009	2008	2007
		(in thousands)	
Dividends and other net realized gains and losses on sales of securities	$ 4,409	$ 4,601	$ 5,028
Equity in earnings of unconsolidated investments	8,679	7,556	5,951
Interest income	3,696	3,578	7,695
	$16,784	$15,735	$18,674

NOTE 7 - OTHER OPERATING EXPENSES

Other operating expenses include the costs of care and services that we provide to the residents of our facilities and the costs of maintaining our facilities. Our primary patient care costs include drugs, medical supplies, purchased professional services, food, professional insurance and licensing fees. The primary facility costs include utilities and property insurance.

NOTE 8 - EARNINGS PER SHARE

Effective January 1, 2009, we compute earnings per share using the two-class method. Under the two-class method, earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period.

The following table summarizes the earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

Year Ended December 31,	2009	2008	2007
	(dollars in thousands, except per share amounts)		
Basic:			
Weighted average common shares outstanding	13,562,850	12,834,630	12,562,347
Net income	$ 40,049	$ 36,371	$ 45,449
Dividends to preferred stockholders	8,673	8,673	1,831
Net income available to common stockholders	$ 31,376	$ 27,698	$ 43,618
Earnings per common share, basic	$ 2.31	$ 2.16	$ 3.47
Diluted:			
Weighted average common shares outstanding	13,562,850	12,834,630	12,562,347
Dilutive effect of stock options	14,826	298,789	431,583
Assumed average common shares outstanding	13,577,676	13,133,419	12,993,930
Net income available to common stockholders	$ 31,376	$ 27,698	$ 43,618
Earnings per common share, diluted	$ 2.31	$ 2.11	$ 3.36

Excluded in the above table are 337,305; 290,620; and 18,494 shares of stock options for 2009, 2008, and 2007, respectively, due to their antidilutive impact. Also excluded are 2,623,971; 2,623,971; and 442,082 preferred stock potential common shares for 2009, 2008, and 2007, respectively, issuable upon the conversion of preferred stock due to their antidilutive impact.

NOTE 9 - INVESTMENTS IN MARKETABLE SECURITIES

Our investments in marketable securities include available for sale securities. Realized gains and losses from securities sales are determined on the specific identification of the securities.

Marketable securities consist of the following:

December 31,	2009		2008	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Marketable equity securities	$29,604	$71,280	$29,604	$54,682
U.S. government securities	8,918	8,833	1,474	1,537
Mortgage-backed securities	7,422	7,392	—	—
Corporate debt securities	3,159	3,125	—	—
	$49,103	$90,630	$31,078	$56,219

Included in the available for sale marketable equity securities are the following:

December 31,	2009			2008		
(in thousands, except share amounts)	Shares	Cost	Fair Value	Shares	Cost	Fair Value
NHI Common Stock	1,630,642	$24,734	$60,317	1,630,642	$24,734	$44,729

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows:

December 31,	2009		2008	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Maturities:				
Within 1 year	$ 1,475	$ 1,493	$ —	$ —
1 to 5 years	13,105	12,984	1,474	1,537
6 to 10 years	4,919	4,873	—	—
	$19,499	$19,350	$1,474	$1,537

Gross unrealized gains related to available for sale securities are $41,676,000 and $25,141,000 as of December 31, 2009 and 2008, respectively. Gross unrealized losses related to available for sale securities were $149,000 and $-0- as of December 31, 2009 and 2008, respectively.

Proceeds from the sale of investments in marketable securities during the years ended December 31, 2009, 2008 and 2007 were $-0-, $225,000, and $5,236,000, respectively. Gross investment losses of $265,000 were realized in these sales during the year ended December 31, 2007. Gross investment gains of $-0- were realized on these sales during the year ended December 31, 2008.

As described in Note 2, on October 31, 2007, NHC surrendered (through merger with NHR) 363,200 shares of NHR common stock with a cost of $3,045,000 and unrealized gain of $4,764,000. NHC also acquired (thru merger with NHR) 225,000 shares of NHI common stock at a value of $6,590,000 ($29.29 per common share at October 31, 2007).

NOTE 10 - FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, and accounts payable approximate fair value due to their short-term nature. Our long-term debt approximates fair value due to variable interest rates and the short term maturity of the Revolving Credit Facility. At December 31, 2009 and 2008, there were no material differences between the carrying amounts and fair values of NHC's financial instruments.

Effective January 1, 2009, we fully adopted ASC Topic 820, *Fair Value Measurements andDisclosures* (previously SFAS No. 157, "Fair Value Measurements"), as it relates to both financial and nonfinancial assets and liabilities. Prior to January 1, 2009, the standard applied only to our financial assets and financial liabilities. ASC Topic 820 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Valuation techniques are the market, cost or income approach. The adoption did not have an impact on our financial position, results of operations or cash flows.

As a basis for considering such assumptions, fair value guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 – quoted prices for identical assets or liabilities in active markets, Level 2 – quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuations in which significant inputs are corroborated by observable market data and Level 3 – valuation techniques in which significant inputs are unobservable.

Financial assets and financial liabilities measured at fair value on a recurring basis during the period are as follows (in thousands):

	Fair Value At Dec. 31, 2009	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities	$71,280	$71,280	$ —	$—
Restricted marketable securities	19,350	11,958	7,392	—

Marketable Securities and Restricted Marketable Securities

The fair value of our investments in marketable securities and restricted marketable securities is derived using quoted market prices of identical securities or other observable inputs such as trading prices of identical securities in active markets.

Cash Fund in Liquidation

At December 31, 2009, the Columbia Strategic Cash Portfolio Fund (the "Fund") has been completely liquidated. The balance was $7,804,000 at December 31, 2008. The Fund invested in obligations denominated in U.S. dollars consisting of asset-backed and mortgage-backed securities, structured investment vehicles, corporate bonds and notes, certificates of deposit, short-term corporate debt obligations, commercial paper, extendible commercial notes and municipal bonds. A portion of the securities in the Fund had their fair values determined through readily available market data; however, some of the securities in the Fund had limited market activity such that the determination of fair value required significant judgment or estimation. Given current market conditions, these securities were not actively traded, and certain significant inputs (e.g. spreads, yield curves, prepayments and volatilities) were unobservable. These securities were valued primarily using broker pricing models that incorporated transaction details such as contractual terms, maturity, timing and amount of future cash inflows, as well as assumptions about liquidity. As a result, until the investments were liquidated, the Company categorized the investments as Level 3 within the fair value hierarchy.

The following table presents a reconciliation of Level 3 assets measured at fair value on a recurring basis at December 31, 2009 and 2008. The Company has adopted an accounting policy for Level 3 fair value measurements that provides for transfer of the asset or liability into/out of Level 3 as of the beginning of the quarter in which the charge is determined. Considering the continuing deterioration in market conditions during the fourth quarter of 2008 and the lack of current observable market activity, our investment in the Fund was transferred from Level 2 to Level 3 as of October 1, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
(in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$ 7,804	$ —
Total gains or losses (realized/unrealized):		
Included in earnings	325	(1,525)
Included in other comprehensive income	—	—
Purchases, issuances and settlements	(8,129)	(3,332)
Transfers in/out or out of Level 3	—	12,661
Balance at end of period	$ —	$ 7,804

As to our total investment in the Fund, gains and losses (realized and unrealized) included in earnings for the years ended are reported in interest income as follows:

(in thousands)	Year Ended December 31 2009	Year Ended December 31 2008
Total realized gains or losses	$ 325	$ (817)
Change in unrealized gains or losses relating to assets still held at reporting date	$ —	$(1,343)

We received notice on December 6, 2007 at a time when our carrying value in the Fund was $39,500,000, that the Fund cash redemptions were suspended and that the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders, including to NHC. Activity in the Fund for the periods indicated is summarized as follows:

(in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2008	25 Days Ended December 31, 2007
Fund balance, beginning of period	$ 7,804	$ 35,492	$39,500
Realized gains (losses)	325	(817)	(42)
Reduction to adjust the Fund balance to its net asset value, charged to earnings	–	(1,343)	(453)
Cash distributed to NHC	(8,129)	(25,528)	(3,513)
Fund balance, end of period	$ —	$ 7,804	$35,492
Interest earned, in addition to the cash distributed above	$ 32	$ 654	$ 156

The Fund's valuation fluctuated based on changes in the market value of the securities held by the Fund. In addition to the transaction gains or losses reported by the Fund to us, since December, 2007, we have adjusted our carrying value to the Fund's net asset value, which adjustments have required us to charge earnings and reduce our carrying value in the Fund. Because the Fund was invested in financial instruments with exposure to the current turmoil in the credit markets in the United States, we considered the write-down amount to be an other-than-temporary impairment. The Company realized gains of $325,000 for the year ended December 31, 2009 and recorded realized and unrealized losses of $2.2 million for the year ended December 31, 2008, and realized and unrealized losses of $.5 million for the 25 days ended December 31, 2007, respectively.

NOTE 11 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

December 31,	2009	2008
	(in thousands)	
Land	$ 46,595	$ 46,542
Leasehold improvements	81,531	77,783
Buildings and improvements	338,178	331,046
Furniture and equipment	107,074	106,341
Construction in progress	35,375	10,248
	608,753	571,960
Less: Accumulated Depreciation	(181,177)	(158,478)
	$ 427,576	$ 413,482

As a result of the merger with NHR in 2007, NHC acquired land and real property of 16 long-term health care centers, six assisted living facilities and one independent living facility valued at approximately $274,263,000.

At December 31, 2009, we have obligations to complete construction of approximately $19,255,000.

NOTE 12 - NOTES RECEIVABLE

On October 31, 2007, we acquired, in the merger with NHR, notes receivable with an estimated fair value at date of acquisition of $16,798,000 ($14,746,000 at December 31, 2009). The notes are first and second mortgages with interest rates ranging from prime plus 2% to 10.5% fixed rate with periodic payments required prior to maturity. The notes mature in the years from 2012 through 2016.

We have notes receivable from managed and other long-term health care centers totaling $12,059,000, the proceeds of which were used by the long-term health care centers for construction costs, development costs incurred during construction and working capital. The notes generally require monthly payments with maturities beginning in 2010 through 2014. Interest on the notes is generally at rates ranging from prime plus 2% to 8.5%. The collateral for the notes consists of first and second mortgages, certificates of need, personal guarantees and stock pledges.

Recovery and Write-off of Notes Receivable

In May 2007, we collected a note receivable which had previously been written off in the amount of $6,195,000. The collections are directly attributable to operations and are reported as recoveries of notes receivable in the consolidated statements of income.

In November 2007, we purchased the lease of a long-term health care center (544 beds) and an assisted living facility (66 units) located in Chattanooga, Tennessee. The consideration we gave for the lease was substantially all of the outstanding first mortgage bonds of these centers that were held by us. The first mortgage bonds had a face value of approximately $14,760,000 but had been previously written down by approximately $7,376,000. Therefore, as a result of capitalizing the property, we recorded a recovery of notes receivable in the amount of $7,376,000 in our Consolidated Statements of Income.

NOTE 13 - LONG-TERM DEBT AND COMMITMENTS

Long-Term Debt

Long-term debt consists of the following:

December 31,	Weighted Average Interest Rate	Maturities	Long-Term Debt 2009	2008
			(dollars in thousands)	
Revolving Credit Facility, interest payable monthly	Variable, 1.24%	2010	$ —	$ 50,500
Notes and other obligations, principal and interest payable periodically	Variable, 5.43%	2009	—	2
Unsecured term note payable to National, interest payable quarterly, principal payable at maturity	Variable, 2.8%	2018	10,000	10,000
			10,000	60,502
Less current portion			—	(50,502)
			$10,000	$ 10,000

$75,000,000 Revolving Credit Agreement

Effective October 27, 2009, we extended the maturity of our Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which up to $5,000,000 may be utilized for letters of credit.

Borrowings bear interest at either (i) the Eurodollar rate plus 1.00% or (ii) the prime rate. Letter of credit fees are equal to 1.00% times the maximum amount available to be drawn under outstanding letters of credit. Prior to the extension, the borrowing bore interest at either (i) the Eurodollar rate plus 0.375% or (ii) the prime rate.

Beginning October 27, 2009, commitment fees are payable on the daily unused portion of the Credit Facility at a rate of twenty (20) basis points per annum.

The Credit Facility matures on October 26, 2010. Between 90 and 120 days prior to the maturity date, NHC may request the extension of the maturity date. If the Lender elects to consent to such extension, subject to certain conditions, the maturity date will be extended to the date which is 364 days after the then maturity date.

NHC is permitted to prepay the loans outstanding under the Credit Facility at any time, without penalty.

NHC's obligations under the Credit Agreement are guaranteed by certain NHC subsidiaries and are secured by pledges by NHC and the guarantors of (i) 100% of the equity interests of domestic subsidiaries and (ii) up to 65% of the voting equity interests and 100% of the non-voting equity interests of foreign subsidiaries, in each case, held by NHC or the guarantors.

The Credit Agreement contains customary representations and warranties, and covenants, including covenants that restrict, among other things, asset dispositions, mergers and acquisitions, dividends, restricted payments, debt, liens, investments and affiliate transactions. The Credit Agreement contains customary events of default.

The Credit Facility is available for general corporate purposes, including working capital and acquisitions.

The aggregate maturities of long-term debt and debt serviced by other parties for the five years subsequent to December 31, 2009 are as follows:

	Long-Term Debt
	(in thousands)
2010	$ —
2011	—
2012	—
2013	—
2014	—
Thereafter	10,000
Total	$ 10,000

Lease Commitments

Operating expenses for the years ended December 31, 2009, 2008, and 2007 include expenses for leased premises and equipment under operating leases of $32,351,000, $31,453,000, and $40,205,000, respectively. See Note 3 for the approximate future minimum rent commitments on non-cancelable operating leases with NHI.

NOTE 14 - INCOME TAXES

The provision for income taxes is comprised of the following components:

Year Ended December 31,	2009	2008	2007
		(in thousands)	
Current Tax Provision			
Federal	$18,251	$15,443	$12,892
State	5,743	3,912	3,720
	23,994	19,355	16,612
Deferred Tax Provision (Benefit)			
Federal	2,950	(1,997)	8,110
State	663	(442)	2,063
	3,613	(2,439)	10,173
Income Tax Provision	$27,607	$16,916	$26,785

The deferred tax assets and liabilities, consisting of temporary differences tax effected at the respective income tax rates, are as follows:

December 31,	2009	2008
	(in thousands)	
Current deferred tax asset:		
Allowance for doubtful accounts receivable	$ 1,214	$ 1,836
Accrued expenses	7,601	10,205
	8,815	12,041
Current deferred tax liability:		
Unrealized gains on marketable securities	(16,202)	(10,053)
Other	(1,040)	(1,004)
	(17,242)	(11,057)
Net current deferred tax asset (liability)	$ (8,427)	$ 984)
Noncurrent deferred tax asset:		
Financial reporting depreciation in excess of tax depreciation	$ 3,408	$ 4,193
Deferred gain on sale of assets (net)	(3,135)	(3,215)
Tax basis intangible asset in excess of financial reporting basis	2,057	2,349
Stock-based compensation	1,119	2,711
Other	212	(60)
Accrued expenses	4,209	1,326
Deferred revenue	7,685	6,368
Net noncurrent deferred tax asset	$ 15,555	$ 13,672

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Year Ended December 31,	2009	2008	2007
		(in thousands)	
Tax provision at federal statutory rate	$23,680	$18,650	$25,282
Increase (decrease) in income taxes resulting from:			
State, net of federal benefit	2,801	2,155	3,804
Tax exempt interest	—	—	(321)
Nondeductible expenses	153	159	120
Insurance expense	108	(450)	(220)
Other, net	(614)	488	(376)
Unrecognized tax benefits	3,032	—	—
Expiration of statute of limitations	(1,553)	(4,086)	(1,504)
	3,927	(1,734)	1,503
Effective income tax expense	$27,607	$16,916	$26,785

The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option exercise price. During 2009, 2008 and 2007, $1,566,000, $1,549,000, and $1,177,000, respectively, attributable to the tax benefit of stock options exercised, was credited to additional paid-in capital.

NHC continually evaluates for uncertain tax positions. Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for unrecognized tax benefits related to uncertain tax positions. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities. We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 *Income Taxes* (previously FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"). Our liabilities for unrecognized tax benefits are presented in the consolidated balance sheet within Other Noncurrent Liabilities.

On January 1, 2007, we adopted the recognition and disclosure provisions of ASC Topic 740 (previously FIN No. 48). Under this guidance, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Prior to January 1, 2007, we maintained a liability for the estimated amount of contingent liabilities for income tax matters in accordance with ASC Topic 450 *Contingencies* (previously SFAS 5, "Accounting for Contingencies").

In accordance with current guidance, the Company has established a liability for unrecognized tax benefits, which are differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this Interpretation. Generally a liability is created for an unrecognized tax benefit because it represents a company's potential future obligation to a taxing authority for a tax position that was not recognized per above.

As a result of adopting ASC Topic 740 (previously FIN No. 48), January 1, 2007, we reported a $900,000 increase to our retained earnings and a decrease in our accruals for uncertain tax positions and related interest and penalties of a corresponding amount. On January 1, 2007, we had $15,526,000 of unrecognized tax benefits, composed of $11,409,000 of deferred tax assets, $–0– of deferred tax liabilities, and $4,117,000 of permanent differences. Accrued interest and penalties payable of $5,525,000 at January 1, 2007 relate to unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Deferred Tax Asset	Liability For Unrecognized Tax Benefits	Liability For Interest and Penalties	Liability Total
Balance, December 31, 2006 under ASC 450 (previously SFAS 5)	$ —	$ 4,799	$ 5,743	$10,542
Adoption of ASC 740 (previously FIN 48) on January 1, 2007	11,409	10,727	(218)	10,509
Balance, January 1, 2007	11,409	15,526	5,525	21,051
Additions based on tax positions related to the current year	—	1,483	358	1,841
Additions for tax positions of prior years	3,219	3,219	466	3,685
Reductions for tax positions of prior years	(1,001)	(1,001)	(282)	(1,283)
Reductions for statute of limitation expirations	—	(1,005)	(499)	(1,504)
Balance, December 31, 2007	13,627	18,222	5,568	23,790
Additions based on tax positions related to the current year	—	1,206	245	1,451
Additions for tax positions of prior years	—	—	586	586
Reductions for tax positions of prior years	(3,832)	(3,832)	—	(3,832)
Reductions for statute of limitation expirations	(2,101)	(4,169)	(2,019)	(6,188)
Balance, December 31, 2008	7,694	11,427	4,380	15,807
Additions based on tax positions related to the current year	323	4,558	487	5,045
Additions for tax positions of prior years	3,877	2,231	1,103	3,334
Reductions for statute of limitation expirations	—	(941)	(612)	(1,553)
Balance, December 31, 2009	$11,894	$17,275	$ 5,358	$22,633

During the year ended December 31, 2009, we have recognized a $941,000 decrease in unrecognized tax benefits (including $-0- of temporary differences and $941,000 of permanent differences) and an accompanying $612,000 decrease of related interest and penalties due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $1,553,000 composed of $941,000 tax and $612,000 interest and penalties on permanent differences and $-0- interest and penalties on temporary differences.

At December 31, 2009, we had $17,275,000 of unrecognized tax benefits, composed of $10,618,000 of deferred tax assets, $-0- of deferred tax liabilities, and $6,658,000 of permanent differences. Accrued interest and penalties payable of $5,358,000 and a related deferred tax asset on interest of $1,275,000 relate to unrecognized tax benefits at December 31, 2009. Unrecognized tax benefits of $6,658,000, net of federal benefit, at December 31, 2009, attributable to permanent differences, would favorably impact our effective tax rate if recognized. Accrued interest and penalties of $2,489,000 relate to these permanent differences at December 31, 2009. We do not expect to recognize significant increases or decreases in unrecognized tax benefits within twelve months of December 31, 2009, except for the effect of decreases related to statute of limitations lapse estimated at $2,546,000, composed of temporary differences of $-0- and permanent tax differences of $2,546,000. Interest and penalties of $1,080,000 relate to these permanent difference changes within 12 months of December 31, 2009.

During the year ended December 31, 2008, we have recognized a $4,169,000 decrease in unrecognized tax benefits (including $2,101,000 of temporary differences and $2,068,000 of permanent differences) and an accompanying $2,019,000 decrease of related interest and penalties due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $4,086,000 composed of $2,067,000 tax and $904,000 interest and penalties on permanent differences, and $1,115,000 interest and penalties on temporary differences.

At December 31, 2008, we had $11,427,000 of unrecognized tax benefits, composed of $7,694,000 of deferred tax assets, $-0- of deferred tax liabilities, and $3,733,000 of permanent differences. Accrued interest and penalties payable of $4,380,000 relate to unrecognized tax benefits at December 31, 2008.

During the year ended December 31, 2007, we recognized a $1,005,000 decrease in unrecognized tax benefits and an accompanying $499,000 decrease of related interest and penalties due to the effect of statute of limitations lapse on permanent differences. We have also recognized an increase in unrecognized tax benefits of $1,483,000 and an accompanying $358,000 increase of related interest and penalties attributable to permanent differences during the same period. The $1,005,000 decrease in unrecognized tax benefits and an accompanying $499,000 decrease of related interest and penalties attributable to permanent differences have favorably impacted our effective tax rate.

At December 31, 2007, we had $18,222,000 of unrecognized tax benefits, composed of $13,627,000 of deferred tax assets, $-0- of deferred tax liabilities, and $4,595,000 of permanent differences. Accrued interest and penalties of $5,568,000 relate to unrecognized tax benefits at December 31, 2007.

Interest and penalties expense related to U.S. federal and state income tax returns are included within income tax expense. Interest and penalties expense was $979,000; ($1,189,000); and $42,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2006 (with few state exceptions). Currently, there are no U.S. federal or state returns under examination.

NOTE 15 - STOCK OPTION PLAN

Our shareholders approved the 2005 Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan (the "Plan") which provides for the grant of stock options to key employees, directors and non-employee consultants. Under the Plan, the Compensation Committee of the Board of Directors ("the Committee") has the authority to select the participants to be granted options; to designate whether the option granted is an incentive stock option ("ISO"), a non-qualified option, or a stock appreciation right; to establish the number of shares of common stock that may be issued upon exercise of the option; to establish the vesting provision for any award; and to establish the term any award may be outstanding. The exercise price of any ISO's granted will not be less than 100% of the fair market value of the shares of common stock on the date granted and the term of an ISO may not be any more than ten years. The exercise price of any non-qualified options granted will not be less than 100% of the fair market value of the shares of common stock on the date granted unless so determined by the Committee.

Under the Plan, options issued to non-employee directors are granted automatically on the date of our annual shareholder meeting, vest immediately upon grant and have a maximum five year term. Options granted to employees in 2000 vested over a six year period and had a maximum six year term. Options granted to employees in 2004 vested over a five year period and had a maximum five year term. Options granted to employees in 2007 vested over a 2.1 year period and had a maximum 2.1 year term. No options were granted to employees during 2009 and 2008.

The Company is required to estimate the fair value of share-based awards on the date of grant. The fair value of each option award is estimated using the Black–Scholes option valuation model with the weighted average assumptions indicated in the following table. Generally, awards are subject to cliff vesting. Each grant is valued as a single award with an expected term based upon expected employment and termination behavior. Compensation cost is recognized as "Salaries, wages and benefits" in the Consolidated Statements of Income over the requisite service period in a manner consistent with the option vesting provisions. The straight–line attribution method requires that compensation expense is recognized at least equal to the portion of the grant–date fair value that is vested at that date. The expected volatility is derived using weekly historical data for periods immediately preceding the date of grant. The risk–free interest rate is the approximate yield on the United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The following table summarizes the assumptions used to value the options granted in the periods shown.

	Year Ended December 31		
	2009	2008	2007
Risk-free interest rate	0.96%	2.60%	4.64%
Expected volatility	29.1%	25.5%	27.9%
Expected life, in years	2.0 years	2.0 years	2.1 years
Expected dividend yield	2.99%	2.36%	1.92%
Expected forfeiture rate	0.00%	0.00%	0.00%

The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2006	1,289,179	$23.13	—
Options granted	161,748	53.67	—
Options exercised	(229,480)	24.95	—
Options forfeited	(1,797)	55.45	—
Options cancelled	(53,000)	20.90	—
Options outstanding at December 31, 2007	1,166,650	27.06	—
Options granted	112,586	51.86	—
Options exercised	(273,589)	24.34	—
Options forfeited	(3,451)	50.94	—
Options cancelled	(10,000)	20.90	—
Options outstanding at December 31, 2008	992,196	30.55	—
Options granted	113,914	37.37	—
Options exercised	(685,805)	22.44	—
Options cancelled	(35,000)	55.00	—
Options outstanding at December 31, 2009	385,305	$44.78	$ (3,341,000)
Options exercisable	385,305	$44.78	$ (3,341,000)

Options Outstanding December 31, 2009	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
134,685	$32.01 to $37.70	$35.67	2.9
250,620	$44.25 to $52.50	$49.67	2.4
385,305			

At December 31, 2009, 385,305 options outstanding are exercisable. Exercise prices on the options range from $32.01 to $52.50. The weighted average remaining contractual life of options outstanding at December 31, 2009 is 2.6 years. The total intrinsic value of shares exercised during the year ended December 31, 2009 was $11,516,000.

Additionally, we have an employee stock purchase plan that allows employees to purchase our shares of stock through payroll deductions. The plan allows employees to terminate participation at any time.

Our policy is to issue new shares to satisfy share option exercises. In May 2005, our shareholders approved the 2005 National HealthCare Corporation Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan. We have reserved 787,738 shares of common stock for issuance under these plans.

NHC recognized $1,134,000, $2,150,000, and $2,318,000 of compensation expense for the year ended December 31, 2009, 2008 and 2007, respectively. Such expense is included in salaries, wages and benefits in the consolidated statements of income. Current accounting guidance requires that the benefits of tax deductions in excess of amounts recognized as compensation cost be reported as a financing cash flow, rather than an operating cash flow, as required under prior accounting guidance. Tax deductions in excess of amounts recognized as compensation costs totaled $9,057,000, $3,871,000, and $2,942,000 for the year ended December 31, 2009, 2008 and 2007, respectively. No share based compensation cost was capitalized for the years presented.

NOTE 16 - CONTINGENCIES AND GUARANTEES

Accrued Risk Reserves

We are self insured for risks related to health insurance and have wholly-owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims both for our owned or leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims totals $107,456,000 and $106,000,000 at December 31, 2009 and 2008, respectively. This liability is classified as current based on the uncertainty regarding the timing of potential payments. The liability is included in accrued risk reserves in the consolidated balance sheets. The amounts are subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

As a result of the terms of our insurance policies and our use of wholly-owned limited purpose insurance companies, we have retained significant insurance risk with respect to workers' compensation and general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. Such estimates are based on many variables including historical and statistical information and other factors.

Workers' Compensation

For workers' compensation, we utilize a wholly-owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third-party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long-term care industry. Business is written on a direct basis. For direct business, coverage is written for statutory limits and the insurance company's losses in excess of $1,000,000 per claim are covered by reinsurance.

For these workers' compensation insurance operations, the premium revenues reflected in the financial statements as "Other Revenues" for 2009, 2008 and 2007, respectively, are $2,687,000, $6,339,000, and $7,250,000. Associated losses and expenses are reflected in the consolidated financial statements as "Other operating costs and expenses".

General and Professional Liability Lawsuits and Insurance

Across the nation, the entire long term care industry has experienced significant amounts of personal injury/wrongful death claims and awards based on alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2009, we and/or our managed centers are currently defendants in 38 such claims covering the years 1999 through December 31, 2009.

Due to either the unavailability and/or prohibitive cost of quoted professional liability insurance coverage in 2002, we elected to pay the premiums into a wholly-owned licensed captive insurance company, incorporated in the Cayman Islands, for the purpose of managing our losses related to these risks. Thus, for the years 2002-2009, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us, is provided through this wholly-owned insurance company. Current policies are written for a duration of twelve months.

Our insurance coverage for all years includes both primary and excess policies. In 2002, deductibles were eliminated and first dollar coverage was provided through the wholly-owned insurance company, while the excess coverage was provided by a third party insurer.

For 2003-2009, both primary professional liability insurance coverage and excess coverage is provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit. The limit was $17.0 million, $16.0 million, and $14.0 million for the years 2009, 2008 and 2007, respectively. There is a $7.5 million annual excess aggregate applicable to years 2003-2007 while years 2008 and 2009 have a $9.0 million annual excess aggregate.

For these professional liability insurance operations, the premium revenues reflected in the financials as "Other revenues" for 2009, 2008 and 2007, respectively, are $4,646,000, $4,011,000, and $3,467,000. Associated losses and expenses including those for self-insurance are included in the consolidated financial statements as "Other operating costs and expenses".

Debt Guarantees

At December 31, 2009, no agreement to guarantee the debt of other parties exists.

Other Matters

On July 24, 2009, the Company received a civil investigative demand from the Tennessee Attorney General's Office, requesting production of documents related to NHC's business relationships with non-profit entities. The Company is in the process of responding to the demand and will comply as required with the terms of the demand.

NOTE 17 - EQUITY METHOD INVESTMENT IN CARIS HEALTHCARE, L.P.

We have a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services in NHC owned health care centers and in other settings. In 2003 we entered into a partnership agreement with Caris in order to develop hospice programs in selected market locations. Summarized financial information as of and for the years ended December 31, 2009, 2008 and 2007 is provided below.

	2009	2008	2007
		(in thousands)	
Current assets	$27,289	$19,890	$17,211
Noncurrent assets	816	1,007	977
Liabilities	7,563	4,104	3,581
Partners' Capital	20,542	16,793	14,607
Revenue	44,086	37,579	31,959
Expenses	26,929	23,379	20,366
Net Income	17,157	14,200	11,593

NOTE 18 - GAIN ON SALE OF ASSETS AND RECOGNITION OF DEFERRED GAIN - NATIONAL

Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina for approximately $12,200,000 and recognized a gain of approximately $10,785,000 related to the sale. Proceeds from the sale were held by a facilitator pending completion of an IRC§1031 exchange in January 2008.

In December 2007, we sold an undeveloped parcel of land located in McMinnville, Tennessee for $323,000 in cash. We had nominal basis allocated to the land. Therefore, the sale resulted in a gain of $323,000.

Amortization of Deferred Income

We recognized as income in 2007 $10,000,000 of gain on the sale of assets to National that had been deferred since 1988. See *Note 4 – Relationship with National Health Corporation* for more information.

The gain on the sale of land and the recognition of the deferred gain on sale of assets to National are included in "Total Costs and Expenses" on the Consolidated Statements of Income.

NOTE 19 - PURCHASES OF HEALTHCARE CENTERS AND HOSPICE BUSINESS

On January 1, 2009, we purchased for $3,100,000 in cash certain assets and assumed certain liabilities of five hospice locations in the state of South Carolina. As a result of the acquisition, we recorded $2,900,000 as goodwill, all of which is expected to be fully deductible for income tax purposes. The results of the five hospice locations have been included in the consolidated financial statements since January 1, 2009, the acquisition date. The unaudited pro forma results are not disclosed due to the results being immaterial to the consolidated financial statements.

On August 1, 2008, we purchased a 132-bed skilled nursing and rehabilitation facility and a 60-bed assisted living facility for approximately $13,250,000 located in Charleston, South Carolina.

On January 2, 2008, we purchased a 109-bed skilled nursing and rehabilitation facility from the St. Mary's Health System for $6,347,000 in cash. Holston Health and Rehabilitation Center is located in Knoxville, Tennessee.

The operating results for the acquisitions described above are included in the Consolidated Statement of Income from their respective acquisition dates. Pro forma disclosures related to the acquisitions are not material.

In January, 2008, we purchased for $5,073,000 in cash two tracts of land located in the state of South Carolina and one tract of land located in Tennessee. The tracts were undeveloped and are held for future development.

On November 1, 2007, we purchased a lease with an option to purchase a 544-bed long-term care center and 66 unit assisted living facility located in Chattanooga, Tennessee. The facilities were immediately subleased to an unrelated third party and the rent income has been included in other revenues in the Consolidated Statements of Income since the date of purchase. The sublease agreement is for a two year term and the approximate future minimum rent commitment to be received by us on this non-cancelable operating lease is $2,316,000 in 2010 and 2011.

The aggregate capitalized cost related to the Chattanooga facilities was $14,760,000, including $14,710,000 principal balance of the outstanding 1st Mortgage Bonds of the center purchased (which Bonds were owned by us). $50,000 remains outstanding on the bonds. The value of the 1st Mortgage Bonds paid was determined based on an appraisal of the property purchased which appraisal value exceeded the purchase price paid. The carrying value of the 1st Mortgage Bonds had been previously written down by us. As a result of acquiring the property, we recorded a recovery of notes receivable of $7,376,000 in the Consolidated Statements of Income.

NOTE 20 - SERIES A CONVERTIBLE PREFERRED STOCK

On October 31, 2007, NHC issued $170,555,000 of NHC Series A Convertible Preferred Stock (the "Preferred Stock") with a liquidation preference of $15.75. Each share of the Preferred Stock is entitled to annual preferred dividends of $0.80 per share. Dividends on the Preferred Stock are cumulative.

The Preferred Stock, which is listed on the NYSE Amex exchange with the symbol "NHC.PRA" is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 of a share of NHC common stock. After the fifth anniversary of the closing date, NHC will have the option to redeem the Preferred Stock, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC common stock splits or stock dividends.

NOTE 21 - SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

On August 2, 2007, the NHC board of directors approved the adoption of a stockholder rights plan and declared a dividend distribution of one right (a "Right") for each outstanding share of NHC common stock to stockholders of record at the close of business on August 2, 2007. Each Right entitles the registered holder to purchase from NHC a unit consisting of one one-ten thousandth of a share of Series B Junior Participating Preferred Stock, $0.01 par value at a purchase price of $250 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a rights agreement between NHC and Computershare Trust Company, N.A., as rights agent, dated as of August 2, 2007, as may be amended, restated or otherwise modified from time to time. No shares have been issued pursuant to this stockholder rights plan.

NOTE 22 - SELECTED QUARTERLY FINANCIAL DATA

(unaudited, in thousands, except per share amounts)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Operating Revenues	$164,689	$167,647	$167,386	$168,499
Income Before Non-Operating Income	11,577	13,812	13,827	11,656
Non-Operating Income	3,980	4,389	4,244	4,171
Net Income	9,184	11,367	12,344	7,154
Preferred Dividends	2,168	2,168	2,169	2,168
Net Income Available to Common Shareholders	7,016	9,199	10,175	4,986
Basic Earnings Per Share	.53	.67	.74	.37
Diluted Earnings Per Share	.53	.67	.74	.37

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Operating Revenues	$156,208	$156,198	$159,048	$161,754
Income Before Non-Operating Income	9,219	11,177	11,931	5,225
Non-Operating Income	3,933	4,364	4,223	3,215
Net Income	8,172	9,486	13,773	4,940
Preferred Dividends	2,168	2,168	2,169	2,168
Net Income Available to Common Shareholders	6,004	7,318	11,604	2,772
Basic Earnings Per Share	.47	.57	.91	.21
Diluted Earnings Per Share	.46	.56	.88	.21

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures - Based on their evaluation as of December 31, 2009, the Chief Executive Officer and Principal Accounting Officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited National HealthCare Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National HealthCare Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National HealthCare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of National HealthCare Corporation as of December 31, 2009 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and our report dated March 2, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
March 2, 2010

Changes in Internal Control - There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management, including our President and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHC have been detected.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information in our definitive 2010 proxy statement set forth under the captions *Directors of the Company* and *Executive Officers of the Company* is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information in our definitive 2010 proxy statement set forth under the caption *Compensation Discussion & Analysis* is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information in our definitive 2010 proxy statement set forth under the captions *Section 16(A) Beneficial Ownership Reporting Compliance* is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information in our definitive 2010 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information in our definitive 2010 proxy statement set forth under the caption *Report of the Audit Committee* is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedule

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits

(a) Reference is made to the Exhibit Index, which is found within this Form 10-K Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION

Date: March 2, 2010

BY: 

Robert G. Adams
Chairman
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 2, 2010	/s/ ROBERT G. ADAMS Robert G. Adams *Chief Executive Officer*
Date: March 2, 2010	/s/ DONALD K. DANIEL Donald K. Daniel *Senior Vice President and Controller* *Principal Accounting Officer* *(Principal Financial Officer)*
Date: March 2, 2010	/s/ J. PAUL ABERNATHY J. Paul Abernathy *Director*
Date: March 2, 2010	/s/ W. ANDREW ADAMS W. Andrew Adams *Director*
Date: March 2, 2010	/s/ ERNEST G. BURGESS Ernest G. Burgess *Director*
Date: March 2, 2010	/s/ EMIL E. HASSAN *Emil E. Hassan* *Director*
Date: March 2, 2010	/s/ RICHARD F. LAROCHE, JR. Richard F. LaRoche, Jr. *Director*
Date: March 2, 2010	/s/ LAWRENCE C. TUCKER Lawrence C. Tucker *Director*

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Senior Regional Vice Presidents

Greg G. Bidwell
Central Tennessee and Kentucky

D. Doran Johnson
South Central Tennessee and Alabama

Michael C. Neal
New Hampshire and Massachusetts

M. Ray Blevins
East Tennessee, Georgia and Virginia

J.B. Kinney, Jr.
South Carolina

Melvin J. Rector
Missouri and Kansas

Vice Presidents

Catherine E. Reed
Homecare

Jeffrey R. Smith
Treasury

Charles C. Swift
Assistant Controller

Assistant Vice Presidents

Christy J. Beard
CPCS

Ann S. Benson
To Counsel

Brigitte L. Burke
Dietary Services

Kathy W. Campbell
Partner Benefits

Ann A. Coleman
Nursing

Bruce K. Duncan
Health Planning

Charleen D. Forsythe
Information Systems

Barbara F. Harris
Operations

Donnie P. Hester
Workers Compensation

Martha L. Hughey
Reimbursement

Leslie A. Joyner
Health Information

N. Bart King
Chief Audit Executive

Phyllis F. Knight
Payroll

John D. McKinney
Operational Accounting

Jesse W. Myatt
Information Systems

Wayne L. Oliff
Professional Liability

Joan B. Phillips
Rehabilitation

Debbie L. Price
Accounts Receivable

Judy G. Thomasson
Homecare Acquisitions and Accounting

Stacia H. Vetter
Long-Term Care Insurance

Christopher S. West
Human Resources

Charles J. Wysocki
Operations


NHC
National HealthCare Corporation
NYSE Euronext
NHC
LISTED
NYSE
AMEX
JULY
24
FRIDAY
NHC
LISTED
NYSE
AMEX

Robert Adams, Chairman/CEO rings the opening bell of the New York Stock Exchange on July 24, 2009 in recognition of NHC's 38th Anniversary.

Corporate Headquarters
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130
Phone: 615.890.2020
Fax: 615.890.0123

Web Site
www.nhccare.com

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P. O. Box 43078
Providence, RI 02940-3078
800.568.3476
www.computershare.com

Listed
NYSE-Amex
NHC
NHC.PRA

Annual Stockholders' Meeting
City Center, 14th Floor
100 Vine Street
Murfreesboro, Tennessee
4:00 p.m. Central Time
Thursday, May 6, 2010

Annual Report on Form 10-K
Copies of our Annual Report on Form 10-K and all other Securities and Exchange Commission filings are available free of charge on our web site or by writing us at the address listed above.

Independent Registered Public Accounting Firm
Ernst & Young
424 Church Street
Nashville, TN 37219-3302

Corporate Officers





Robert G. Adams, *Chairman/CEO, Inside Director*, 63, 36 years with NHC, 5 years as President/CEO, 10 years as Chief Operating Officer, 18 years as Senior Vice President, and 18 years on the board. He also served as a health care center administrator and a regional vice president for NHC.

D. Gerald Coggin, *Senior Vice President, Corporate Relations*, 58, 37 years with NHC, 22 years in current position. He also served as a health care administrator and a regional vice president.

Donald K. Daniel, *Senior Vice President, Controller and Principal Accounting Officer*, 63, 33 years with NHC, 24 years as controller and vice president.

Steve F. Flatt, *President* since January 1, 2009, 54, joined NHC in June of 2005 as Senior Vice President, Development. Prior to joining NHC, he served as president of David Lipscomb University in Nashville, Tennessee.

David L. Lassiter, *Senior Vice President, Corporate Affairs*, 55, joined NHC in 1995 and had 17 years of experience in the health care industry prior to joining NHC.

John K. Lines, *Senior Vice President* and *General Counsel*, 50, joined NHC in September 2006. Prior to joining NHC, he served as general counsel of Trinsic, Inc., and counsel at the law firm of Schiff Hardin LLP.

Julia W. Powell, *Senior Vice President, Patient Services*, 60, 35 years with NHC, 24 years in present position. She also served as NHC nurse consultant and director of NHC's patient assessment computerized services.

Charlotte A. Swafford, *Senior Vice President and Treasurer*, 61, 37 years with NHC, 24 years in present position. She also served as staff accountant, accounting manager and assistant treasurer.

R. Michael Ussery, *Chief Operating Officer* since January 1, 2009, 51, 29 years with NHC. He has also served as senior regional vice president and health care center administrator.



Board of Directors

FRONT ROW *(left to right)*: Robert G. Adams & W. Andrew Adams | BACK ROW *(left to right)*: Emil E. Hassan, J. Paul Abernathy, M.D., Lawrence C. Tucker, Ernest G. Burgess, III & Richard F. LaRoche, Jr.

Dr. J. Paul Abernathy, *Independent Director*, 74, is a retired general surgeon who practiced in Murfreesboro from 1971 to 1995. Prior to 1971, he served as Chief of Surgery for the United States Air Force Base in Keesler, Mississippi. He is a member of the Southern Medical Society and the Southeastern Surgery Society, and is a Fellow in the American College of Surgeons. Dr. Abernathy serves on NHC's Audit Committee, Compensation Committee and is chairman of Nominating and Corporate Governance Committee.

Robert G. Adams, *Chairman/CEO, Inside Director*, 63, 36 years with NHC, 5 years as President/CEO, 10 years as Chief Operating Officer, 18 years as Senior Vice President, and 18 years on the board. He became Chairman of the Board on January 1, 2009 and has been Chief Executive Officer since November 1, 2004. He also served as a health care center administrator and a regional vice president for NHC.

W. Andrew Adams, *Affiliated Director*, 64, 35 years with NHC. He served as NHC's president from 1974 to 2004 and served as chairman from 1994 to 2008. He is chairman of the board of National Health Investors, Inc.

Ernest G. Burgess, III, *Affiliated Director*, 70, 33 years with NHC. He served as NHC's senior vice president of operations for 20 years before retiring in 1994. His board of director's position spans 16 years.

Emil E. Hassan, *Independent Director*, 63, retired as senior vice president of manufacturing, purchasing, quality and logistics for Nissan North America, Inc., in 2004. He is chairman of Auto Services Americas, which handles vehicle transportation logistics for Nissan and other manufacturers. Prior to joining Nissan, he was with Ford Motor Company for 12 years. He is on the board of Middle Tennessee Medical Center and is chairman of NHC's Compensation Committee.

Richard F. LaRoche, Jr., *Independent Director*, 64, 33 years with NHC. He served as secretary and general counsel for 27 years and as senior vice president for 14 years before retiring in May 2002. LaRoche served as NHC's outside counsel from 1971 to 1975. He also serves on the board of Lodge Manufacturing Company.

Lawrence C. Tucker, *Independent Director*, 65, has 41 years with Brown Brothers Harriman & Co., private bankers. Tucker became a general partner with Brown Brothers Harriman & Co. in 1979. He served on the firm's steering committee and was responsible for corporate finance activities, which included management of the 1818 Funds, private equity investing partnerships with originally committed capital of approximately $2 billion. He is chairman of NHC's Audit Committee.

NHC

NATIONAL HEALTHCARE CORPORATION

100 E. Vine Street, Murfreesboro, TN 37130 | Phone: 615.890.2020 | Fax: 615.890.0123